SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 10, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑             Form 40-F ☐

     This Form 6-K consists of the Financial Reporting Fourth Quarter 2008, which appears immediately following this page.

Financial Reporting

Fourth Quarter 2008

Fourth quarter 2008 report
10 February 2009

UBS financial highlights

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(2.56)	0.09	(6.04)		58	(7.17)	(2.61)

Return on equity attributable to UBS shareholders (%)[2]						(54.4)	(11.7)

Cost / income ratio (%)[3]	N/A [4]	102.1	N/A [4]			608.6	111.0

Net new money (CHF billion)[5]	(85.8)	(83.6)	15.5			(226.0)	140.6

Group results

Operating income	(4,079)	5,556	(4,132)		1	1,545	31,721

Operating expenses	5,645	6,036	8,918	(6)	(37)	27,638	35,463

Operating profit before tax (from continuing and discontinued operations)	(9,705)	(480)	(13,016)		25	(25,894)	(3,597)

Net profit attributable to UBS shareholders	(8,100)	296	(12,967)		38	(19,697)	(5,247)

Personnel (full-time equivalents)[6]	77,783	79,565	83,560	(2)	(7)

Invested assets (CHF billion)	2,174	2,640	3,189	(18)	(32)

	As of					% change from
CHF million, except where indicated	31.12.08	30.9.08		31.12.07		30.9.08	31.12.07

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,015,549	1,996,719		2,274,891		1	(11)

Equity attributable to UBS shareholders	34,114	46,412		36,875		(26)	(7)

Market capitalization[7]	43,519	54,135		108,654		(20)	(60)

BIS capital ratios[8]

Tier 1 (%)	11.5	11.0	[9]	9.1	[10]

Total BIS (%)	15.5	15.0	[9]	12.2	[10]

Risk-weighted assets	302,273	332,451		374,421	[10]	(9)	(19)

Long-term ratings

Fitch, London	A+	AA–		AA

Moody’s, New York	Aa2	Aa2		Aaa

Standard & Poor’s, New York	A+	AA–		AA

	For the quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Adjusted group results (pre-tax)

Operating income (as reported)	(4,079)	5,556	(4,132)		1	1,545	31,721

Own credit[11]	(1,616)	2,069	659			2,032	659

Operating income excluding own credit	(2,463)	3,487	(4,791)		49	(487)	31,062

SNB transaction / MCN[12]	(4,187)					(327)

Divestments / other[13]	167	168		(1)		335	1,950

Operating income excluding own credit (adjusted)	1,557	3,319	(4,791)	(53)		(495)	29,112

Operating expenses (as reported)	5,645	6,036	8,918	(6)	(37)	27,638	35,463

ARS settlement (WM US)	545					1,464

Goodwill impairment (Investment Bank)						341

Restructuring charges[14]	737					737	212

Operating expenses (adjusted)	4,363	6,036	8,918	(28)	(51)	25,096	35,251

Operating result (adjusted)	(2,806)	(2,717)	(13,709)	(3)	80	(25,591)	(6,139)

1 Refer to note 8 of this report for details on the earnings per share (EPS) calculation.  2 Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders.  3 Operating expenses / operating income before credit loss expense or recovery.  4 The cost / income ratio is not meaningful due to negative income.  5 Excludes interest and dividend income.  6 Excludes personnel from private equity (part of the Corporate Center).  7 Refer to the “UBS registered shares” section of this report for further information.  8 Refer to the “Capital management” section of this report for further information.  9 Reflects the capital ratios according to Basel II data only and does not include the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements.  10 The calculation prior to 2008 is based on the Basel I approach.  11 Represents economic own credit changes of financial liabilities designated at fair value through profit or loss. Own credit changes and corresponding results for prior periods have been adjusted in this report to adhere to this “economic own credit” approach. Refer to note 10 for details and comparison with own credit amounts as defined by IFRS 7 (which are presented in note 3 of this report).  12 Refer to notes 13 and 14 of this report for more information.  13 4Q08 includes a CHF 60 million trading loss related to the the settlement agreement requiring the repurchase of the auction rate securities, a CHF 360 million net gain on the sale of UBS’s stake in Bank of China and a CHF 133 million loss on the divestment of the commodities business by the Investment Bank. 3Q08 includes a CHF 168 million gain on the sale of UBS’s stake in Adams Street Partners. Full-year 2007 includes a CHF 1,950 million pre-tax gain on UBS’s sale of its stake in Julius Baer. Refer also to the “UBS results in fourth quarter 2008” section of this report.  14  4Q08 includes CHF 435 million of personnel expenses and CHF 302 million of costs related to real estate, both affecting the Investment Bank. Full-year 2007 includes CHF 212 million of pre-tax costs related to the closure of Dillon Read Capital Management.

Financial calendar

Publication of annual report 2008	Thursday, 19 March 2009

Annual general meeting	Wednesday, 15 April 2009

Publication of first quarter 2009 results	Tuesday, 5 May 2009

Publication of second quarter 2009 results	Tuesday, 4 August 2009

Publication of third quarter 2009 results	Tuesday, 3 November 2009

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Interactive fourth quarter 2008 report

An interactive version of this report can be viewed online in the Fourth Quarter 2008 Results section of the UBS Analysts & Investors website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of UBS reports can be obtained from: UBS AG, Printed & Branded Products, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Fourth quarter 2008 report
10 February 2009

Letter to shareholders

Dear shareholders,

UBS recorded a net loss attributable to shareholders of CHF 8.1 billion in fourth quarter 2008, bringing the full-year result to a loss of CHF 19.7 billion.

During the quarter, we took a number of steps to implement our established strategy to stabilize the finances of UBS and to focus on our core client businesses. These, and the turbulent financial and economic environment, resulted in a number of significant items that affected the pre-tax result by a total of CHF 6.9 billion. The specific items, and their effects on the fourth quarter result, were:
UBS reached an agreement with the Swiss National Bank (SNB) in October. This allows UBS to transfer a large quantity of illiquid and other positions to a fund owned and controlled by the SNB. In a related transaction, UBS placed mandatory convertible notes with the Swiss Confederation in order to raise new capital. These two transactions impacted fourth quarter 2008 results by a net charge of CHF 4.2 billion.
We recorded an own credit expense of CHF 1.6 billion, mainly due to redemptions of UBS debt during the quarter. Expenses of CHF 0.6 billion, related to the settlement agreement requiring the repurchase of auction rate securities from clients, affected the fourth quarter results. There was also a net gain on divestments of CHF 0.2 billion. Finally, the result was affected by a total CHF 0.7 billion of expenses associated with the restructuring of the Investment Bank.

Excluding these items, the adjusted pre-tax operating result was a loss of CHF 2.8 billion.

This result was achieved in the context of a further severe deterioration in the financial markets during the quarter. World stock markets, measured by the Dow Jones World Index, fell 23% between the beginning of October and the end of December. We now know that the US economy contracted at an annualized rate of 4.1% in nominal terms in the fourth quarter, the fastest rate of contraction since 1958, and that economic activity in most of the rest of the developed world weakened sharply as well. These trends reflect a tendency on the part of households and companies to cut spending, and sell financial assets, in an attempt to reduce their debts.

Fourth quarter 2008 saw net new money outflows of CHF 85.8 billion, compared with outflows of CHF 83.6 billion in the prior quarter. Overall net new money outflows were particularly heavy in October, but slowed down progressively in

November and December. The improvement has continued into January, which saw net new money inflows in both our wealth management and asset management businesses.

Throughout the fourth quarter, our over-riding aim has been to stabilize UBS’s valuable client businesses. A fundamental element of this is to make certain that UBS’s financial position is stable and continues to improve. During the quarter, UBS’s tier 1 ratio rose to 11.5%, up from 11.0% at the end of September. Risk-weighted assets declined to CHF 302 billion in fourth quarter, from CHF 332 billion in the third quarter, as our program to reduce risk continued.
We know that you, our shareholders, saw a decline in the value of your investment in UBS over the quarter. Management and employees are also affected by the financial crisis and UBS’s performance. In view of the results of the firm and the general environment, UBS management set compensation at appropriate levels, and reduced discretionary variable compensation payments by 85% for 2008 as a whole compared with 2007. Total personnel expenses, which include fixed compensation (salaries) as well as variable compensation, fell 36%.

With the fourth quarter results, we are also announcing organizational changes and senior management appointments in Global Wealth Management & Business Banking and reaffirming our commitment to the Investment Bank as a core business.

Global Wealth Management & Business Banking will be divided into two new business divisions: Wealth Management & Swiss Bank, comprising all non-Americas wealth management businesses as well as the Swiss private and corporate client business; and the business division Wealth Management Americas. Wealth Management & Swiss Bank will be led by two new Group Executive Board members, Franco Morra, chief executive officer Switzerland, and Juerg Zeltner, chief executive officer Global Wealth Management. Wealth Management Americas will continue to be led by Marten Hoekstra. These measures will better align our leadership and organizational structure with the changing and diverse needs of our clients.
The Investment Bank will remain a core business of UBS. It will continue to focus on reducing risk and on turning around its profitability. This will involve it concentrating only on corporate and institutional client-related business in Equities and in Fixed Income in its key markets worldwide. It will also continue to grow its leading corporate finance and advisory businesses.

Outlook – UBS has had an encouraging start to the year, and net new money was positive in January. However, financial market conditions remain fragile, as company and household cash flows continue to deteriorate but governments take measures to ease fiscal and monetary conditions. Our near-term outlook therefore remains cautious, and UBS will continue its program to strengthen its financial position through reductions in risk positions, risk-weighted assets, total assets and operating costs. This will allow us to focus management and other resources on securing and building the firm’s core client businesses.

10 February 2009

UBS

Peter Kurer	Marcel Rohner
Chairman	Chief Executive Officer

Changes in 2008
Management report

This section refers to relevant changes occurring in fourth quarter 2008. For changes affecting previous quarters, refer to the reports for those quarters.

Changes in 2008
10 February 2009

Changes in 2008

Update on the transaction with the Swiss National Bank

Transaction structure

As announced on 16 October 2008, the Swiss National Bank (SNB) and UBS reached an agreement to transfer in one or more sales up to USD 60 billion of illiquid securities and other positions from UBS’s balance sheet to a fund owned and controlled by the SNB. The size of the transaction has since been reduced (see below).
The SNB will finance the fund with a loan in the amount of 90% of the purchase price to be paid by the fund, secured by the assets of the fund. The remaining 10% will take the form of an equity contribution by the SNB. At the closing of each asset transfer, UBS will purchase, for an amount equal to the SNB’s equity contribution on that date, an option to acquire the fund’s equity once the loan has been fully repaid. The option exercise price will be USD 1 billion plus 50% of the amount by which the equity value exceeds USD 1 billion at the time of exercise. While economically unchanged, this differs from the initially announced structure, under which UBS would have made equity contributions equal to 10% of the purchase price to be paid by the fund at each closing and immediately sold the equity to the SNB for USD 1 plus an option to repurchase the equity in the fund.
If, upon the fund’s termination, the SNB incurs a loss on the loan it has made to the fund, the SNB will be entitled to receive 100 million UBS ordinary shares against payment of the par value of those shares (currently CHF 0.10 per share).

Governance

In fourth quarter 2008, the fund was established under the name SNB StabFund as a Swiss limited partnership for collective investments. Its objective is to manage the acquired positions based on fundamental value considerations. The SNB StabFund is owned by a general partner and a limited partner, both of which are wholly owned by the SNB. The general partner has a board of directors with five members, of which three are designated by the SNB and two by UBS.
UBS acts as the investment manager of the SNB Stab-Fund, subject to the oversight of the board of directors of the general partner which must approve certain types of decisions. The board also retains the right to remove UBS as the investment manager of the SNB StabFund.

First asset sale

On 16 December 2008, the SNB StabFund acquired a first tranche of 2,042 securities positions from UBS for USD 16.4 billion.
The assets purchased were primarily US and European residential and commercial mortgage-backed securities, as well as other asset-backed securities. The purchase price of USD 16.4 billion was the value of these securities as of 30 September 2008 as determined by the SNB based on a valuation conducted by third-party valuation experts. The purchase price was USD 0.3 billion lower than the value UBS assigned to these securities on 30 September 2008.
The remaining positions identified for sale to the fund are planned to be transferred over the course of first quarter 2009 in one or more additional transfers.

Change in portfolio composition and size

UBS and SNB have agreed that UBS’s student loan auction rate securities (ARS) positions and securities currently insured by monolines will not be sold to the fund (refer to the discussion of risk concentrations in the “Risk management and control” section of this report for more information on these positions). As a result, the overall amount of positions already transferred or still expected to be transferred to the SNB StabFund has been reduced to USD 39.1 billion, as shown in the table below.

Implications for UBS’s income statement in
fourth quarter 2008

The overall impact on UBS’s income statement in fourth quarter 2008 of the SNB transaction and the placement of the mandatory convertible notes (MCNs) with the Swiss Confederation was a net charge of CHF 4.2 billion. This reflects the costs of the equity purchase option, partially offset by the year-end value of that option, the loss referred to above arising from valuation differences on securities sold to the SNB StabFund, losses on hedges that were subject to trading restrictions as a result of the SNB transaction, and the impact of the contingent issuance of UBS shares in connection with the transaction. The fair valuation impact of the issuance of the MCNs, as described in note 14 of this report, is also included in this total.

Positions affected by the transfer to the SNB StabFund
	UBS valuation as of 30 September 2008
	Transferred	Planned for transfer
USD billion	16 December 2008	first quarter 2009

US sub-prime	2.8	2.8

US Alt-A	1.4	1.0

US prime	1.0	0.9

US reference-linked note program	4.7	1.1

Commercial real estate	2.3	3.4

Student loan-backed securities	0.5	0.0

Other illiquid securities and assets	4.1	13.4

Price difference	(0.3)	–

Total	16.4	22.7

Reclassification of financial assets

The markets for many financial instruments began to dry up in 2007 and many instruments that previously traded in active and liquid markets ceased actively trading by mid-2008. In an effort to address accounting concerns arising from the global credit crisis, the International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13 October 2008.

Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment with effect from 1 October 2008 following an assessment of the implications on its financial statements.
Subject to certain conditions being met, the amendments to IAS 39 permit financial assets to be reclassified out of the “held for trading” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity. Eligible assets may be reclassified to the “loans and receivables” category, carried at amortized cost less impairment, or the “available-for-sale” category, carried at fair value through equity with impairment recognized in profit or loss. Assets designated at fair value through profit or loss (“fair value option”) and derivatives may not be reclassified.

Assets reclassified in fourth quarter 2008

Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.2 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of 31 December 2008.

	Fair value	Fair value	Carrying value
CHF billion	at 1.10.08	at 31.12.08	at 31.12.08

Trading assets reclassified to loans per 1.10.08	17.2	13.0	16.4

Trading assets reclassified to loans per 31.12.08		8.4	8.4

In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but a trading loss of CHF 4.2 billion would have been recorded in UBS’s fourth quarter income statement. Net interest income after reclassification amounted to CHF 0.3 billion. In the fourth quarter, the operating profit before taxes would have been CHF 3.4 billion lower if the reclassification would not have occured.

Impact of accounting for reclassified assets
on an accrual basis

The assets have been reclassified from “held for trading” to “loans and receivables” on the basis of their fair value at the reclassification date. The carrying amount of reclassified assets will accrete back to the value of their discounted expected future cash flows by applying the effective interest rate method. Under this method, those assets will yield a return in excess of the asset’s contractual interest rate.
In the event a reclassified asset is determined to be impaired subsequent to reclassification, the impairment will be recognized as credit loss expense. Reclassified assets are subject to the same impairment testing methodologies as financial instruments which have been classified as loans and receivables at origination or acquisition. Any further improvement in expected future cash flows will be recognized as an adjustment to the effective interest rate on a prospective basis.
Refer to note 11 and the “Exposure to auction rate securities” sidebar in the “Risk management and control” section of this report for more information.

UBS results in fourth quarter 2008
Management report
–	Net loss attributable to UBS shareholders of CHF 8,100 million

–	Adjusted net operating results (pre-tax) of negative CHF 2,806 million

Certain substantial items affected fourth quarter 2008 operating results

The transaction with the Swiss National Bank and the issuance of mandatory convertible notes to the Swiss Confederation resulted in a net overall charge of CHF 4.2 billion to UBS’s income statement in fourth quarter.

An own credit charge of CHF 1,616 million was recorded.

Charges for auction rate securities totaled CHF 605 million in fourth quarter 2008. These include general and administrative expenses of CHF 545 million and trading losses of CHF 60 million. These charges were recognized in addition to the provisions taken during the second quarter.

Income tax

UBS’s net loss attributable to UBS shareholders includes a CHF 1,727 million net income tax benefit.

Restructuring charges of CHF 737 million were recorded.

Divestments contributed a net gain of CHF 227 million. This includes the gain on the sale of UBS’s stake in Bank of China, which was partly offset by losses related to the exiting of the commodities business by the Investment Bank.

UBS results in fourth quarter 2008
10 February 2009

Key performance indicators

UBS focuses on four key performance indicators: return on equity, diluted earnings per share, cost / income ratio and net new money. These indicators are designed to monitor the returns UBS delivers to shareholders and are calculated using results from continuing operations.

	Year ended
	31.12.08	31.12.07

Return on equity (RoE) (%)[1]	(54.0)	(10.9)

RoE from continuing operations (%)[1]	(54.4)	(11.7)

	Quarter ended			Year ended
	31.12.08	30.9.08	31.12.07	31.12.08	31.12.07

Diluted earnings per share (EPS) (CHF)[2]	(2.55)	0.09	(6.03)	(7.12)	(2.43)

Diluted EPS from continuing operations (CHF)[2]	(2.56)	0.09	(6.04)	(7.17)	(2.61)

Cost / income ratio (%)[3]	N/A [4]	102.1	N/A [4]	608.6	111.0

Net new money (CHF billion)[5]	(85.8)	(83.6)	15.5	(226.0)	140.6

RoE1

Cost/income ratio3

Diluted earnings per share2

Net new money5

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders.  2 Details of the earnings per share calculation can be found in note 8 of this report.  3 Operating expenses / operating income before credit loss expense or recovery.  4 The cost / income ratio is not meaningful due to negative income.  5 Excludes interest and dividend income.

Return on equity

UBS’s return on equity (RoE) from continuing operations was negative 54.4% for full-year 2008, compared with negative 11.7% in the prior year. The main driver of this decline was negative revenues in the fixed income, currencies and commodities area of the Investment Bank.

Earnings per share

Diluted earnings per share (EPS) from continuing operations were negative CHF 2.56 in fourth quarter 2008, a decline from positive CHF 0.09 in the third quarter 2008. The transaction with the Swiss National Bank and the issuance of mandatory convertible notes to the Swiss Confederation resulted in a net overall charge to UBS’s income statement in the fourth quarter. A charge on own credit, expenses for auction rate securities and restructuring charges were also recorded during this period, while divestments and other exceptional items contributed a net gain. UBS recorded a net income tax benefit in the fourth quarter. The diluted EPS calculation assumes that the maximum number of shares will be issued upon conversion of the MCNs issued on 5 March 2008 and 9 December 2008.

Cost/income ratio

The cost / income ratio was not meaningful in fourth quarter 2008 due to negative income resulting from the factors mentioned above. This compares with a third quarter 2008 cost / income ratio of 102.1%. Personnel expenses declined significantly between these two periods, particularly for the Investment Bank.

Net new money

Fourth quarter 2008 saw net new money outflows of CHF 85.8 billion, compared with outflows of CHF 83.6 billion in the prior quarter. Net new money is a key performance indicator for Global Asset Management and Global Wealth Management & Business Banking, and both business divisions saw net outflows during the fourth quarter. Overall net new money outflows were particularly heavy in October, but slowed down progressively in November and December. The improvement has continued into January, which saw net new money inflows in both UBS’s wealth management and asset management businesses.

Global Wealth Management & Business Banking recorded net new money outflows of CHF 58.2 billion, comprising CHF 58.3 billion in net outflows from Wealth Management International & Switzerland, CHF 4.1 billion in net inflows from Wealth Management US, and CHF 4.0 billion in net outflows from Business Banking Switzerland.
Global Asset Management reported net new money out-flows of CHF 27.6 billion in the fourth quarter, with CHF 16.7 billion related to institutional clients and CHF 10.9 billion related to wholesale intermediary clients.
At the end of the fourth quarter, total invested assets stood at CHF 2,174 billion, of which CHF 1,599 billion were attributable to Global Wealth Management & Business Banking and CHF 575 billion were attributable to Global Asset Management.

Net new money[1]
	Quarter ended			Year ended
CHF billion	31.12.08	30.9.08	31.12.07	31.12.08	31.12.07

Wealth Management International & Switzerland	(58.3)	(36.0)	23.4	(101.0)	125.1

Wealth Management US	4.1	(9.8)	8.1	(10.6)	26.6

Business Banking Switzerland	(4.0)	(3.5)	0.2	(11.4)	4.6

Global Wealth Management & Business Banking	(58.2)	(49.3)	31.7	(123.0)	156.3

Institutional	(16.7)	(21.0)	(15.3)	(55.6)	(16.3)

Wholesale intermediary	(10.9)	(13.4)	(0.9)	(47.4)	0.6

Global Asset Management	(27.6)	(34.4)	(16.2)	(103.0)	(15.7)

UBS	(85.8)	(83.6)	15.5	(226.0)	140.6

1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.12.08	30.9.08	31.12.07	30.9.08	31.12.07

Wealth Management International & Switzerland	870	1,080	1,294	(19)	(33)

Wealth Management US	600	709	840	(15)	(29)

Business Banking Switzerland	129	142	164	(9)	(21)

Global Wealth Management & Business Banking	1,599	1,932	2,298	(17)	(30)

Institutional	335	419	522	(20)	(36)

Wholesale Intermediary	240	289	369	(17)	(35)

Global Asset Management	575	708	891	(19)	(35)

UBS	2,174	2,640	3,189	(18)	(32)

UBS results in fourth quarter 2008
10 February 2009

Group results

Income statement (unaudited)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Continuing operations

Interest income	11,745	16,393	25,820	(28)	(55)	65,890	109,112

Interest expense	(9,879)	(14,971)	(24,283)	(34)	(59)	(59,687)	(103,775)

Net interest income	1,866	1,422	1,537	31	21	6,203	5,337

Credit loss (expense) / recovery	(2,310)	(357)	(238)	547	871	(2,996)	(238)

Net interest income after credit loss expense	(444)	1,065	1,299			3,207	5,099

Net fee and commission income	4,784	5,709	7,727	(16)	(38)	22,929	30,634

Net trading income	(8,779)	(1,509)	(13,915)	(482)	37	(25,474)	(8,353)

Other income	359	292	757	23	(53)	884	4,341

Total operating income	(4,079)	5,556	(4,132)		1	1,545	31,721

Cash components	2,357	3,936	5,418	(40)	(56)	16,356	22,342

Share-based components	21	61	866	(66)	(98)	(94)	3,173

Total personnel expenses	2,378	3,997	6,284	(41)	(62)	16,262	25,515

General and administrative expenses	2,806	1,702	2,258	65	24	9,581	8,429

Depreciation of property and equipment	395	288	310	37	27	1,241	1,243

Impairment of goodwill	0	0	0			341	0

Amortization of intangible assets	66	50	66	32	0	213	276

Total operating expenses	5,645	6,036	8,918	(6)	(37)	27,638	35,463

Operating profit from continuing operations before tax	(9,724)	(480)	(13,050)		25	(26,092)	(3,742)

Tax expense	(1,727)	(913)	(162)	(89)	(966)	(6,766)	1,369

Net profit from continuing operations	(7,997)	433	(12,888)		38	(19,327)	(5,111)

Discontinued operations

Profit from discontinued operations before tax	19	0	34		(44)	198	145

Tax expense	0	0	2		(100)	1	(258)

Net profit from discontinued operations	19	0	32		(41)	198	403

Net profit	(7,978)	433	(12,856)		38	(19,129)	(4,708)

Net profit attributable to minority interests	123	137	111	(10)	11	568	539

from continuing operations	123	136	111	(10)	11	520	539

from discontinued operations	0	1	0	(100)		48	0

Net profit attributable to UBS shareholders	(8,100)	296	(12,967)		38	(19,697)	(5,247)

from continuing operations	(8,119)	297	(12,999)		38	(19,847)	(5,650)

from discontinued operations	19	(1)	32		(41)	150	403

Earnings per share

Basic earnings per share (CHF)	(2.55)	0.10	(6.03)		58	(7.11)	(2.42)

from continuing operations	(2.56)	0.10	(6.04)		58	(7.17)	(2.61)

from discontinued operations	0.01	0.00	0.01		0	0.05	0.19

Diluted earnings per share (CHF)	(2.55)	0.09	(6.03)		58	(7.12)	(2.43)

from continuing operations	(2.56)	0.09	(6.04)		58	(7.17)	(2.61)

from discontinued operations	0.01	0.00	0.01		0	0.05	0.19

Additional information

Personnel (full-time equivalents) [1]	77,783	79,565	83,560	(2)	(7)

1 Excludes personnel from private equity (part of the Corporate Center).

UBS reporting structure

UBS

Global Wealth Management & Business Banking	Global Asset Management	Investment Bank	Corporate Center

Wealth Management International & Switzerland

Wealth Management US

Business Banking Switzerland

Results

4Q08 vs 3Q08

Net loss attributable to UBS shareholders was CHF 8,100 million, down from a net profit of CHF 296 million. Net loss from continuing operations was CHF 7,997 million compared with a profit of CHF 433 million.
The Investment Bank recorded a pre-tax loss of CHF 7,483 million, compared with a pre-tax loss of CHF 2,748 million. This result was primarily due to trading losses, losses on exposures to monolines and impairment charges taken against leveraged finance commitments within the business division’s fixed income, currency and commodities (FICC) area. An own credit charge of CHF 1,616 million was recorded by the Investment Bank in fourth quarter 2008, mainly due to redemptions and repurchases of UBS debt during this period. Refer to note 10 of this report for more information. Restructuring charges of CHF 737 million also affected the business division’s fourth quarter results. Divestments contributed a net gain of CHF 227 million. This reflects a gain on the sale of UBS’s stake in Bank of China, which was partly offset by losses related to the exiting of the commodities business by the Investment Bank.
Global Wealth Management & Business Banking recorded a decline in pre-tax profit to CHF 1,133 million from CHF 1,861 million. This was mainly due to credit losses on lombard loans, lower asset-based fees and a total charge of CHF 605 million related to auction rate securities (ARS). The ARS-related charge includes general and administrative expenses of CHF 545 million and trading losses of CHF 60 million and was recognized by Wealth Management US in addition to the provisions taken in second quarter 2008.
Pre-tax profit for Global Asset Management decreased to CHF 236 million from CHF 415 million. The decline was mainly due to lower asset-based fees and reflects a third quarter gain of CHF 168 million due to the disposal of UBS’s minority stake in Adams Street Partners.
The transaction with the Swiss National Bank (SNB) and the fair valuation of the mandatory convertible notes (MCNs) placed with the Swiss Confederation resulted in an overall net charge of CHF 4.2 billion to UBS’s income statement, the majority of which was attributed to the Corporate Center.
Divestments contributed a net gain of CHF 227 million. This reflects a gain on the sale of UBS’s stake in Bank of China, which was partly offset by losses related to the exiting of the commodities business by the Investment Bank.
Excluding the net overall charges related to the SNB transaction and the issuance of the MCNs, the own credit charge, the ARS-related charges, the restructuring charges and divestments mentioned above, UBS’s adjusted net operating results (pre-tax) were negative CHF 2,806 million.
At the Group level, a credit loss expense of CHF 2,310 million was recognized in fourth quarter 2008, mainly due to impairments of CHF 1,329 million, on reclassified financial instruments in the Investment Bank. This amount mainly reflects the impairment charges taken on leveraged finance positions mentioned above.
Operating expenses were down significantly compared with the prior quarter as personnel expenses decreased 41% to CHF 2,378 million in fourth quarter 2008. This was primarily due to lower accruals on performance-related compensation. Some of the accruals made in the first nine months of 2008 were reversed, particularly within the Investment Bank.
UBS recognized a tax benefit of CHF 1,727 million in fourth quarter 2008.

FY08 vs FY07

Net loss attributable to UBS shareholders was CHF 19,697 million for full-year 2008. This result compares with a loss of CHF 5,247 million in the prior year. Losses from continuing operations totaled CHF 19,327 million, a decline from losses of CHF 5,111 million in the prior year, mainly due to losses on risk positions linked to the US real estate market in the FICC area of the Investment Bank.

UBS results in fourth quarter 2008
10 February 2009

Operating income

4Q08 vs 3Q08

Total operating income decreased to negative CHF 4,079 million from positive CHF 5,556 million.

FY08 vs FY07

Total operating income declined to CHF 1,545 million from CHF 31,721 million.

Net interest income and net trading income

4Q08 vs 3Q08

Net interest income increased to CHF 1,866 million from CHF 1,422 million. Net trading income was negative CHF 8,779 million compared with negative CHF 1,509 million.

FY08 vs FY07

Net interest income rose to CHF 6,203 million from CHF 5,337 million. Net trading income declined to negative CHF 25,474 million, compared with negative CHF 8,353 million.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). The dividend income component of interest income is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, their total is shown below under the relevant business activities.

Net income from trading businesses

4Q08 vs 3Q08

Net income from trading businesses was negative CHF 4,892 million compared with negative CHF 1,896 million.
FICC trading results were significantly impacted by trading losses and losses on exposures to monolines. Trading losses occurred as extreme market moves caused a breakdown in the relationship between a number of trading positions and related hedges, commonly known as basis risks, particularly in credit markets. The deterioration in credit markets negatively impacted positions hedged by monolines. Refer to the discussion on risk concentrations in the “Risk management and control” section of this report for more information on exposure to monolines. Performance was good in select areas of FICC, notably foreign exchange and money markets which saw strong revenues. Total credit revenues and rates revenues were negative. Structured products had negative revenues in the context of difficult trading conditions, poor liquidity, high volatility and limited client flow.
Equities trading revenues were down significantly from the prior quarter. Derivatives revenues were negative across all regions as unprecedented increases in volatility and cor-
relation, depressed client volumes and a lack of liquidity all impacted overall performance. Equity-linked revenues were negative due to declines in all geographical regions except Europe. Prime brokerage revenues decreased due to client deleveraging despite a favorable margin environment. Revenues from exchange-traded derivatives increased from the prior quarter. Proprietary trading revenues were positive.
An own credit charge of CHF 1,616 million was recorded by the Investment Bank in fourth quarter 2008, mainly due to redemptions and repurchases of UBS debt during this period. Refer to note 10 of this report for more information.

FY08 vs FY07

Net income from trading businesses dropped to negative CHF 26,485 million for full-year 2008. This compares with income of negative CHF 10,658 million in the year prior, with the decline mainly due to losses on disclosed risk concentrations in the FICC area of the Investment Bank in 2008.
The Investment Bank recorded gains on own credit of CHF 2,032 million in 2008, mainly due to the widening of UBS’s own credit spread in 2008. Gains on own credit recorded due to the widening of UBS’s credit spread will be reversed if UBS’s credit spread tightens again. Refer to note 10 for more information on economic own credit and own credit as calculated according to IFRS 7.

Net income from interest margin businesses

4Q08 vs 3Q08

Net income from interest margin businesses increased 2% to CHF 1,540 million from CHF 1,513 million. This was primarily due to higher margins and deposit balances at Wealth Management US, partly offset by lower income from mortgages.

FY08 vs FY07

Net income from interest margin businesses decreased 1% to CHF 6,160 million from CHF 6,230 million. This slight decrease was primarily due to lower income from mortgages.

Net income from treasury activities and other

4Q08 vs 3Q08

Net income from treasury activities and other was negative CHF 3,561 million compared with positive CHF 296 million. The decline was primarily due to the SNB transaction, partially offset by the fair valuation of the MCNs placed with the Swiss Confederation. Refer to the “Changes in 2008” section of this report for more information on the SNB transaction; refer to note 14 of this report for more information on the MCNs.

FY08 vs FY07

Net income from treasury activities and other was CHF 1,053 million compared with CHF 1,412 million. Gains from the accounting treatment of the MCNs issued on 5 March 2008 and 9 December 2008 were offset by negative income from the transaction with the SNB.

Credit loss expense

4Q08 vs 3Q08

UBS recorded a credit loss expense of CHF 2,310 million in fourth quarter 2008, of which CHF 1,329 million was due to impairment charges taken following the reclassification of financial assets in the Investment Bank. Credit loss expense was CHF 357 million in the prior quarter.

FY08 vs FY07

A credit loss expense of CHF 2,996 million was recorded in full-year 2008, compared with a credit loss expense of CHF 238 million in full-year 2007. The difference mainly reflects impairment charges taken in fourth quarter 2008 following the reclassification of financial assets.

Net fee and commission income

4Q08 vs 3Q08

Net fee and commission income was CHF 4,784 million, down 16% from CHF 5,709 million. Fourth quarter 2008 saw a decrease in all fee categories, as outlined below:
–	underwriting fees fell 36% to CHF 313 million, driven by a 9% decline in equity underwriting fees and a 65% decline in debt underwriting fees;
–	mergers and acquisitions and corporate finance fees fell 21% to CHF 353 million, in an environment of reduced market activity and lower mandated deal volumes;
–	net brokerage fees fell 8% to CHF 1,458 million due to lower fees in the Investment Bank’s cash equities, only partially offset by higher client transaction volumes in the wealth management businesses;
–	investment fund fees fell 16% to CHF 1,166 million due to lower asset-based fees in the asset management and wealth management businesses;
–	portfolio and other management and advisory fees fell 15% to CHF 1,297 million mainly due to the lower asset base in the wealth management businesses;
–	other commission expenses fell 14% to CHF 442 million, mainly due to lower fees paid to fund distribution partners.

FY08 vs FY07

Net fee and commission income was CHF 22,929 million, down 25% from CHF 30,634 million. Income declined in all major fee categories, as outlined below:
–	underwriting fees fell 48% to CHF 1,957 million, driven by a 56% decline in equity underwriting fees and a 31% decline in debt underwriting fees
–	mergers and acquisitions and corporate finance fees fell 40% to CHF 1,662 million, in an environment of reduced market activity and lower mandated deal volumes
–	net brokerage fees fell 16% to CHF 6,445 million, mainly due to lower client transaction volumes in the wealth management businesses and the Investment Bank’s cash equities and Asian equity derivatives business;
–	investment fund fees fell 25% to CHF 5,583 million due to lower asset-based fees from the asset management and wealth management businesses
–	portfolio and other management and advisory fees fell 21% to CHF 6,169 million mainly due to the lower asset base in the wealth management businesses and reduced performance fees in the asset management business;
–	other commission expenses decreased 7% to CHF 1,984 million, mainly due to lower fees paid to fund distribution partners

Other income

4Q08 vs 3Q08

Other income increased to CHF 359 million from CHF 292 million. Fourth quarter 2008 includes a net profit of CHF 360 million on the sale of UBS’s stake in Bank of China, of which CHF 186 million was attributed to the Investment Bank and CHF 174 million was attributed to the Corporate Center.

Net interest and trading income
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Net interest income	1,866	1,422	1,537	31	21	6,203	5,337

Net trading income	(8,779)	(1,509)	(13,915)	(482)	37	(25,474)	(8,353)

Total net interest and trading income	(6,913)	(88)	(12,378)		44	(19,271)	(3,016)

Breakdown by businesses

Net income from trading businesses[1]	(4,892)	(1,896)	(14,420)	(158)	66	(26,485)	(10,658)

Net income from interest margin businesses	1,540	1,513	1,637	2	(6)	6,160	6,230

Net income from treasury activities and other	(3,561)	296	405			1,053	1,412

Total net interest and trading income	(6,913)	(88)	(12,378)		44	(19,271)	(3,016)

1 Includes lending activities of the Investment Bank.

UBS results in fourth quarter 2008
10 February 2009

FY08 vs FY07

Other income decreased to CHF 884 million from CHF 4,341 million. The main driver for this change was UBS’s sale of its 20.7% stake in Julius Baer during second quarter 2007, which gave rise to the recognition in second quarter 2007 of a CHF 1,950 million pre-tax gain, attributed to the Corporate Center.

Operating expenses

4Q08 vs 3Q08

Total operating expenses were CHF 5,645 million, down 6% from CHF 6,036 million, as additional provisions for auction rate securities were more than offset by significantly lower accruals on performance-related compensation.

FY08 vs FY07

Total operating expenses were down 22% to CHF 27,638 million from CHF 35,463 million. The decline was mainly due to significantly lower performance-related compensation, partly offset by additional provisions for auction rate securities.

Personnel expenses

4Q08 vs 3Q08

Personnel expenses decreased 41% to CHF 2,378 million from CHF 3,997 million. This was primarily due to lower accruals on performance-related compensation. Some of the accruals made in the first nine months of 2008 were reversed, particularly in the Investment Bank.

FY08 vs FY07

Personnel expenses decreased 36% to CHF 16,262 million from CHF 25,515 million. This was primarily due to lower accruals on performance-related compensation, mainly in the Investment Bank, as well as lower salary costs due to reduced staff levels. Full-year results for 2007 included accruals for share-based compensation for performance during the year – these are not reflected in full-year 2008 as, starting in 2009, they will be amortized over the vesting period of these awards.

General and administrative expenses

4Q08 vs 3Q08

At CHF 2,806 million, general and administrative expenses increased CHF 1,104 million from CHF 1,702 million. This increase was mainly due to additional provisions related to auction rate securities made by Wealth Management US and restructuring charges in the Investment Bank.

FY08 vs FY07

At CHF 9,581 million, general and administrative expenses increased CHF 1,152 million from CHF 8,429 million. This increase was mainly due to provisions related to auction rate securities, legal provisions and restructuring charges which combined to offset cost reductions in all other categories during 2008.

Depreciation, amortization and goodwill impairment

4Q08 vs 3Q08

Depreciation of property and equipment was CHF 395 million, up CHF 107 million largely due to the impairment of property and equipment assets. At CHF 66 million, amortization of intangible assets was up CHF 16 million, including impairment charges of CHF 20 million. There was no goodwill impairment charge in fourth quarter 2008.

FY08 vs FY07

Depreciation of property and equipment declined CHF 2 million to CHF 1,241 million. Amortization of intangible assets declined to CHF 213 million from CHF 276 million.
A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008, relating to the Investment Bank’s exit of the municipal securities business (no charge was recorded in first, third and fourth quarter 2008). There was no goodwill impairment charge for full-year 2007.

Tax

4Q08 vs 3Q08

UBS recognized a net income tax benefit in its income statement of CHF 1,727 million for fourth quarter 2008, which includes an impact of CHF 995 million from the recognition of an incremental deferred tax asset on available tax losses. The incremental deferred tax asset relates to Swiss tax losses incurred during the fourth quarter (primarily due to the writedown of investments in US subsidiaries) but was reduced by a decrease in the amount of a deferred tax asset recognized for US tax losses. The Swiss tax losses can be utilized to offset taxable income in Switzerland arising in the seven years following the year in which the losses are incurred. UBS recognized a net income tax benefit of CHF 913 million in third quarter 2008.

FY08 vs FY07

UBS recognized a net income tax benefit in its income statement of CHF 6,766 million for full-year 2008, which mainly reflects an impact of CHF 6,078 million from the recognition of an incremental deferred tax asset on available tax losses. UBS recognized a net income tax expense of CHF 1,369 million for full-year 2007.

Personnel

UBS employed 77,783 people on 31 December 2008, down 1,782, or 2%, compared with the end of third quarter 2008.

In Global Wealth Management & Business Banking, staff levels decreased by 80 during fourth quarter 2008 to 49,541. Staff reductions in Wealth Management International & Switzerland and Business Banking Switzerland were partly offset by an increase in Wealth Management US personnel.
In the same period, Global Asset Management reduced staff levels by 50 to 3,786, with staff reductions in equities, fixed income, global investment solutions and support functions.
In comparison with third quarter 2008, staff levels on 31 December 2008 decreased by 1,730 to 17,171 in the Investment Bank, in line with the announced plans to reduce staff levels.
Staff levels in the Corporate Center rose by 78 to 7,285 during the fourth quarter, as an increase in employees in offshoring functions in India and Poland was only partly offset by staff reductions in IT Infrastructure and operational Corporate Center.

Personnel[1]
	As of			% change from
Full-time equivalents (FTE)	31.12.08	30.9.08	31.12.07	30.9.08	31.12.07

Switzerland	26,406	27,026	27,884	(2)	(5)

UK	7,071	7,607	8,813	(7)	(20)

Rest of Europe	4,817	4,938	4,776	(2)	1

Middle East / Africa	145	139	139	4	4

USA	27,362	27,530	29,921	(1)	(9)

Rest of Americas	1,984	2,077	2,054	(4)	(3)

Asia Pacific	9,998	10,248	9,973	(2)	0

Total	77,783	79,565	83,560	(2)	(7)

1 Personnel numbers exclude full-time equivalents from private equity (part of the Corporate Center): 1 for 4Q08, 4 for 3Q08, 3,843 for 4Q07.

Personnel by business division[1]
	As of			% change from
Full-time equivalents (FTE)	31.12.08	30.9.08	31.12.07	30.9.08	31.12.07

Wealth Management International & Switzerland	15,271	15,608	15,811	(2)	(3)

Wealth Management US	18,929	18,384	19,347	3	(2)

Business Banking Switzerland	15,341	15,629	16,085	(2)	(5)

Global Wealth Management & Business Banking	49,541	49,621	51,243	0	(3)

Global Asset Management	3,786	3,836	3,625	(1)	4

Investment Bank	17,171	18,901	21,779	(9)	(21)

Operational Corporate Center	1,572	1,597	1,622	(2)	(3)

IT Infrastructure	4,066	4,140	4,343	(2)	(6)

Group Offshoring	1,646	1,469	948	12	74

Corporate Center	7,285	7,207	6,913	1	5

Total	77,783	79,565	83,560	(2)	(7)

1 Personnel numbers exclude full-time equivalents from private equity (part of the Corporate Center): 1 for 4Q08, 4 for 3Q08, 3,843 for 4Q07.

Performance from continuing operations before tax
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Wealth Management International & Switzerland	712	1,110	1,652	(36)	(57)	4,518	6,310

Wealth Management US	(341)	203	208			(698)	674

Business Banking Switzerland	762	548	602	39	27	2,449	2,267

Global Wealth Management & Business Banking	1,133	1,861	2,462	(39)	(54)	6,269	9,251

Global Asset Management	236	415	485	(43)	(51)	1,333	1,454

Investment Bank	(7,483)	(2,748)	(16,034)	(172)	53	(33,694)	(16,669)

Corporate Center	(3,610)	(7)	37			0	2,222

UBS	(9,724)	(480)	(13,050)		25	(26,092)	(3,742)

Risk management and control
Management report

Risk management and control
10 February 2009

Risk management and control

Summary of key developments in fourth quarter 2008

–
Material reductions were made in exposures to US residential and commercial real estate-related positions and the US reference-linked note (RLN) program. These reductions resulted from UBS’s agreement with the Swiss National Bank (SNB) in October, which allowed for the transfer of assets from UBS to a fund owned and controlled by the SNB. As a result of this agreement, UBS’s residual positions in these asset classes are no longer considered as concentrations of risk. Refer to the “Changes in 2008” section of this report for an update on the SNB transaction

–
UBS and the SNB agreed that UBS’s student loan auction rate securities (ARS) positions will not be sold to the SNB fund. UBS will continue to manage these positions in conjunction with ARS repurchased from clients. Effective 31 December 2008, student loan ARS are held as loans and receivables and are subject to an impairment assessment. Refer to the “Exposure to auction rate securities” sidebar on page 22 of this report for more information.

–
In third quarter 2008, UBS reported that it had developed a comprehensive and detailed remediation plan in response to the Swiss Financial Market Supervisory Authority (FINMA; formerly known as the Swiss Federal Banking Commission until 31 December 2008) investigation into the causes of the write-downs. Delivery against this plan remains in line with expectations and is a high priority for UBS

Market description

Market conditions deteriorated significantly during fourth quarter 2008, with weaker macroeconomic data confirming that the global economy had moved deeper into recession. Market volatility levels increased dramatically in the period as global deleveraging and a lack of liquidity in global markets continued to distort asset prices, reducing the effectiveness of some risk mitigation techniques. Extreme market moves caused a breakdown in the relationship between a number of trading positions and related hedges, commonly known as basis risks, particularly in credit and equity markets. The dislocation in the interbank lending market intensified, exacerbating the broader deterioration in the credit markets, which, in turn, negatively impacted positions hedged by monoline insurers and leveraged finance commitments. Hedge funds also continued to experience significant redemptions. Central banks and governments reacted to this new phase of the crisis with a series of additional measures that attempted to stabilize financial markets and support specific financial institutions.

Identified risk concentrations

A concentration of risk exists where: (i) a position or group of positions in financial instruments are affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

The identification of risk concentrations requires judgment because potential future developments cannot be predicted with certainty and may vary from period to period. In determining whether a concentration of risk exists, UBS considers a number of elements, both individually and in combination. These elements include: the shared characteristics of the instruments; the size of the position; the sensitivity of the position to changes in risk factors and the volatility and correlations of those factors. Also important in this assessment are the liquidity of the markets where the instruments are traded and the availability and effectiveness of hedges as the value of a hedge instrument may not always move in line with the position being hedged. This is referred to as basis risk.
UBS is exposed to basis, credit spread and default risk, to other idiosyncratic and correlation risks on both equities and fixed income inventories, and to emerging markets country risk in many of its trading activities. Refer to the “Market risk”, “Credit risk” and “Operational risk” sections of this report for further information on the risk categories that UBS is exposed to. UBS has also bought and may continue to buy securities and units from funds that UBS has sold to clients. Such purchases, especially of illiquid assets such as interests in hedge funds, could create a significant risk exposure for UBS.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so are also evaluated. Identified risk concentrations are subject to increased monitoring.
Based on UBS’s assessment of its portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes the exposures shown below can be considered risk concentrations according to the abovementioned definition.
It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of this report, particularly if the correlations that emerge in a stressed environment differ markedly from those anticipated by UBS.

Exposure to monoline insurers

The vast majority of UBS’s direct exposure to monoline insurers arises from over-the-counter (OTC) derivative contracts, mainly credit default swaps (CDSs), purchased to hedge specific positions. On 31 December 2008, the total fair value of CDS protection purchased from monoline insurers against these positions was USD 5.3 billion after cumulative credit valuation adjustments (CVAs) of USD 7.0 billion. Of these totals, USD 2.8 billion represents the fair value of CDSs bought as protection for US RMBS CDOs, after cumulative credit valuation adjustments of USD 4.7 billion.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge decreases.
The table below shows the CDS protection bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts. Refer to note 10 of this report for more information on CVA taken in fourth quarter. The CVA as at 31 December 2008 was adjusted to take into account the anticipated economic impact of commuting trades with certain monolines.

Other than credit protection bought on the positions detailed in the table below, UBS held direct derivative exposure to monolines of USD 437 million after CVAs of USD 499 million. In its trading portfolio, UBS also had indirect exposure to monoline insurers through securities which they have guaranteed (“wrapped”) and which were issued primarily by US states and municipalities and US student loan programs. These totaled approximately USD 5.5 billion on 31 December 2008 and were reduced significantly compared with approximately USD 8.8 billion on 30 September 2008 largely due to the SNB transaction.

Exposure to leveraged finance deals

UBS defines leveraged finance deals according to internal credit ratings, which correspond with external corporate credit ratings of BB- or worse at the point of reporting and now include positions subject to rating downgrades in fourth quarter 2008. The net exposure to leveraged finance commitments held by UBS was USD 4,009 million at 31 December 2008, of which USD 3,161 million was funded. Net exposure to leveraged finance commitments at 30 September 2008 was USD 4,677 million, of which USD 3,665 million was funded. UBS incurred a loss of USD 1.2 billion in fourth quarter 2008 from its leveraged finance commitments of which a significant component was taken against loans extended to the petrochemicals company LyondellBasell.

Exposure to monoline insurers, by rating1

USD million	31.12.08
			Fair value of CDSs		Fair value of CDSs
			prior to credit	Credit valuation	after credit
		Fair value of	valuation	adjustment as of	valuation
	Notional amount[3]	underlying CDOs[4]	adjustment[5]	31.12.08	adjustment

	Column 1	Column 2	Column 3 (=1-2)	Column 4	Column 5 (=3-4)

Credit protection on US RMBS CDOs[2]	9,111	1,695	7,415	4,659	2,756
of which: from monolines rated AAA to A	23	12	11	4	6

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	0	0	0	0	0

on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0

on other US RMBS CDOs	23	12	11	4	6

of which: from monolines rated BBB and below	9,088	1,683	7,404	4,655	2,750

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	6,222	952	5,269	2,961	2,308

on US sub-prime RMBS CDOs mezzanine	1,092	28	1,064	897	167

on other US RMBS CDOs	1,774	703	1,071	797	275

Credit protection on other assets[2]	12,424	7,509	4,914	2,335	2,579

of which: from monolines rated AAA to A	2,399	1,568	830	334	496

of which: from monolines rated BBB and below	10,025	5,941	4,084	2,001	2,083

Total 31.12.08	21,535	9,204	12,329	6,994	5,335

Total 30.9.08	21,671	12,399	9,272	5,012	4,259

1 Excludes the benefit of credit protection purchased from unrelated third parties.  2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.  3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.  4 Collateralized debt obligations (CDOs).  5 Credit default swaps (CDSs).

Risk management and control
10 February 2009

Exposure to auction rate securities

Auction rate securities held by UBS

Auction rate securities (ARS) are long-term securities structured to allow frequent reset of their coupon and, at the same time, the possibility for holders to sell their investment in a periodic auction, giving the securities some of the characteristics of a short-term instrument in normal market conditions. These are typically issued by municipal entities and student loan trusts, and may be wrapped by monoline insurers. Coupons paid on ARS are determined by an auction at the beginning of each interest reset period, the intention being to allow investors to earn a market rate of interest. In the past UBS acted as broker-dealer for certain ARS programs. Although it is not obligated to do so, UBS has in the past provided liquidity, from time to time, to these markets by submitting bids to ARS auctions.

As described in the “Changes in 2008” section of this report, UBS and the Swiss National Bank (SNB) agreed that UBS’s student loan ARS positions will not be sold to the SNB fund. UBS will continue to manage these positions in conjunction with student loan ARS repurchased from clients. UBS’s inventory of student loan ARS was reclassified from “held for trading” to “loans and receivables” as at 31 December 2008 and the student loan ARS repurchased from clients in fourth quarter 2008 were also classified as loans and receivables. In fourth quarter 2008, UBS carried out a fundamental analysis of its student loan ARS inventory as well as client positions included in the buy-back program (refer to the discussion of maximum exposure to client auction rate securities on the next page). The majority of the collateral backing the securities is backed by the Federal Family Education Loan Program (FFELP) which is reinsured by the US Department of Education. In addition, under their new classification, all student loan ARS positions held by UBS are subject to an impairment test which includes a detailed review of the quality of the underlying collateral. On 31 December 2008, UBS had student loan ARS positions with a market value totaling USD 8.4 billion, of which approximately 66% of the securities in the portfolio were backed by FFELP collateral. On the same date, UBS had positions in US auction preferred securities of USD 4.0 billion, compared with USD 0.3 billion at 30 September 2008, following UBS’s repurchase of client positions.

Auction rate securities positions

	Net exposures	Net exposures	Profit and loss
USD million	as of 30.9.08[1]	as of 31.12.08[1,3]	4Q08[2]

US student loan auction rate securities	7,919	8,391	209

US municipal auction rate securities	329	453	(7)

US taxable auction preferred securities	217	806	–

US tax-exempt auction preferred securities	75	3,242	(10)

Total	8,540	12,892	192

1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective.  2 Includes additions, disposals, amortizations and adjustments to hedges.  3 At 31 December 2008, USD 4.6 billion of the US student loan auction rate securities were monoline wrapped.

Maximum exposure to client
auction rate securities

UBS has committed to restore liquidity to client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US regulatory agencies, and the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission, and the New York Attorney General. On 7 October 2008, UBS filed a registration statement with the US Securities and Exchange Commission for Auction Rate Securities Rights necessary to offer clients the right to sell their ARS to UBS at par value during their buy-back period. The table below shows the maximum required repurchase amount at par of ARS, which would occur over various time periods between 31 October 2008 and 2 July 2012 according to client type and security. UBS anticipates that the maximum required repurchase amount is likely to decline over time as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.

Approximately 88% of the USD 11.8 billion student loan ARS held by clients are backed by FFELP collateral. In fourth quarter 2008, UBS repurchased approximately USD 0.5 billion of US student loan ARS, USD 0.2 billion of US municipal ARS, USD 0.6 billion of US taxable auction preferred securities (APS) and USD 3.2 billion of US tax exempt APS from clients.

Client holdings: auction rate securities

			Buy-back period
	Par value of	Par value of
	maximum required	maximum required
	purchase as of	purchase as of
	30.9.08	31.12.08	Private clients		Institutional clients

			31.10.08	2.1.09	30.6.10
USD million			to 4.1.11	to 4.1.11	to 2.7.12

US student loan auction rate securities	12,263	11,775	41	3,196	8,538

US municipal auction rate securities	2,218	2,041	144	1,589	308

US taxable auction preferred securities	3,067	1,659	161	1,202	296

US tax exempt auction preferred securities	3,320	64	64	–	–

Total	20,868	15,539	410	5,987	9,142

Risk management and control
10 February 2009

Risk categories

Market risk

Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual companies and affect the values of their securities and other obligations in tradable form, as well as derivatives referenced to those companies.

Most of UBS’s market risk comes from the Investment Bank’s trading activities. Group Treasury, part of the Corporate Center, assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss, and capital management responsibilities. The wealth and asset management operations of UBS take limited market risk in support of client business.

Value at Risk

Value at Risk (VaR) is a statistical measure of market risk, representing a loss greater in absolute value than market risk losses realized over a set time period at an established probability. This assumes no change in the firm’s trading positions. The tables on the next page show this statistic calibrated to a 10-day horizon and a 99% probability, using five years of historical data. For UBS and the Investment Bank the tables also show VaR for a 1-day horizon and a 99% probability, using five years of historical data. For a variety of reasons, the actual realized market risk loss experience may differ from that implied by the VaR measures of the firm. For example, the historical period used in creating the VaR measure had fluctuations in market rates and prices that may differ from those in the future; the firm’s intra-period trading may mute or accentuate the losses; and the revenue consequences of a market move may differ from those implicitly assumed by the VaR model. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model in order to more accurately capture the relationships between the market risks associated with certain positions, as well as the revenue impact of large market movements for some trading positions.
The Investment Bank’s regulatory VaR ended the quarter at CHF 485 million, down slightly from CHF 519 million at the prior period end. Average Investment Bank regulatory VaR in the period was CHF 438 million, again only slightly down from CHF 461 million in third quarter 2008. The In-
vestment Bank’s internal management average VaR increased from CHF 303 million in the third quarter to CHF 341 million in the fourth quarter. UBS continues to actively reduce its risk exposures. However, VaR is a statistical risk measure which relies on a number of inputs and was impacted by updates to the historical time series in the period. These updates reflected the significant increase in the levels of volatility in many markets and risk factors in the fourth quarter.
Interest rate regulatory VaR, which includes exposures to movements in general credit spreads as well as exposure to the level and shape of yield curves, continued to be the key driver of Investment Bank regulatory VaR and internal management VaR in fourth quarter 2008. Interest rate regulatory VaR is dominated by hedges used to mitigate credit valuation adjustment (CVA) – the estimated sensitivity to credit spreads of protection required to hedge credit risk from counterparties in UBS’s over-the-counter derivatives portfolio. CVA must currently be excluded from regulatory VaR (refer to the “Value at Risk developments – treatment of CVA” sidebar on page 26 of UBS’s third quarter 2008 financial report for more information). CVA is included in internal management VaR which is dominated by the basis risk between CVA and cash positions, and related credit default swap hedges.
Period-end and average equities regulatory VaR remained relatively stable in fourth quarter 2008 compared with the prior period, as a reduction in risk exposure was more than offset by an increase in volatility which was reflected in a time series update towards the end of the quarter.
Regulatory VaR for UBS as a whole followed a similar pattern to Investment Bank regulatory VaR. Refer to the “Market risk” section of UBS’s 2008 annual report, to be published on 19 March 2009, for more information on the scope of VaR.

Backtesting

“Backtesting” compares one-day regulatory VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These “backtesting revenues” exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A “backtesting exception” occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.
UBS experienced 25 backtesting exceptions in fourth quarter 2008, up from three in the previous period. UBS’s VaR model is based on historical data and thus implicitly assumes that market moves will follow a similar pattern to those that have occurred in the past. As UBS’s VaR model uses a look-back period of five years it does not respond quickly to periods of heightened volatility as experienced in the fourth quarter. An extreme lack of liquidity in the period also resulted in a breakdown in the relationships between a number of trading portfolios and their corresponding hedges (commonly known as basis risk). These factors, in addition to extreme market movements in a number of risk factors, were the primary contributors to the backtesting exceptions experienced. These results highlight the limitations of VaR as an absolute measure of risk and reinforce the need for multiple views of risk exposure. As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios. UBS will continue improving its VaR model to better capture all relevant risks in its trading portfolio.
In the first histogram on page 26, daily backtesting revenues are shown for the whole of 2008. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when the backtesting revenues are negative. A positive result in this histogram represents a loss less than VaR, while a negative result represents a loss greater than VaR and therefore a backtesting exception.

UBS: Value at Risk (10-day, 99% confidence, five years of historical data)

	Quarter ended 31.12.08						Quarter ended 30.9.08
CHF million	Min.		Max.		Average	31.12.08	Min.		Max.		Average	30.9.08

Business divisions

Investment Bank[1]	301		547		438	485	342		601		461	519

Global Asset Management	1		7		4	6	1		5		2	4

Global Wealth Management & Business Banking	3		17		11	16	1		6		3	3

Corporate Center[2]	4		80		33	10	4		60		14	11

Diversification effect		[3]		[3]	(52)	(25)		[3]		[3]	(20)	(17)

Total regulatory VaR	296		552		433	492	341		609		460	520

Diversification effect (%)					(11%)	(5%)					(4%)	(3%)

Management VaR [1,4]	247		521		354	459	250		393		303	344

1 From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program.  2 Corporate Center regulatory VaR only includes FX risk of Group Treasury.  3 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  4 Includes all positions (including CVAs) subject to internal management VaR limits.

Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data) [1]
	Quarter ended 31.12.08						Quarter ended 30.9.08
CHF million	Min.		Max.		Average	31.12.08	Min.		Max.		Average	30.9.08

Risk type

Equities	82		157		122	117	104		137		119	121

Interest rates (including credit spreads)	309		609		488	544	362		659		511	575

Foreign exchange	19		43		28	30	17		58		30	29

Energy, metals and commodities	14		28		20	22	18		33		25	24

Diversification effect		[2]		[2]	(220)	(229)		[2]		[2]	(223)	(231)

Total regulatory VaR	301		547		438	485	342		601		461	519

Diversification effect (%)					(33%)	(32%)					(33%)	(31%)

Management VaR [1,3]	239		499		341	424	253		390		303	339

1 From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  3 Includes all positions (including CVAs) subject to internal management VaR limits.

UBS: Value at Risk (1-day, 99% confidence, five years of historical data)[1]
		Quarter ended 31.12.08				Quarter ended 30.9.08
CHF million		Min.	Max.	Average	31.12.08	Min.	Max.	Average	30.9.08

Investment Bank	Regulatory VaR[2]	101	193	140	162	111	210	157	184

	Management VaR[3]	101	167	133	160	105	171	132	171

UBS	Regulatory VaR[2]	105	195	141	163	111	207	158	186

	Management VaR[3]	103	169	133	159	103	168	131	165

1 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program.  2 Backtesting is based on regulatory capital VaR.  3 Includes all positions subject to internal management VaR limits.

Risk management and control
10 February 2009

Investment Bank: backtesting revenue1 distribution

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

Investment Bank: analysis of negative backtesting revenues1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, as well as derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form, with their fair values affected when expectations change regarding the probability of failure to meet obligations and actual failures. Where these instruments are held in connection with a trading activity, UBS views the risk as a market risk.

Credit loss expense

UBS recorded a credit loss expense of CHF 2,310 million in fourth quarter 2008, of which CHF 1,329 million was due to impairment charges taken on reclassified financial instruments in the Investment Bank. This was mainly due to an impairment charge taken against loans extended to the petrochemicals company LyondellBasell, excluding any benefit from hedges. In comparison, a credit loss expense of CHF 357 million was booked in third quarter 2008.
Global Wealth Management & Business Banking reported credit loss expenses of CHF 370 million in fourth quarter 2008, compared with CHF 40 million in the prior quarter. This significant increase in credit loss expenses was mainly due to collateral shortfalls against lombard lending. The shortfall resulted from the turmoil in the financial markets in fourth quarter 2008, including the sharp moves in securities prices and a significant decrease in the liquidity of certain asset categories.
In the Investment Bank, in addition to the CHF 1,329 million from the reclassified financial instruments referred to above, credit loss expenses in fourth quarter 2008 were CHF 610 million, excluding any benefits from credit hedges. These losses were mainly driven by new allowances on real estate loan positions and securities financing transactions. In third quarter 2008, the credit loss expense was CHF 317 million.

Gross lending portfolio

UBS’s gross lending portfolio was CHF 408 billion on 31 December 2008, down from CHF 418 billion on 30 September 2008. The level of the gross impaired lending portfolio was CHF 8,121 million on 31 December 2008, with a significant increase from CHF 3,180 million at the prior quarter end. This was largely due to the abovementioned reclassification of financial instruments to “loans and receivables”. Prior to reclassification these assets were categorized as “held for trading” and were not previously reported as loans in the table on the following pages (refer to the “Changes in 2008” section of this report for more information on the reclassification of financial assets). Some of the reclassified assets carried impairment charges resulting in an increase in the Investment Bank’s and UBS’s gross lending portfolio. The ratio of the impaired lending portfolio to total gross lending portfolio increased to 2.0% on 31 December 2008, up from 0.8% on 30 September 2008.
In Global Wealth Management & Business Banking, the gross lending portfolio was CHF 237 billion on 31 December 2008, compared with CHF 256 billion at the previous quarter end. This significant reduction occurred mainly in Wealth Management International & Switzerland due to substantial deleveraging by clients, particularly with regard to lombard lending. As a consequence of the significant increase in credit losses, Global Wealth Management & Business Banking’s impaired lending portfolio increased to CHF 2,998 million in fourth quarter 2008.
The gross lending portfolio in the Investment Bank was CHF 169 billion at the end of fourth quarter 2008, up from CHF 161 billion on 30 September 2008 as the impact of the reclassification of certain financial instruments referred to above more than fully offset the reductions from deleveraging in the prime brokerage business. Over the same period, the Investment Bank’s gross impaired lending portfolio increased significantly to CHF 5,123 million from CHF 1,619 million, largely driven by the reclassification of certain financial instruments, some of which carried impairments, and certain real estate-related positions that were also considered impaired in the period.

Credit loss (expense)/recovery
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Global Wealth Management & Business Banking	(370)	(40)	(15)	825		(421)	28

Investment Bank	(610)	(317)	(223)	92	174	(1,246)	(266)

Investment Bank – credit losses from reclassified financial instruments	(1,329)					(1,329)

UBS	(2,310)	(357)	(238)	547	871	(2,996)	(238)

Risk management and control
10 February 2009

Update on BlackRock fund

As reported in second quarter 2008, UBS sold a portfolio of US RMBSs for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight year amortizing USD 11.25 billion senior secured loan provided by UBS. Refer to the “Sale of

US real estate-related assets to BlackRock fund” sidebar on page 20 of UBS’s second quarter 2008 financial report for more information on this transaction.

Since its inception, the fund has amortized the loan through monthly payments in line with UBS’s original expectations. As at 31 December 2008, the loan had a balance outstanding of USD 9.2 billion. UBS does not consolidate the fund into its balance sheet as the equity investors in the fund continue to receive the majority of the risks and rewards. UBS continues to monitor the development of the fund’s performance and would reassess the consolidation status if deterioration of the underlying mortgage pools related to the RMBSs were to indicate that UBS may not fully recover the loan granted to the fund.

Allowances and provisions for credit losses
	Wealth Management
CHF million	International & Switzerland		Wealth Management US
As of	31.12.08	30.9.08	31.12.08	30.9.08

Due from banks	1,881	2,208	1,035	1,110

Loans	69,209	87,218	22,122	20,678

Total lending portfolio, gross[2]	71,090	89,426	23,157	21,788

Allowances for credit losses	(373)	(32)	(22)	(12)

Total lending portfolio, net	70,717	89,395	23,135	21,775

Impaired lending portfolio, gross	1,470	42	37	16

Estimated liquidation proceeds of collateral for impaired loans	(1,065)	(18)	(16)	(4)

Impaired lending portfolio, net of collateral	405	24	21	12

Allocated allowances for impaired lending portfolio	365	24	22	12

Other allowances for lending portfolio	8	8	0	0

Total allowances for credit losses in lending portfolio	373	32	22	12

Allowances and provisions for credit losses outside of lending portfolio	0	0	0	0

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	0.5	0.0	0.1	0.1

Impaired lending portfolio as a % of total lending portfolio, gross	2.1	0.0	0.2	0.1

Allocated allowances as a % of impaired lending portfolio, gross	24.8	57.1	59.5	75.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	90.1	100.0	104.8	100.0

[1] Includes Global Asset Management and the Corporate Center. [2] Excludes loans designated at fair value.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.

UBS recognizes that it cannot eliminate all operational risks and, even where possible, it may not always be cost-effective to do so.
Many potential causes of loss are identified before the probability, timing or amounts of future costs are known with certainty. International Financial Reporting Standards (IFRS) require UBS to make provisions for present obligations due to past events, based on a best estimate of the liability, when it is probable that a payment will be required and where the amount can be reliably estimated, even if the amount to be paid has not been determined yet. This requires an exercise of judgment. Once UBS is able to quantify any potential operational risk with a reasonable degree of accuracy, the corresponding provision is revised up or down.
UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent, under the revised capital framework of Basel II which became effective on 1 January 2008. Refer to the “Regulatory requirements” sidebar in the “Capital management” section of this report for more information.

		Global Wealth Management &
Business Banking Switzerland		Business Banking		Investment Bank		Others[1]		UBS
31.12.08	30.9.08	31.12.08	30.9.08	31.12.08	30.9.08	31.12.08	30.9.08	31.12.08	30.9.08

3,689	5,378	6,606	8,696	57,485	60,955	382	547	64,473	70,198

139,354	139,137	230,684	247,033	111,798	99,554	730	788	343,213	347,375

143,043	144,515	237,290	255,729	169,282	160,508	1,113	1,335	407,685	417,572

(800)	(790)	(1,195)	(834)	(1,733)	(290)	0	0	(2,927)	(1,123)

142,243	143,725	236,095	254,895	167,550	160,219	1,113	1,335	404,758	416,449

1,491	1,503	2,998	1,561	5,123	1,619	0	0	8,121	3,180

(513)	(514)	(1,594)	(536)	(2,336)	(1,263)	0	0	(3,930)	(1,799)

978	989	1,404	1,025	2,787	356	0	0	4,191	1,381

784	775	1,171	811	1,733	290	0	0	2,904	1,101

16	15	24	23	0	0	0	0	24	22

800	790	1,195	834	1,733	290	0	0	2,927	1,123

24	46	24	46	119	297	0	0	143	343

0.6	0.5	0.5	0.3	1.0	0.2	0.0	0.0	0.7	0.3

1.0	1.0	1.3	0.6	3.0	1.0	0.0	0.0	2.0	0.8

52.6	51.6	39.1	52.0	33.8	17.9	0.0	0.0	35.8	34.6

80.2	78.4	83.4	79.1	62.2	81.5	0.0	0.0	69.3	79.7

Business division and Corporate Center results

Management report

Business division and Corporate Center results
10 February 2009

Global Wealth Management & Business Banking

Pre-tax profit for Global Wealth Management & Business Banking was CHF 1,133 million in fourth quarter 2008 – a decrease of 39% from the prior quarter. During this period, the Wealth Management International & Switzerland unit was impacted by credit losses on lombard loans and its pre-tax profit declined 36% to CHF 712 million. The Wealth Management US unit had further charges for auction rate securities and recorded a pre-tax loss of CHF 341 million, compared with a pre-tax profit of CHF 203 million in the prior quarter. Business Banking Switzerland reported a record quarterly pre-tax profit of CHF 762 million, an increase of 39%, partly following the revaluation of UBS’s participation in the SIX Swiss Exchange. Lower variable compensation resulted in significantly decreased personnel expenses in all three business units. Outflows of net new money were CHF 58.2 billion compared with outflows of CHF 49.3 billion in the prior quarter.

Business division reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Income	5,074	5,304	6,331	(4)	(20)	21,802	24,841

Credit loss (expense) / recovery	(370)	(40)	(15)	825		(421)	28

Total operating income	4,703	5,265	6,316	(11)	(26)	21,381	24,869

Cash components	1,852	2,324	2,593	(20)	(29)	9,191	10,564

Share-based components[1]	(3)	72	87			187	444

Total personnel expenses	1,849	2,396	2,680	(23)	(31)	9,378	11,008

General and administrative expenses	1,401	687	844	104	66	4,450	3,178

Services (to) / from other business units	210	233	240	(10)	(13)	926	1,106

Depreciation of property and equipment	70	69	69	1	1	261	241

Amortization of intangible assets	40	20	21	100	90	98	85

Total operating expenses	3,571	3,404	3,854	5	(7)	15,113	15,618

Business division performance before tax	1,133	1,861	2,462	(39)	(54)	6,269	9,251

Key performance indicators

Cost / income ratio (%)[2]	70.4	64.2	60.9			69.3	62.9

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[3]	18.0	17.0		6

Return on attributed equity (RoaE) (%)[4]						36.3

BIS risk-weighted assets (CHF billion)[5]	89.2	91.3		(2)

Return on BIS risk-weighted assets (%)[6]						6.9

Goodwill and intangible assets (CHF billion)	6.2	6.6		(6)

Additional information

Invested assets (CHF billion)	1,599	1,932	2,298	(17)	(30)

Net new money (CHF billion)[7]	(58.2)	(49.3)	31.7			(123.0)	156.3

Client assets (CHF billion)	2,393	2,878	3,554	(17)	(33)

Personnel (full-time equivalents)	49,541	49,621	51,243	0	(3)

1 Additionally includes social security contributions and expenses related to alternative investment awards.  2 Operating expenses / income.  3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.  4 Year-to-date business division performance before tax (annualized as applicable) / attributed equity (year-to-date average).  5 BIS risk-weighted assets (RWA) are according to Basel II.  6 Year-to-date business division performance before tax (annualized as applicable) / BIS RWA (year-to-date average).  7 Excludes interest and dividend income.

Wealth Management International & Switzerland

Business unit reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Income	2,269	2,634	3,298	(14)	(31)	10,819	12,893

Credit loss (expense) / recovery	(362)	(25)	0			(390)	(1)

Total operating income	1,907	2,609	3,298	(27)	(42)	10,429	12,892

Cash components	435	808	914	(46)	(52)	3,037	3,704

Share-based components[1]	0	29	37	(100)	(100)	75	169

Total personnel expenses	436	836	951	(48)	(54)	3,112	3,873

General and administrative expenses	309	251	306	23	1	1,084	1,064

Services (to) / from other business units	402	383	356	5	13	1,581	1,531

Depreciation of property and equipment	25	24	28	4	(11)	97	95

Amortization of intangible assets	25	5	5	400	400	38	19

Total operating expenses	1,195	1,499	1,646	(20)	(27)	5,911	6,582

Business unit performance before tax	712	1,110	1,652	(36)	(57)	4,518	6,310

Key performance indicators

Invested assets (CHF billion)	870	1,080	1,294	(19)	(33)

Net new money (CHF billion)[2]	(58.3)	(36.0)	23.4			(101.0)	125.1

Gross margin on invested assets (bps)[3]	93	95	102	(2)	(9)	97	103

Cost / income ratio (%)[4]	52.7	56.9	49.9			54.6	51.1

Client advisors (full-time equivalents)	5,755	5,937	5,774	(3)	0

Client advisor productivity

Revenues per advisor (CHF thousand)[5]	388	441	578	(12)	(33)	1,824	2,424

Net new money per advisor (CHF thousand)[6]	(9,973)	(6,029)	4,104			(17,029)	23,516

Invested assets per advisor (CHF thousand)[7]	166,817	186,279	227,221	(10)	(27)

International clients

Income	1,688	1,999	2,519	(16)	(33)	8,185	9,739

Invested assets (CHF billion)	682	853	1,013	(20)	(33)

Net new money (CHF billion)[2]	(45.7)	(26.9)	22.8			(71.3)	115.6

Gross margin on invested assets (bps)[3]	88	91	100	(3)	(12)	94	101

1 Additionally includes social security contributions and expenses related to alternative investment awards.  2 Excludes interest and dividend income.  3 Income (annualized as applicable) / average invested assets.  4 Operating expenses / income.  5 Income / average number of client advisors.  6 Net new money / average number of client advisors.  7 Average invested assets / average number of client advisors.

Business division and Corporate Center results
10 February 2009

Business unit reporting (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Swiss clients

Income	581	635	779	(9)	(25)	2,634	3,154

Invested assets (CHF billion)	189	227	281	(17)	(33)

Net new money (CHF billion)[1]	(12.6)	(9.1)	0.6			(29.7)	9.5

Gross margin on invested assets (bps)[2]	112	108	110	4	2	110	111

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[3]	6.0	5.9		2

Return on attributed equity (RoaE) (%)[4]						74.1

BIS risk-weighted assets (CHF billion)[5]	25.2	28.2		(11)

Return on BIS risk-weighted assets (%)[6]						15.4

Goodwill and intangible assets (CHF billion)	1.9	2.1		(10)

Additional information

Recurring income[7]	1,711	2,023	2,484	(15)	(31)	8,194	9,617

Client assets (CHF billion)	1,048	1,298	1,651	(19)	(37)

Personnel (full-time equivalents)	15,271	15,608	15,811	(2)	(3)

1 Excludes interest and dividend income.  2 Income (annualized as applicable) / average invested assets.  3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.  4 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average).  5 BIS risk-weighted assets (RWA) are according to Basel II.  6 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average).  7 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

Key performance indicators: 4Q08 vs 3Q08

Outflows of net new money were CHF 58.3 billion compared with CHF 36.0 billion in the prior quarter. Total net new money outflows comprised CHF 12.6 billion from Swiss clients and CHF 45.7 billion from international clients, compared with outflows of CHF 9.1 billion and CHF 26.9 billion respectively.
Invested assets decreased 19% to CHF 870 billion on 31 December 2008. This was largely due to lower equity markets and the decline of major currencies against the Swiss franc, as well as net new money outflows.
The gross margin on invested assets declined two basis points to a total of 93 basis points. The recurring income margin was down three basis points to a total of 70 basis points as clients increased their allocation of lower-margin cash products. In addition, margins for mortgages and savings products were down and the lombard loan volume decreased. The non-recurring income margin was slightly up, increasing one basis point to 23 basis points benefiting from strong brokerage fees in the turbulent markets of October.
The cost/income ratio decreased 4.2 percentage points to 52.7%. This resulted from a 14% decline in income coupled with a 20% decrease in total operating expenses, as variable compensation was fixed for the year.

Results: 4Q08 vs 3Q08

Pre-tax profit declined 36% to CHF 712 million from CHF 1,110 million. This decrease was mainly due to credit losses on lombard loans (loans granted against pledged items, mostly in the form of securities), as well as reductions in income earned on the significantly lower asset base. Partly offsetting these losses was a reduction in personnel expenses, which resulted from significantly lower variable compensation accruals.

Operating income
Total operating income fell 27% to CHF 1,907 million from CHF 2,609 million. The average asset base decreased 12% during the fourth quarter, causing recurring income to fall 15% to CHF 1,711 million. Non-recurring income decreased 9% to CHF 558 million. Credit loss expenses were impacted by provisions made for lombard loans, increasing significantly to CHF 362 million from CHF 25 million. The deterioration in financial markets seen in the fourth quarter resulted in a decrease in the value of collateral supporting some loans. This was particularly acute where collateral also became illiquid, for example in the case of emerging market bonds, and the sudden timing did not allow the firm to react quickly enough to the collapsing collateral prices.

Operating expenses
Total operating expenses decreased 20% to CHF 1,195 million. Personnel expenses decreased 48% to CHF 436 million, following a partial reversal in accruals for performance-related compensation made in the first nine months of 2008 and reductions in staffing levels. General and administrative expenses increased by CHF 58 million to CHF 309 million, impacted by higher provisions and professional fees. Expenses for services from other businesses increased CHF 19 million to CHF 402 million, due to higher charges from IT Infrastructure. Depreciation increased slightly, rising to CHF 25 million from CHF 24 million. Amortization of intangible assets increased CHF 20 million to CHF 25 million.

Results: FY08 vs FY07

Full-year pre-tax profit was CHF 4,518 million in 2008, a decrease of 28% from CHF 6,310 million in 2007. This decline was driven by a 16% drop in income due to lower asset-based fees and transactional income. Credit loss expenses were CHF 390 million, compared with CHF 1 million in 2007, due to the abovementioned provisions made for lombard loans in fourth quarter 2008. During the same period, operating expenses were reduced by 10% due largely to lower personnel costs.

Personnel

The number of personnel was 15,271 on 31 December 2008, down 337 from 15,608 on 30 September 2008. The reduction in non-client facing staff occurred mainly through natural turnover and saw departing personnel only very selectively replaced with new hires. The number of client advisors was down by 182 to 5,755.

Business division and Corporate Center results
10 February 2009

Wealth Management US

Business unit reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Income	1,473	1,482	1,679	(1)	(12)	5,959	6,662

of which: ARS settlement / valuation impact[1]	(60)					(60)

Credit loss (expense) / recovery	(13)	(12)	(1)	8		(25)	(2)

Total operating income	1,460	1,469	1,678	(1)	(13)	5,933	6,660

Cash components	859	950	1,079	(10)	(20)	3,806	4,352

Share-based components[2]	(10)	31	33			85	199

Total personnel expenses	849	981	1,112	(13)	(24)	3,891	4,551

General and administrative expenses	844	186	246	354	243	2,348	976

of which: ARS settlement / valuation impact	545					1,464

Services (to) / from other business units	65	57	76	14	(14)	238	314

Depreciation of property and equipment	28	27	20	4	40	94	79

Amortization of intangible assets	16	15	16	7	0	60	66

Total operating expenses	1,802	1,267	1,470	42	23	6,631	5,986

Business unit performance before tax	(341)	203	208			(698)	674

ARS settlement / valuation impact	(605)					(1,524)

Business unit performance before tax and excluding ARS (adjusted)	264	203	208	30	27	826	674

Key performance indicators

Invested assets (CHF billion)	600	709	840	(15)	(29)

Net new money (CHF billion)[3]	4.1	(9.8)	8.1			(10.6)	26.6

Net new money including interest and dividend income (CHF billion)[4]	9.9	(4.3)	15.2			11.7	51.5

Gross margin on invested assets (bps)[5]	90	83	79	8	14	84	77

Cost / income ratio (%)[6]	122.3	85.5	87.6			111.3	89.9

Recurring income[7]	957	992	1,054	(4)	(9)	3,835	4,173

Financial advisor productivity

Revenues per advisor (CHF thousand)[8]	183	185	204	(1)	(10)	735	828

Net new money per advisor (CHF thousand)[9]	510	(1,225)	986			(1,307)	3,305

Invested assets per advisor (CHF thousand)[10]	81,373	88,850	104,122	(8)	(22)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[11]	8.3	7.6		9

Return on attributed equity (RoaE) (%)[12]						(9.5)

BIS risk-weighted assets (CHF billion)[13]	25.9	26.5		(2)

Return on BIS risk-weighted assets (%)[14]						(3.3)

Goodwill and intangible assets (CHF billion)	4.3	4.6		(7)

Additional information

Client assets (CHF billion)	636	775	917	(18)	(31)

Personnel (full-time equivalents)	18,929	18,384	19,347	3	(2)

Financial advisors (full-time equivalents)	8,182	7,908	8,248	3	(1)

1 4Q08 includes a CHF 60 million trading loss related to the settlement agreement requiring the repurchase of the auction rates securities.   2 Additionally includes social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 For purposes of comparison with US peers.   5 Income (annualized as applicable) / average invested assets.   6 Operating expenses / income.   7 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.   8 Income / average number of financial advisors.   9 Net new money / average number of financial advisors.   10 Average invested assets / average number of financial advisors.   11 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   12 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average).   13 BIS risk-weighted assets (RWA) are according to Basel II.   14 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

Key performance indicators: 4Q08 vs 3Q08

Net new money improved in the fourth quarter, rising to an inflow of CHF 4.1 billion compared with an outflow of CHF 9.8 billion in the prior quarter. These inflows are attributable to effective financial advisor recruiting during the fourth quarter with the strongest inflows occurring in December. Including interest and dividend income, net new money rose to CHF 9.9 billion from an outflow of CHF 4.3 billion.
Invested assets were CHF 600 billion on 31 December 2008, a decrease of 15% from CHF 709 billion on 30 September 2008. Excluding the impact of currency translation, invested assets decreased 11% due to negative financial market performance.
Gross margin on invested assets increased seven basis points to a total of 90 basis points. The increase is mainly attributable to declining invested asset values as income was resilient due to stronger non-recurring income and a one quarter lag in the majority of recurring fee pricing, declining only 1% from the prior quarter.
The cost/income ratio increased to 122.3% compared with 85.5% in the prior quarter. This increase is primarily attributable to charges of CHF 605 million related to the auction rate securities (ARS) settlement agreement in August 2008. Under the ARS settlement terms, Wealth Management US agreed to purchase ARS from clients at their par value. During the fourth quarter, the ARS settlement liability was reclassified from provisions to negative replacement values as the ARS settlement rights issued to and accepted by clients are treated as derivative instruments. In the fourth quarter, before the reclassification to negative replacement values, the timing of investor elections to sell their ARS to UBS, market developments and adjustments in UBS’s valuation methodology determined an increase in the provisions for this matter of CHF 545 million, which are included in general and administrative expenses. Post-reclassification, the increase of negative replacement values led to trading losses of CHF 60 million. In future quarters, any charge or income related to the valuation of the ARS settlement liability will be reflected in trading income. Excluding ARS-related charges, the cost / income ratio would have improved to 82.0% in fourth quarter 2008. Refer to the “Exposure to auction rate securities” sidebar in the “Risk management and control” section of this report for more information.
Recurring income decreased 4% to CHF 957 million from CHF 992 million. In US dollar terms, recurring income decreased 9% as a result of declining asset values, partly offset by higher net interest income related to increased deposit balances. Recurring income represented 66% of total operating income in the fourth quarter, down from 68% the prior quarter.
Revenue per advisor decreased 1%, or CHF 2,000, to CHF 183,000. In US dollar terms, revenue per advisor declined 6%.

Results: 4Q08 vs 3Q08

Wealth Management US recorded a pre-tax loss of CHF 341 million compared with a pre-tax profit of CHF 203 million in the third quarter. Excluding the ARS-related charges, pre-tax profit would have increased 30% to CHF 264 million. This result reflects lower personnel costs, including lower performance-related compensation accruals, while revenues were resilient during the quarter.

Operating income
Total operating income declined 1% to CHF 1,460 million. Excluding the CHF 60 million trading losses related to ARS repurchases, operating income would have increased 3%.
In US dollar terms and excluding the trading losses related to ARS repurchases, operating income would have declined 2%. On this basis, recurring income fell 9% due to lower managed accounts fees related to declining invested asset values, partly offset by higher net interest income driven by higher deposit balances. Non-recurring income increased 11% driven by higher transactional income.

Operating expenses
Total operating expenses increased 42% to CHF 1,802 million from CHF 1,267 million. This increase was primarily due to the abovementioned increase in the ARS-related provisions, before reclassification to negative replacement values, during fourth quarter 2008. Excluding these expenses, operating expenses would have decreased 1%.
Personnel expenses decreased 13% to CHF 849 million from CHF 981 million. Excluding the impact of currency translation, personnel expenses would have declined 18% mainly due to a partial reversal in accruals for performance-related compensation made in the first nine months of 2008, partly offset by higher severance costs related to staff reductions.
Non-personnel expenses (including general and administrative expenses, depreciation and amortization expenses, and services provided to and received from other business units) increased to CHF 953 million from CHF 286 million. Excluding the ARS-related expenses of CHF 545 million included in general and administrative expenses, non-personnel expenses would have increased 43%, or CHF 122 million, due mainly to higher general provisions and insurance costs.

Results: FY08 vs FY07

For full-year 2008, Wealth Management US recorded a pre-tax loss of CHF 698 million compared with a pre-tax profit of CHF 674 million in 2007. Driving the decline were the combined ARS-related expenses and trading losses totaling CHF 1,524 million taken during 2008. Excluding these expenses and trading losses, the pre-tax result would have increased

Business division and Corporate Center results
10 February 2009

23%. In US dollar terms and excluding ARS-related expenses and trading losses, the pre-tax performance would have increased 41%. Operating income, in US dollar terms and excluding the ARS-related trading losses, would have risen 4% due to a shift towards recurring income sources, which grew 6%, partly offset by higher credit losses. Excluding the ARS-related expenses and in US dollar terms, operating expenses decreased 1% from 2007, driven by a 2% decline in personnel costs, partly offset by a 2% increase in non-personnel expenses related to higher depreciation costs.

Personnel

The number of personnel was 18,929 on 31 December 2008, an increase of 545 from 30 September 2008. Financial advisors increased by 274 to 8,182, driven by effective experienced financial advisor recruitment as well as improved financial advisor retention. During the quarter, the business unit’s recruits of experienced financial advisors from major US competitors exceeded the number of experienced financial advisors leaving UBS for competitors. Non-financial advisor employees increased by 271 to 10,747 due to an increase in supporting staff levels related to the growth in financial advisors, as well as the transfer of the remaining municipal securities business to Wealth Management US from the Investment Bank.

Business Banking Switzerland

Business unit reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Interest income	793	792	895	0	(11)	3,234	3,470

Non-interest income	539	397	459	36	17	1,790	1,816

Income	1,332	1,189	1,354	12	(2)	5,024	5,286

Credit loss (expense) / recovery	4	(3)	(14)			(5)	31

Total operating income	1,336	1,186	1,340	13	0	5,019	5,317

Cash components	558	566	600	(1)	(7)	2,348	2,508

Share-based components[1]	7	13	17	(46)	(59)	27	76

Total personnel expenses	564	579	617	(3)	(9)	2,376	2,584

General and administrative expenses	248	249	292	0	(15)	1,018	1,138

Services (to) / from other business units	(256)	(207)	(192)	(24)	(33)	(893)	(739)

Depreciation of property and equipment	18	18	21	0	(14)	70	67

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	574	638	738	(10)	(22)	2,570	3,050

Business unit performance before tax	762	548	602	39	27	2,449	2,267

Key performance indicators

Invested assets (CHF billion)	129	142	164	(9)	(21)

Net new money (CHF billion)[2]	(4.0)	(3.5)	0.2			(11.4)	4.6

Cost / income ratio (%)[3]	43.1	53.7	54.5			51.2	57.7

Impaired lending portfolio as a % of total lending portfolio, gross	1.0	1.0	1.2

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[4]	3.7	3.5		6

Return on attributed equity (RoaE) (%)[5]						64.0

BIS risk-weighted assets (CHF billion)[6]	38.0	36.7		4

Return on BIS risk-weighted assets (%)[7]						6.1

Goodwill and intangible assets (CHF billion)	0.0	0.0

Additional information

Client assets (CHF billion)	709	806	986	(12)	(28)

Personnel (full-time equivalents)	15,341	15,629	16,085	(2)	(5)

1 Additionally includes social security contributions and expenses related to alternative investment awards.  2 Excludes interest and dividend income.  3 Operating expenses / income.  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average).  6 BIS risk-weighted assets (RWA) are according to Basel II.  7 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

Business division and Corporate Center results
10 February 2009

Key performance indicators: 4Q08 vs 3Q08

Outflows of net new money were CHF 4.0 billion, compared with CHF 3.5 billion in the prior quarter.
Invested assets were CHF 129 billion on 31 December 2008, with the CHF 13 billion decrease mainly due to lower equity markets and outflows of net new money during the fourth quarter.
The cost/income ratio decreased 10.6 percentage points to 43.1%, reflecting higher income from the revaluation of UBS’s participation in the SIX Swiss Exchange as well as lower operating expenses.
The loan portfolio of Business Banking Switzerland was CHF 143.0 billion on 31 December 2008, a decrease of CHF 1.5 billion from the prior quarter end. This decrease was mainly due to lower balances on current accounts used for transaction processing with other banks. Another contributing factor was the transfer of private clients, many with residential mortgages, to Wealth Management International & Switzerland.
The impaired loan ratio remained stable at 1.0% on 31 December 2008. The recovery portfolio was up by CHF 0.1 billion to CHF 2.3 billion.

Results: 4Q08 vs 3Q08

Pre-tax profit increased 39% to CHF 762 million, mainly due to the revaluation of UBS’s participation in the SIX Swiss Exchange. In addition, operating expenses decreased due to higher charges out to other businesses and lower personnel expenses reflecting reduced variable compensation.

Operating income
Total operating income increased 13% to CHF 1,336 million. Interest income was CHF 793 million, up CHF 1 million from the previous quarter. Non-interest income increased 36% to CHF 539 million, mainly due to the revaluation of UBS’s participation in the SIX Swiss Exchange during fourth quarter, as well as a gain related to the initial public offering of VISA. Credit loss recoveries were positive CHF 4 million, up from negative CHF 3 million in the prior quarter.

Operating expenses
Total operating expenses decreased 10% to CHF 574 million. Personnel expenses were CHF 564 million, with the decrease of CHF 15 million due to lower performance-related compensation accruals. General and administrative expenses slightly decreased to CHF 248 million. Net charges to other business units increased 24% to CHF 256 million, with lower charges from IT Infrastructure. Depreciation was unchanged at CHF 18 million.

Results: FY08 vs FY07

Full-year pre-tax profit increased 8% to CHF 2,449 million in 2008. Over this period, operating income declined 6% to CHF 5,019 million. Operating expenses declined 16% to 2,570 million, following stringent cost-cutting measures in personnel expenses and general and administrative costs, as well as higher charges for services provided to other businesses.

Personnel

The number of personnel was 15,341 on 31 December 2008, down 288 from 30 September 2008. The decrease in personnel numbers was mainly due to efficiency gains as departing personnel were replaced only very selectively.

Global Asset Management

Pre-tax profit for Global Asset Management was CHF 236 million in fourth quarter 2008, down 43% from CHF 415 million in the prior quarter. Excluding the gain on the sale of a minority stake in Adams Street Partners in third quarter 2008, pre-tax profit would have decreased 4% in the fourth quarter.

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Institutional fees	235	525 [1]	640	(55)	(63)	1,659	2,370

Wholesale intermediary fees	243	302	437	(20)	(44)	1,246	1,724

Total operating income	478	827	1,077	(42)	(56)	2,904	4,094

Cash components	65	244	334	(73)	(81)	922	1,632

Share-based components[2]	8	15	38	(47)	(79)	4	224

Total personnel expenses	73	258	372	(72)	(80)	926	1,856

General and administrative expenses	117	100	175	17	(33)	434	559

Services (to) / from other business units	39	38	35	3	11	150	153

Depreciation of property and equipment	8	7	6	14	33	29	53

Amortization of intangible assets	6	9	4	(33)	50	33	19

Total operating expenses	242	413	592	(41)	(59)	1,572	2,640

Business division performance before tax	236	415	485	(43)	(51)	1,333	1,454

Key performance indicators

Cost/income ratio (%)[3]	50.6	49.9	55.0			54.1	64.5

Institutional

Invested assets (CHF billion)	335	419	522	(20)	(36)

of which: money market funds	42	39	32	8	31

Net new money (CHF billion)[4]	(16.7)	(21.0)	(15.3)			(55.6)	(16.3)

of which: money market funds	6.0	(4.9)	4.1			6.0	6.7

Gross margin on invested assets (bps)[5]	25	48	47	(48)	(47)	38	44

1 Includes a gain of CHF 168 million on the sale of a minority stake in Adams Street Partners.  2 Additionally includes social security contributions and expenses related to alternative investment awards.  3 Operating expenses/income.  4 Excludes interest and dividend income.  5 Operating income (annualized as applicable)/average invested assets.

Business division and Corporate Center results
10 February 2009

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Wholesale intermediary

Invested assets (CHF billion)	240	289	369	(17)	(35)

of which: money market funds	80	79	70	1	14

Net new money (CHF billion)[1]	(10.9)	(13.4)	(0.9)			(47.4)	0.6

of which: money market funds	5.7	(0.3)	5.9			15.2	4.8

Gross margin on invested assets (bps)[2]	37	40	47	(8)	(21)	41	47

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[3]	3.0	3.0		0

Return on attributed equity (RoaE) (%)[4]						44.4

BIS risk-weighted assets (CHF billion)[5]	8.5	8.0		6

Return on BIS risk-weighted assets (%)[6]						18.9

Goodwill and intangible assets (CHF billion)	2.2	2.5		(12)

Additional information

Invested assets (CHF billion)	575	708	891	(19)	(35)

Net new money (CHF billion)[1]	(27.6)	(34.4)	(16.2)			(103.0)	(15.7)

Personnel (full-time equivalents)	3,786	3,836	3,625	(1)	4

1 Excludes interest and dividend income.  2 Operating income (annualized as applicable)/average invested assets.  3 Refer to the discussion of the equity attribution framework in the “Capital management” section of this report.  4 Year-to-date business division performance before tax (annualized as applicable)/attributed equity (year-to-date average).  5 BIS risk-weighted assets (RWA) are according to Basel II.  6 Year-to-date business division performance before tax (annualized as applicable)/BIS RWA (year-to-date average).

Key performance indicators: 4Q08 vs 3Q08

Net new money

Outflows of net new money were CHF 27.6 billion compared with CHF 34.4 billion in third quarter 2008. Flows through UBS channels – namely the asset management flows relating to Global Wealth Management & Business Banking clients – accounted for approximately half of these fourth quarter outflows.

Outflows of institutional net new money were CHF 16.7 billion, down from CHF 21.0 billion. Excluding money market flows, outflows increased to CHF 22.7 billion from CHF 16.1 billion. Net outflows were reported in alternative and quantitative investments, fixed income, multi-asset, equities and real estate funds, with infrastructure reporting net in-flows.

Outflows of wholesale intermediary net new money decreased to CHF 10.9 billion from CHF 13.4 billion. Excluding money market flows, outflows of net new money increased to CHF 16.6 billion from CHF 13.1 billion. Outflows were reported in multi-asset, fixed income, equities, real estate and alternative and quantitative investments funds.

Invested assets

Institutional invested assets were CHF 335 billion on 31 December 2008, down from CHF 419 billion on 30 September 2008. This decrease reflects the negative impact of financial market developments and currency fluctuations and, to a lesser extent, net new money outflows.
Wholesale intermediary invested assets were CHF 240 billion on 31 December 2008, down from CHF 289 billion on 30 September 2008, reflecting the negative impact of financial market developments and currency fluctuations as well as net new money outflows.

Gross margin

The gross margin on institutional invested assets was 25 basis points compared with 33 basis points in the third quarter (excluding the gain from the sale of a minority stake in Adams Street Partners) or 48 basis points in the third quarter including the abovementioned gain. The decline in gross margin in fourth quarter was mainly due to higher operational losses, partly offset by higher performance fees in alternative and quantitative investments.
The gross margin on wholesale intermediary invested assets was down three basis points to 37 basis points, mainly due to a change in asset mix to lower margin products during the quarter and lower performance fees in some equity funds.

Cost/income ratio

The cost/income ratio was 50.6% compared with 49.9%. Excluding the gain from the sale of a minority stake in Adams Street Partners, the cost/income ratio in the third quarter would have been 62.7%. The improvement in this underlying cost/in-

come ratio was primarily due to lower personnel expenses (mainly lower performance based compensation), partly offset by lower management fees and higher operational losses.

Results: 4Q08 vs 3Q08

Pre-tax profit decreased 43%, or CHF 179 million, to CHF 236 million. Excluding the gain from the sale of a minority stake in Adams Street Partners in third quarter, pre-tax profit would have decreased CHF 11 million. The decrease in underlying pre-tax profit was mainly due to a decline in management fees, as the average invested asset base declined due to the impact of negative financial market developments, currency fluctuations and net new money outflows, coupled with higher operational losses. These were partly offset by a reduction in personnel costs, which was mainly driven by lower incentive based compensation accruals and the impact of the firm’s ongoing expenditure review.

Operating income

Total operating income declined 42% to CHF 478 million from CHF 827 million. Institutional revenues declined to CHF 235 million from CHF 525 million, reflecting that the third quarter result included a gain of CHF 168 million from the sale of a minority stake in Adams Street Partners. Excluding this gain, institutional revenues would have decreased by CHF 122 million primarily due to lower management fees from the lower average invested assets base, and higher operational losses partly offset by higher performance fees, mainly from alternative and quantitative investments. Wholesale intermediary revenues declined to CHF 243 million compared with CHF 302 million, with management fees impacted by the lower average invested assets base as well as the change in asset mix.

Operating expenses

Total operating expenses declined to CHF 242 million from CHF 413 million. Of this total, personnel expenses declined to CHF 73 million from CHF 258 million, reflecting both lower incentive based compensation accruals and lower severance costs. General and administrative expenses were CHF 117 million, up from CHF 100 million due to higher provisions, increased advertising and marketing costs and higher professional fees. Net charges-in from other business divisions rose CHF 1 million to CHF 39 million. Depreciation of property and equipment increased slightly, up CHF 1 million to CHF 8 million.

Results: FY08 vs FY07

Pre-tax profit for full-year 2008 was CHF 1,333 million, an 8% decrease from CHF 1,454 million in 2007. Excluding costs related to the closure of Dillon Read Capital Management (DRCM) in 2007 and the gain from the sale of a minority stake in Adams Street Partners in third quarter 2008, full-year pre-tax profit would have decreased CHF 501 million.

Total operating income declined 29% to CHF 2,904 million from CHF 4,094 million. Institutional revenues declined to CHF 1,659 million from CHF 2,370 million. Excluding the gain from the sale of a minority stake in Adams Street Partners, institutional revenues would have declined CHF 879 million due to lower performance fees (from alternative and quantitative investments and the Brazilian asset management business) and lower management fees (from the lower average invested assets base). Wholesale intermediary revenues declined to CHF 1,246 million from CHF 1,724 million due to lower management fees (from the lower average invested assets base) and lower performance fees (from the Brazilian asset management business).
Total operating expenses were CHF 1,572 in 2008, a 40% decline from CHF 2,640 million in 2007. Excluding CHF 212 million in DRCM pre-tax closure costs in 2007, total operating expenses would have declined 35% or CHF 856 million. This decline reflects reduced incentive based compensation accruals resulting from the lower revenues, the changes to the forfeiture provisions of future equity ownership plan (EOP) awards, and the results of the ongoing expenditure review, partly offset by the first time inclusion of the previously disclosed acquisition in France and the full-year 2008 impact of the previously disclosed acquisition in Korea.
General and administrative expenses were CHF 434 million, down from CHF 559 million. The 22% decrease was due to lower provisions and lower travel and entertainment expenses, partly offset by higher IT costs, the inclusion of the acquisition in France and the full-year 2008 impact of the acquisition in Korea.
Net charges-in from other business divisions was down slightly, decreasing by CHF 3 million to CHF 150 million.
Depreciation of property and equipment at CHF 29 million was down CHF 24 million. Excluding the impact of DRCM closure costs in 2007, depreciation of property and equipment increased slightly. This was mainly due to the inclusion of the acquisition in France and the full-year 2008 impact of the acquisition in Korea.

Personnel

The number of employees on 31 December 2008 was 3,786, a decrease of 1% from 3,836 on 30 September 2008. Reductions in equities, fixed income, global investment solutions and support functions were partly offset by increases in fund services.

Initiatives and achievements

Infrastructure and private equity

In a further expansion of its alternative businesses, Global Asset Management announced in November 2008 a joint venture with MerchantBridge, a direct investment and private equity company focused on the Middle East. The 50/50 joint

Business division and Corporate Center results
10 February 2009

venture company, MerchantBridge-UBS Private Equity, will develop and manage a series of private equity investment strategies focused on the Middle East region. The joint venture will be based in Dubai. This is the first private equity offering for Global Asset Management and leverages on the success of its infrastructure asset management business to date.

Investment capabilities and performance: 4Q08

Market environment

The fourth quarter saw acceleration in the decline of almost all financial markets. Investors became extremely risk-averse resulting in very volatile market conditions, even in perceived lower risk sectors such as money markets. Across the asset management industry, this difficult environment led to variable investment performance.

Core/value equities

Following strong performance relative to their benchmarks in the third quarter, a number of strategies saw mixed returns in the fourth quarter. Despite this, performance relative to peers was neutral to strong for most strategies in 2008. Strong relative performance against benchmarks was achieved across several strategies, most notably European (including the UK) and also Canadian and Australian equities. European equity strategies had a strong performance in fourth quarter, attributable to both stock and sector selection with overweights to pharmaceuticals and telecoms and an underweight to materials making positive contributions.
In contrast, the core global equities and US equities strategies underperformed for the quarter, along with emerging markets strategies. Global equity strategies suffered setbacks in the quarter as the financial crisis deepened. While their overweights to banks and diversified financials were modest, they proved to be a significant drag on performance. Positive contributions elsewhere in the portfolios, including from consumer discretionary stock selection and from an underweight to the technology hardware and equipment sector, were insufficient to offset this. For US equity strategies, the largest detractors from performance in the quarter were overweights to the utilities and telecoms sectors.

Growth equities

Growth equities experienced a difficult quarter and all but one of the strategies underperformed their benchmarks. The US large cap select growth strategy was the sole outperformer as it benefited from both an overweight to the healthcare sector and an underweight to the energy sector. The US small cap growth strategy’s underperformance was primarily due to poor stock selection in the healthcare sector. In the non-US growth strategies, stock selection within the energy, materials and industrials sectors proved to be weak and contributed to the strategies’ underperformance.

Fixed income

Several key fixed income strategies performed poorly relative to their benchmarks in the fourth quarter as fixed income markets experienced unprecedented volatility across all sectors. Money market funds continued to achieve their capital preservation objectives. Central banks cut rates aggressively as global economic data deteriorated. Combined with falling inflation expectations this led to substantial falls in yields in developed government bond markets. Despite the announced bank bail-out plans, yield spreads (the difference in yield versus government bonds) on financial sector bonds widened to record levels. A combination of these factors and the portfolio positioning of Global Asset Management led to significant underperformance of US, UK and global aggregate strategies. The structured credit exposure in some of these strategies had less of an impact than in recent quarters as exposures were further reduced. Australian, Euro and US municipal strategies outperformed; and global sovereign, Canadian, Swiss and Japanese strategies underperformed for the quarter. Emerging market strategies underperformed their benchmarks due to issuer selection during a period of rising risk aversion and volatility. High yield strategies continued to outperform their respective benchmarks for the fourth quarter due to defensive positioning as yield spreads widened significantly.

Global investment solutions

The performance relative to benchmarks of multi-asset strategies, including the global securities composite, was negative for the quarter. The significant drop in equity markets and flight to government bonds were the main contributing factors. Declining equity markets and falling government bond yields also negatively impacted dynamic alpha strategies in the quarter. At the market allocation level, an overweight to equities, which is expected to be a positive in the long term, detracted from performance in the short term, as did exposure to credit and short positions in government bonds. Currency strategies performed very strongly in the fourth quarter. A sharp rise in perceived risk caused a substantial correction of previously large discrepancies in major exchange rates. Carry trades (borrowing in a lower yielding currency to invest in a high yielding currency) had been dominant in the market and their unwinding meant that currency strategies paid off.

Alternative and quantitative investments

The fourth quarter reflected the continued difficult environment for hedge funds, particularly in October when aggressive attempts to reduce risk and leverage put significant pressure on securities widely held by hedge funds. Market conditions improved in the latter half of November and December, with some stabilization of asset prices. While multi-manager strategies posted negative performance for the quarter, they were in line with broad hedge fund indices. O’Connor single manager funds had good relative perfor-

mance and mixed absolute performance, with fundamental market neutral, currency and rates and quantitative strategies posting positive performance for the quarter.

Global real estate

In the direct real estate strategies, the UK and US flagship funds were affected by a fall in property values. Despite the difficult market climate, the Germany-based direct funds and a UK direct fund designed as a bond alternative continued to produce positive absolute returns. The Swiss composite (consisting of four Swiss listed real estate funds) and two J-REITs (Japanese real estate investment trusts managed in collaboration with joint venture partner Mitsubishi Corporation) outperformed their respective benchmarks. All global and Asian, European and UK real estate securities strategies outperformed their benchmarks, while the Australian, Swiss and US strategies were negative. Longer-term relative performance of the global real estate securities strategies improved somewhat.

Infrastructure and private equity

The core global direct investment fund (UBS International Infrastructure Fund) closed on 30 October 2008. The fund is generating positive absolute returns and the underlying investments are performing well, benefiting from their monopoly-like characteristics, defensive attributes and strong underlying cash flows from operating companies. In contrast, global infrastructure securities strategies suffered negative performance for the quarter, in line with the wider equities markets.

Composite The table below represents approximately 11% of Global Asset Management’s invested assets at 31 December 2008.
Annualized
	3 months	1 year	3 years	5 years

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	–	–

US Large Cap Equity Composite vs. Russell 1000 Index	+	+	–	+

Pan European Composite vs. MSCI Europe Free Index	+	–	–	–

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+	[1]

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	–	–

Global Securities Composite vs. Global Securities Markets Index	–	–	–	–

Global Real Estate Securities composite (hedged in CHF)[2] vs. FTSE EPRA / NAREIT Global Real Estate Index (hedged in CHF) / reference index[3]	–	–	–	–	[3]

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2006.
1 Performance data for 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.  2 Composite figures since 31 December 1999.  3 Prior to 2004, the reference index is the GPR General Index Europe (total return in CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA/NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 5 years’ returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA/NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on customized request basis Swiss franc hedged returns for the FTSE EPRA/NAREIT Global Real Estate Index.

Business division and Corporate Center results
10 February 2009

Investment Bank

In fourth quarter 2008, the Investment Bank recorded a pre-tax loss of CHF 7,483 million compared with a pre-tax loss of CHF 2,748 million in the prior quarter. Results were mainly affected by negative revenues of CHF 3,107 million in the fixed income, currencies and commodities area. An own credit charge of CHF 1,616 million was recorded in the fourth quarter.

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Investment banking	528	786	1,677	(33)	(69)	2,880	6,636

Advisory	348	448	742	(22)	(53)	1,609	2,697

Capital market revenues	374	440	1,016	(15)	(63)	1,844	4,261

Equities	233	198	817	18	(71)	977	2,783

Fixed income, currencies and commodities	142	242	199	(41)	(29)	866	1,478

Other fee income and risk management	(195)	(102)	(81)	(91)	(141)	(573)	(322)

Sales and Trading	(2,876)	(3,288)	(13,939)	13	79	(26,106)	(7,833)

Equities	231	1,225	2,015	(81)	(89)	5,184	9,004

Fixed income, currencies and commodities	(3,107)	(4,514)	(15,954)	31	81	(31,289)	(16,837)

Total Investment Bank income	(2,348)	(2,503)	(12,262)	6	81	(23,226)	(1,197)

Credit loss (expense)/recovery	(1,939) [1]	(317)	(223)	512	770	(2,575)	(266)

Total Investment Bank operating income core business	(4,288)	(2,820)	(12,485)	(52)	66	(25,801)	(1,463)

Own credit[2]	(1,616)	2,069	659			2,032	659

Total Investment Bank operating income as reported	(5,903)	(750)	(11,826)	(687)	50	(23,769)	(804)

Cash components	286	1,089	2,219	(74)	(87)	5,173	8,902

Share-based components[3]	7	(28)	741		(99)	(292)	2,384

Total personnel expenses	293	1,061	2,960	(72)	(90)	4,882	11,286

General and administrative expenses	858	640	893	34	(4)	3,399	3,386

Services (to)/from other business units	309	241	263	28	17	990	811

Depreciation of property and equipment	100	34	51	194	96	231	210

Impairment of goodwill	0	0	0			341	0

Amortization of intangible assets	20	21	41	(5)	(51)	83	172

Total operating expenses	1,580	1,998	4,208	(21)	(62)	9,925	15,865

Business division performance before tax	(7,483)	(2,748)	(16,034)	(172)	53	(33,694)	(16,669)

1 Includes CHF 1,329 million in credit losses from impairment charges on reclassified financial instruments.  2 Represents economic own credit changes of financial liabilities designated at fair value through profit or loss. Prior periods have been adjusted to adhere to this “economic own credit” approach. Refer to note 10 for details and comparison with own credit amounts as defined by IFRS 7 (which are presented in note 3 of this report).  3 Additionally includes social security contributions and expenses related to alternative investment awards.

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Key performance indicators

Compensation ratio (%)[1,2]	N/A	N/A	N/A			N/A	N/A

Cost/income ratio (%)[2,3]	N/A	N/A	N/A			N/A	N/A

Impaired lending portfolio as a % of total lending portfolio, gross	3.0	1.0	0.4

Average VaR (10-day, 99% confidence, 5 years of historical data)[4]	438	461	665	(5)	(34)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[5]	26.0	26.0		0

Return on attributed equity (RoaE) (%)[6]						(126.0)

BIS risk-weighted assets (CHF billion)[7]	195.8	221.1		(11)

Return on BIS risk-weighted assets (%)[8]						(15.5)

Goodwill and intangible assets (CHF billion)	4.6	5.1		(10)

Additional information

Personnel (full-time equivalents)	17,171	18,901	21,779	(9)	(21)

1 Personnel expenses/income.  2 Neither the cost/income nor the compensation ratio are meaningful due to losses recorded in the Investment Bank.  3 Operating expenses/income.  4 Regulatory VaR. In third quarter 2008, UBS changed from internal management VaR to regulatory VaR as the basis for external disclosure.  5 Refer to the discussion of the equity attribution framework in the “Capital management” section of this report.  6 Year-to-date business division performance before tax (annualized as applicable)/attributed equity (year-to-date average).  7 BIS risk-weighted assets (RWA) are according to Basel II.  8 Year-to-date business division performance before tax (annualized as applicable)/BIS RWA (year-to-date average).

Key performance indicators: 4Q08 vs 3Q08

Neither the cost/income ratio nor the compensation ratio were meaningful in either quarter due to negative total income.

The Investment Bank’s average regulatory Value at Risk (VaR) (10-day 99% confidence, 5 years of historical data) decreased to CHF 438 million from CHF 461 million. Internal management VaR was CHF 341 million compared with CHF 303 million, with the increase mainly due to updates to the historical time series in the period. Refer to the “Risk management and control” section of this report for more information on market risk and UBS’s VaR methodology.
The Investment Bank’s gross lending portfolio was CHF 169 billion compared with CHF 161 billion. The ratio of the impaired gross lending portfolio to the total gross lending portfolio was 3.0% at the end of fourth quarter, up from 1.0% at the end of third quarter. Following the reclassification of certain assets, impairment charges related to these assets have been reflected in credit loss as opposed to trading. Refer to the “Changes in 2008” section and the discussion on credit risk and credit loss expense in the “Risk management and control” section of this report for more information on the reclassification of certain assets in fourth quarter 2008 and the Investment Bank’s lending portfolio.

Results: 4Q08 vs 3Q08

The pre-tax result was negative CHF 7,483 million compared with negative CHF 2,748 million. This decrease was primarily due to trading losses, losses on exposures to monolines and impairment charges taken against leveraged finance commitments within the fixed income, currencies and commodities (FICC) area. Fourth quarter 2008 saw: a decline in equities revenues, mainly due to negative revenues in the derivatives area; a decrease in total operating expenses, which at CHF 1,580 million were markedly down due to significant reductions in personnel costs; and an increase in non-personnel costs due to restructuring charges. A credit loss expense of CHF 1,939 million was recognized in fourth quarter 2008, mainly due to impairment charges taken against the leveraged finance commitments mentioned above. A restructuring charge of CHF 737 million was recorded in the fourth quarter. An own credit charge of CHF 1,616 million was recorded by the Investment Bank in fourth quarter 2008, mainly due to redemptions and repurchases of UBS debt during this period. Refer to note 10 of this report for more information.

Operating income

Total operating income was negative CHF 5,903 million compared with negative CHF 750 million. FICC revenues were negative CHF 3,107 million compared with negative CHF 4,514 million. Equities revenues declined to CHF 231 million from CHF 1,225 million. Credit loss expense was CHF 1,939 million in comparison with CHF 317 million, mainly due to impairment charges taken against leveraged finance commitments mentioned above.

Business division and Corporate Center results
10 February 2009

Operating income by segment

Investment banking

Total revenues declined 33% during the fourth quarter, falling to CHF 528 million from CHF 786 million in the prior quarter. Advisory revenues were down 22% to CHF 348 million, with activity affected by increased volatility in the capital markets and continued restriction on credit. Capital markets revenues were down 15% to CHF 374 million, with an 18% increase in equity capital markets more than offset by a 41% decline in debt capital markets. Other fee income and risk management revenues were negative CHF 195 million in comparison with negative CHF 102 million. Fourth quarter revenues include a share in the Investment Bank’s gain on the sale of UBS’s stake in Bank of China of CHF 111 million.

Sales and trading

Revenues were negative CHF 2,876 million compared with negative CHF 3,288 million. This change was driven by negative revenues of CHF 3,107 million in FICC, which were only partly offset by positive revenues of CHF 231 million from equities.

Equities

Equities revenues declined to CHF 231 million from CHF 1,225 million. Fourth quarter revenues include a share in the Investment Bank’s gain on the sale of UBS’s stake in Bank of China of CHF 75 million.
Within cash equities, falling volumes and a decline in commissions in Asia Pacific and Europe were the main drivers behind the decrease in revenues which offset an increase in trading revenues and a decrease in client facilitation losses. Derivatives revenues were negative across all regions as dramatic increases in volatility and correlation depressed client volumes and a lack of liquidity impacted overall performance. Equity-linked revenues were negative due to declines in all geographical regions except Europe. Prime brokerage revenues decreased due to client de-leveraging despite a favorable margin environment. Revenues from exchange-traded derivatives increased from the prior quarter. Proprietary trading revenues were positive.

Fixed income, currencies and commodities

FICC revenues were negative CHF 3,107 million compared with negative CHF 4,514 million.
This result was primarily due to trading losses and losses on exposures to monolines. Trading losses occurred as extreme market moves caused a breakdown in the relationship between a number of trading positions and related hedges, commonly known as basis risks, particularly in credit markets. The deterioration in credit markets negatively impacted positions hedged by monolines. Refer to the discussion on risk concentrations in the “Risk manage-
ment and control” section of this report for more information on monoline exposures.
Foreign exchange and money markets produced strong fourth quarter revenues, though results were down against a record third quarter. Total credit revenues were negative, down significantly due to the underperformance of credit trading revenues and credit proprietary strategies in all geographical regions. Rates revenues were negative, with the decline driven by losses in European inflation products. Structured products posted negative revenues due to market dislocation, poor liquidity, high volatility and limited client flow.

Operating expenses

Total operating expenses were CHF 1,580 million, down from CHF 1,998 million in the prior quarter.
During fourth quarter, personnel expenses declined to CHF 293 million from CHF 1,061 million. This very significant decrease was mainly due to the partial reversal in accruals for performance-related compensation made in the first nine months of 2008.
Non-personnel expenses were CHF 1,287 million. General and administrative expenses were up 34%, rising to CHF 858 million mainly due to impairment losses on properties and equipment and costs for unused premises, which also affected depreciation costs.
Charges from other businesses increased 28% to CHF 309 million, mainly due to an IT data center restructuring cost.

Results: FY08 vs FY07

The Investment Bank recorded a pre-tax loss of CHF 33,694 million compared with a pre-tax loss of CHF 16,669 million. Total operating income was negative CHF 23,769 million compared with negative revenues of CHF 804 million, as FICC income of negative CHF 31,289 million was only partly offset by revenues of CHF 5,184 million in equities and CHF 2,880 million in the investment banking department. The Investment Bank recorded gains on own credit of CHF 2,032 million in 2008, mainly due to the widening of UBS’s own credit spread in 2008. The Investment Bank recorded gains on own credit of CHF 2,032 million in 2008, mainly due to the widening of UBS’s own credit spread in 2008. Gains on own credit recorded due to the widening of UBS’s credit spread will be reversed if UBS’s credit spread tightens. Refer to note 10 for more information on economic own credit and own credit as calculated according to IFRS 7. Personnel expenses decreased to CHF 4,882 million from CHF 11,286 million, driven by significantly lower performance-related compensation and lower salary costs. Full-year results for 2007 included accruals for share-based compensation for performance during the year – these are not reflected in full-year 2008 as, starting in 2009, they will be amortized over the vesting period of these awards. Non-personnel costs increased to CHF 5,043 million from CHF 4,579 million. General and administrative expenses slightly increased to CHF 3,399 million from CHF 3,386 million. Reductions in travel and entertainment and IT and other outsourcing costs were more than offset by increases in occupancy costs due to real estate restructuring and provisions. A goodwill impairment charge of CHF 341 million relating to the exiting of the municipal securities business by the Investment Bank was recognized in second quarter 2008.

Personnel

On 31 December 2008, the number of Investment Bank employees was 17,171, a decrease of 1,730, or 9%, from the prior quarter end. Headcount reductions were seen across all Investment Bank businesses and support functions.

Initiatives and achievements

Market share

According to data from Dealogic, UBS ended 2008 with a 5.6% market share of the global fee pool compared to 5.8% in 2007. However, UBS improved its rank from sixth in 2007 to fifth in 2008.

Industry recognition

In fourth quarter 2008, UBS performed well in many peer and industry surveys. Acknowledgements include:
–	Corporate Broker of the year in the Acquisitions Monthly 2009 survey;
–	Financial Bond House of the year in the International Financial Review 2008 awards;
–	named “Leading Equity House Asia (ex-Japan)” in the Thomson Extel 2008 survey.

Significant transactions

Worldwide mergers and acquisitions and advisory

Thomson Reuters reported a 30% decrease in the volume of announced worldwide mergers and acquisitions in 2008, reporting deal volumes of USD 2,936 billion compared with USD 4,169 billion in 2007. Of these transactions, UBS advised on a total of 352 with a deal volume of USD 574 billion in 2008. As a result, UBS’s market share of deal volumes increased to 19.6% in 2008 from 18.5% in 2007, and the firm’s ranking rose to fourth from sixth over the same period. Key UBS transactions for fourth quarter 2008 include:
–	RBS Group – financial advisor on its GBP 20 billion capital raising – including a GBP 15 billion equity placing and open offer for which UBS acted as joint financial advisor, joint sponsor, joint bookrunner and joint broker
–	joint financial advisor, bookrunner and sponsor to Lloyds TSB Group Plc on its GBP 14.7 billion acquisition of HBOS Plc and its GBP 5.5 billion capital raising
–	financial advisor to Exelon Corporation on its offer to acquire NRG Energy, Inc. for USD 13.4 billion

Equity underwriting

Global deal volume for equity capital markets fell 33% in 2008 compared with 2007, according to Dealogic. UBS’s global equity capital markets deal volume was USD 40 billion in 2008, down 49% compared with 2007 according to Dealogic. UBS was ranked sixth overall for equity underwriting globally with a market share of deal volumes of 6.4%. In 2007, UBS ranked third overall with a market share of 8.3%. Key UBS transactions for fourth quarter 2008 include:
–	joint bookrunner on the GBP 2.2 billion rights issue for Centrica plc. This deal represents the second-largest UK equity issue in 2008 outside of the financial sector, and the first major underwritten equity issue in the UK since the announcement of the UK Treasury-backed banks bailout
–	joint bookrunner on the USD 12.6 billion common equity offering for Wells Fargo & Company. The transaction represents the second-largest ever public offering by a US bank and the largest ever SEC-registered follow-on offering by a US issuer
–	joint lead manager and joint underwriter on the AUD 3.0 billion institutional share placement by National Australia Bank. This transaction represents the largest secondary market offering in Australia and the largest placement executed in Australia in 2008

Fixed income underwriting

Issuance volumes for global debt capital markets fell 27% in 2008 compared with 2007, according to Dealogic. UBS saw a 24% decline in transaction volume over this period, participating in 1,088 transactions with a total value of USD 203 billion. UBS improved its global market share of deal volumes to 4.6% in 2008 from 4.4% in 2007, and its rank went up from tenth to seventh. Key UBS transactions for fourth quarter 2008 include:
–	joint bookrunner on a EUR 1.2 billion and GBP 600 million three tranche issue for Verizon Wireless, the second consecutive transaction for Verizon where UBS acted as a joint bookrunner
–	joint bookrunner on a RMB 20.0 billion enterprise bond offering for the Ministry of Railways, China, UBS Securities’ first joint lead role for this client
–	joint bookrunner on a EUR 1.0 billion issue for Diageo Finance Plc, a global drinks business
–	joint lead arranger, joint bookrunner and administrative agent on the USD 4.0 billion bridge financing to support Eli Lilly’s acquisition of Imclone Systems. UBS also served as lead advisor to Eli Lilly on this acquisition

Business division and Corporate Center results
10 February 2009

Corporate Center

The Corporate Center recorded a pre-tax loss from continuing operations of CHF 3,610 million in fourth quarter 2008. This result compares with a pre-tax loss of CHF 7 million in third quarter, with the difference largely due to a transaction with the Swiss National Bank and the fair valuation impact of the mandatory convertible notes placed with the Swiss Confederation.

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Total operating income	(3,358)	215	301			1,029	3,562

Cash components	154	280	272	(45)	(43)	1,069	1,244

Share-based components[1]	9	2	0	350		7	121

Total personnel expenses	163	282	272	(42)	(40)	1,076	1,365

General and administrative expenses	430	274	346	57	24	1,299	1,306

Services (to) / from other business units	(559)	(512)	(538)	(9)	(4)	(2,066)	(2,070)

Depreciation of property and equipment	217	178	184	22	18	720	739

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[2]	252	222	264	14	(5)	1,029	1,340

Performance from continuing operations before tax	(3,610)	(7)	37			0	2,222

Performance from discontinued operations before tax	19	0	34		(44)	198	145

Business division performance before tax	(3,590)	(7)	71			198	2,367

Contribution from private equity / Industrial Holdings

Total operating income	(12)	(1)	3			22	689

Total operating expenses	(2)	(10)	10	80		54	163

Operating profit from continuing operations before tax	(11)	8	(7)		(57)	(32)	526

Profit from discontinued operations before tax	19	0	34		(44)	155	138

Additional information

BIS risk-weighted assets (CHF billion)[3]	8.8	12.0		(27)

Personnel (full-time equivalents)[4]	7,285	7,207	6,913	1	5

Personnel for Operational Corporate Center (full-time equivalents)	1,572	1,597	1,622	(2)	(3)

Personnel for ITI (full-time equivalents)	4,066	4,140	4,343	(2)	(6)

Personnel for Group Offshoring (full-time equivalents)	1,646	1,469	948	12	74

1 Additionally includes social security contributions and expenses related to alternative investment awards.  2 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.  3 BIS risk-weighted assets (RWA) are according to Basel II.  4 Personnel numbers exclude full-time equivalents from private equity (part of the Corporate Center): 1 for 4Q08, 4 for 3Q08, 3,843 for 4Q07.

Results: 4Q08 vs 3Q08

The Corporate Center recorded a pre-tax loss from continuing operations of CHF 3,610 million in fourth quarter 2008. This compares with a pre-tax loss of CHF 7 million in the prior quarter. The fourth quarter result for the Corporate Center was impacted by a net charge of CHF 3.5 billion, following the transaction between UBS and the Swiss National Bank (refer to the “Changes in 2008” section of this report for more information about the transaction) and the placement of mandatory convertible notes (MCNs) with the Swiss Confederation. This charge reflects the costs associated with the SNB transaction’s equity purchase option (partly offset by the year-end valuation of that option), and the impact of the contingent issuance of UBS shares in connection with the SNB transaction. The loss from the SNB transaction is reported in the Corporate Center as it benefits the whole bank and not just the Investment Bank. The transaction significantly reduces the uncertainty for UBS’s shareholders and clients and decreases the risks from these distressed positions. In management’s opinion, it is not possible to quantify the benefit for the business divisions and any loss allocation would therefore be arbitrary. Any gains and losses in future periods will be reported in the Corporate Center.
The net charge also includes the fair valuation impact of the issuance of the MCNs. The call component of the MCNs will be re-valued each quarter and UBS expects to record a corresponding fluctuation in the results of the Corporate Center. This fluctuation is subject to the development and expected volatility of UBS’s share price, and will continue until the conversion of the MCNs into UBS’s shares. At the 27 November 2008 extraordinary general meeting, shareholders approved for this purpose the creation of conditional capital in a maximum amount of 365 million shares.

Operating income

Total operating income decreased to negative CHF 3,358 million from positive CHF 215 million, largely driven by the above-mentioned SNB and MCN transactions. Another contributing factor was a loss which resulted from interest rate swaps in Group Treasury re-assigned onto a mark-to-market basis, partly offset by gains from favorable movements in foreign exchange markets and UBS’s sale of its stake in Bank of China.

Operating expenses

Total operating expenses increased 14%, or CHF 30 million, to CHF 252 million. Despite the overall increase in costs, personnel expenses decreased 42% to CHF 163 million following significantly lower bonus accruals in fourth quarter 2008. General and administrative expenses increased to CHF 430 million from CHF 274 million, mainly due to higher real estate restructuring provisions and higher advertising and sponsoring costs. Other businesses were charged CHF 559 million, an increase of CHF 47 million from third quarter and depreciation increased 22% to CHF 217 million, mainly due to Data Center restructuring provisions in IT Infrastructure (ITI).

Results: FY08 vs FY07

Pre-tax profit from continuing operations was CHF 0 million for full-year 2008, a decline from CHF 2,222 million in 2007. During this period, total operating income decreased 71% to CHF 1,029 million, largely a result of the above-mentioned SNB transaction and the fair valuation of the MCNs issued on 9 December 2008 as well as a decline in contributions from private equity of CHF 667 million. This was partly offset by the impact of an accounting gain of CHF 3,860 million related to the MCNs issued on 5 March 2008. In addition, total operating income for 2007 included a gain on UBS’s sale of its stake in Julius Baer in second quarter 2007. Total operating expenses declined 23% to CHF 1,029 million, mainly due to significantly reduced personnel expenses in Operational Corporate Center and ITI. Lower overall advertising and sponsoring costs in 2008, as well as reduced performance fees paid to the Investment Bank, also contributed to this decline in operating expenses.

Personnel

The Corporate Center had 7,285 employees on 31 December 2008, an increase of 1%, or 78 employees, from 30 September 2008. While an increase of 177 employees occurred in Group Offshoring in India and Poland mainly due to a structural transfer of 147 employees from the Investment Bank, this was partly offset by reduced staff levels in ITI and Operational Corporate Center due to efficiency gains.

Capital management, balance sheet,
liquidity management & off-balance sheet
Management report

Capital management, balance sheet,
liquidity management & off-balance sheet
10 February 2009

Capital management

Regulatory requirements

On 1 January 2008, UBS adopted the Basel II capital framework of the Basel Committee on Banking Supervision of the Bank for International Settlements (BIS). For credit risk, UBS applies the Advanced Internal Ratings Based (AIRB) approach under which risk weights are determined by reference to internal counterparty ratings and loss-given default estimates. For a subset of its credit portfolio, UBS applies the Standardized Approach (SA-BIS), based on external ratings. Non-counterparty-related assets (UBS premises, other properties, equipment, etc.) require capital underpinning according to prescribed regulatory risk weights. For most market risk positions, UBS derives its regulatory capital requirement from its internal Value at Risk (VaR) model. Capital charges for operational risk are determined according to the Advanced Measurement Approach (AMA). To allow for comparability, published risk-weighted assets (RWA) are determined according to the rules of the BIS Basel II framework. UBS’s regulatory capital requirements are based on the regulations of the Swiss Financial Market Supervisory Authority (FINMA; until 31 December 2008, Swiss Federal Banking Commission), which lead to higher risk-weighted assets compared with BIS guidelines.

Developments

As publicly announced, FINMA enhanced in fourth quarter 2008 the capital requirements under Basel II, Pillar 2, for UBS and Credit Suisse. The new regulatory measures will have to be implemented progressively until full applicability on 1 January 2013. First, FINMA will increase the capital buffer (the regulatory excess capital expected to be held over and above the regulatory minimum requirement) from previously 20% to 50-100% over the cycle. At the same time, FINMA will allow for enlarged recognition of hybrid capital.

Second, FINMA will introduce a minimum leverage ratio, defining the minimum amount of tier 1 capital required for a given balance sheet size. For this calculation, the IFRS balance sheet is adjusted for a number of factors: replacement values determined according to the rules of IFRS are substituted by the corresponding values under Swiss Generally Accepted Accounting Principles (Swiss GAAP), allowing for increased recognition of netting benefits, similar to US GAAP. Moreover, the Swiss loan book, certain cash and balances with central banks and specified reverse repurchase agreements where the repurchase price is payable in Swiss francs will be excluded from the balance sheet. Furthermore, a number of adjustments will be made to avoid double-counting of assets that are already deducted from tier 1 capital, most notably goodwill and intangible assets. FINMA will require a minimum leverage ratio of 3% on Group level, with an expectation that the ratio will be well above the minimum requirements in normal times. The table below shows the calculation of the FINMA consolidated leverage ratio as of 31 December 2008.

In January 2009, the Basel Committee on Banking Supervision issued consultative documents on proposed revisions to the Basel II market risk framework. Broadly, the committee aims at addressing perceived shortcomings of the current Value at Risk (VaR) framework, most notably by enhancing capital requirements to incorporate effects of “stressed VaR” and by introducing new capital charges for price risks that are incremental to any default and event risks already captured by VaR models used by banks. In addition, the Basel Committee also plans to update – for regulatory capital purposes – the prudent valuation guidance for illiquid positions accounted for at fair value. It is envisaged that revised requirements have to be implemented by 1 January 2011. In addition, the Basel Committee on Banking Supervision issued in January 2009 a consultative document on further enhancements to the Basel II framework, with revised requirements for securitization exposures, and, in particular, higher risk weights for re-securitization positions.

FINMA adjusted assets for leverage ratio calculation
CHF billion, except where indicated	Average 4Q08

Total assets (IFRS) prior to deductions	2,212

Less: difference between IFRS and Swiss GAAP positive replacement values[1]	(656)

Less: loans to Swiss clients (excluding banks)	(165)

Less: cash and balances with central banks	(27)

Less: other[2]	(23)

Total adjusted assets	1,341

FINMA consolidated leverage ratio (%)	2.58

1 Netting difference disclosed in “Off-balance sheet” section.  2 Refer to the “Capital components” table on page 56 of this report for more information on deductions of assets from tier 1 capital.

Capital ratios

On 31 December 2008, UBS’s BIS tier 1 capital ratio stood at 11.5% and its BIS total capital ratio was 15.5%, up from 11.0% and 15.0% respectively on 30 September 2008. During the fourth quarter, RWA decreased CHF 30.2 billion, or 9.1%, to CHF 302.3 billion, the BIS tier 1 capital declined CHF 2.0 billion to CHF 34.6 billion, and the BIS total capital decreased by CHF 3.2 billion to CHF 46.8 billion.

Capital requirements

Total RWA decreased to CHF 302.3 billion on 31 December 2008 from CHF 332.5 billion on 30 September 2008. Figures by component are as follows:

Credit risk

RWA for credit risk dropped to CHF 222.6 billion on 31 December 2008 from CHF 248.7 billion on 30 September 2008. The reduction was primarily related to the transfer of assets to the SNB fund and to reduced collateral trading exposures. Refer to the “Risk management and control” section of this report for more information about credit risk.

Non-counterparty-related assets

RWA for non-counterparty-related assets decreased in the fourth quarter, falling by CHF 0.5 billion to CHF 7.4 billion on 31 December 2008.

Market risk

In the fourth quarter, RWA for market risk decreased CHF 3.1 billion to CHF 27.6 billion on 31 December 2008, due to lower regulatory VaR, mainly driven by an overall reduction in credit spread exposures. Refer to the “Risk management and control” section of this report for more information about market risk.

Operational risk

The Basel II capital requirement for operational risk amounted to RWA of CHF 44.7 billion on 31 December 2008, down from CHF 45.1 billion on 30 September 2008. The decrease was primarily due to updates of internal historical loss data. Refer to the “Risk management and control” section of this report for more information about operational risk.

Eligible capital

In order to determine eligible tier 1 and total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and shown on UBS’s balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

Capital adequacy
	Basel II			Basel I
CHF million, except where indicated	31.12.08	30.9.08	[1]	31.12.07

BIS tier 1 capital	34,628	36,586		34,101

of which: hybrid tier 1 capital	7,393	7,819		6,387

BIS total capital	46,788	49,999		45,797

BIS tier 1 capital ratio (%)	11.5	11.0	[2]	9.1

BIS total capital ratio (%)	15.5	15.0	[2]	12.2

Total BIS risk-weighted assets	302,273	332,451		374,421

1 Eligible capital and capital ratios were restated following a change in the calculation methodology for own credit, refer to note 10 of this report for additional details.  2 Reflects the capital ratios according to Basel II data only and does not include the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements.

Segmentation of required capital
	Basel II		Basel I
CHF million	31.12.08	30.9.08	31.12.07

BIS risk-weighted assets (RWA)

Credit risk[1]	222,563	248,728	323,345

Non-counterparty related risk	7,411	7,886	8,966

Market risk	27,614	30,715	42,110

Operational risk	44,685	45,122	N/A

Total BIS risk-weighted assets	302,273	332,451	374,421

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

Capital management, balance sheet,
liquidity management & off-balance sheet
10 February 2009

Capital components
	Basel II		Basel I
CHF million	31.12.08	30.9.08 [1]	31.12.07

Core capital prior to deductions	50,285	56,268	51,437

of which: paid-in share capital	293	293	207

of which: share premium, retained earnings, currency translation differences and other elements	42,599	48,155	44,842

of which: non-innovative capital instruments	1,810	1,918	340

of which: innovative capital instruments	5,583	5,901	6,047

Less: treasury shares / deduction for own shares[2]	(1,488)[3]	(4,396)[3]	(4,133)

Less: goodwill & intangible assets	(12,950)	(14,204)	(13,203)[4]

Less: other Basel II deductions[5]	(1,220)	(1,081)

Total eligible tier 1 capital	34,628	36,586	34,101

Upper tier 2 capital	1,090	1,155	301

Lower tier 2 capital	12,290	13,340	13,770

Less: Basel I deductions[6]	–	–	(2,375)

Less: other Basel II deductions[5]	(1,220)	(1,081)

Total eligible capital	46,788	49,999	45,797

1 Eligible capital and capital ratios were restated following a change in the calculation methodology for own credit, refer to note 10 of this report for additional details.  2 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.  3 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with FINMA.  4 Includes under Basel I only goodwill and the portion of intangible assets exceeding 4% of tier 1 capital.  5 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for AIRB); expected loss for equities (simple risk weight method); first loss positions from securitization exposures.  6 Consists of the net long position of non-consolidated participations in the finance sector and first loss positions from securitization exposures.

Tier 1 capital

Tier 1 capital was CHF 34.6 billion on 31 December 2008, a decline from CHF 36.6 billion on 30 September 2008, due primarily to losses of CHF 8.1 billion incurred in the fourth quarter, partially offset by the CHF 6.0 billion proceeds from the MCNs placed with the Swiss Confederation.

Tier 2 capital

UBS accounts for CHF 1.1 billion of additional upper tier 2 capital, mainly from general provisions in excess of expected losses. Lower tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. Due to changes in foreign exchange rates, lower tier 2 capital decreased to CHF 12.3 billion on 31 December 2008 from CHF 13.3 billion on 30 September 2008.

UBS share count

Total UBS shares issued on 31 December 2008 were 2,932,580,549, an increase of 6,336 shares from the prior quarter end. As of 31 December 2008, UBS had two outstanding MCNs, one in the face amount of CHF 13 billion and the other CHF 6 billion. Upon their conversion or settlement, these MCNs are expected to lead to the issuance of 270,438,942 and a maximum of 329,447,681 new shares out of conditional capital respectively (refer to note 8 of this report for more information). A further 150,094,711 new shares, to be issued out of conditional capital, were available on 31 December 2008 in order to settle employee options at exercise.

Treasury shares

UBS shares are primarily held to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. The total number of UBS shares held as treasury shares on 31 December 2008 was 61,903,121, a reduction of 33,176,716 shares compared with 30 September 2008. This is largely due to a reduction of shares held as hedges against delivery obligations from employee participation plans, as well as share deliveries under employee share plans carried out in fourth quarter 2008.

Equity attribution framework

UBS’s equity attribution framework aims to reflect the firm’s overarching objectives of maintaining a strong capital base and guiding each business towards activities with the best balance between profit potential, risk and capital usage. The design of the framework enables UBS to calculate and assess return on attributed equity (RoaE) in each of its businesses and integrates group-wide capital management activities with those at business division and business unit levels.

In fourth quarter 2008, the average equity attributed to Global Wealth Management & Business Banking increased CHF 1 billion. The increase mainly reflects actual and projected increases in capital needs for operational risk in Wealth Management US. In Business Banking Switzerland and in Wealth Management International & Switzerland, the average attributed equity increased only slightly. Attributed eq-

uity for the Investment Bank and Global Asset Management was unchanged from average third quarter 2008 levels.

The table below shows that a total of CHF 47.0 billion of average equity was attributed to UBS’s operating businesses (Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank) in fourth quarter 2008. UBS equity attributable to shareholders averaged CHF 40.3 billion during this period. This resulted in a deficit of CHF 6.7 billion in the Corporate Center. The change from a slight surplus in third quarter to a fourth quarter deficit resulted primarily from two factors. First, equity was reduced due to the losses in the Investment Bank. Second, equity was reduced due to the negative impacts of the MCNs placed with the Swiss Confederation. These two effects were only partially offset by profits in Global Wealth Management & Business Banking and Global Asset Management.

The Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to each business. Refer to the respective sections of this report for further information regarding the impact of interest income on the operating income of the business divisions and business units. Return on attributed equity (RoaE) for the individual business divisions and business units is disclosed in the respective sections of this report.

Average equity attributed
	Average	Average	% change from	change from
CHF billion	4Q08	3Q08	3Q08	3Q08

Wealth Management International & Switzerland	6.0	5.9	1	0.1

Wealth Management US	8.3	7.6	10	0.8

Business Banking Switzerland	3.7	3.5	5	0.2

Global Wealth Management & Business Banking	18.0	17.0	6	1.0

Global Asset Management	3.0	3.0	0	0.0

Investment Bank	26.0	26.0	0	0.0

Corporate Center	(6.7)	0.2

UBS total	40.3	46.2	(13)	(5.9)

Capital management, balance sheet,
liquidity management & off-balance sheet
10 February 2009

Balance sheet

Asset Development

31.12.08 vs 30.9.08 and 31.12.07

UBS continued its deliberate balance sheet reductions during fourth quarter 2008 and reduced significantly its trading portfolio and collateral trading assets by a further CHF 269 billion (mainly in the Investment Bank). These large reductions were, however, masked by a significant rise in replacement values (increasing to a similar extent on both sides of the balance sheet), as market movements drove up positive replacement values 51%, or CHF 290 billion in fourth quarter alone, to reach CHF 854 billion at year-end 2008.
As a result, UBS’s total assets increased marginally in the fourth quarter, by CHF 19 billion, to stand at CHF 2,016 billion on 31 December 2008. This represents a drop of CHF 259 billion from CHF 2,275 billion on 31 December 2007. Excluding positive replacement values, UBS’s total assets dropped in the fourth quarter by CHF 272 billion and by CHF 686 billion for the year.
Currency effects in fourth quarter 2008 – a strengthening of the Swiss franc against the British pound, US dollar and Euro – deflated the balance sheet excluding positive replacement values by CHF 51 billion, implying an underlying reduction of effectively CHF 220 billion.
The trading portfolio is the main driver for balance sheet reduction when compared with year-end 2007, dropping by CHF 462 billion, or by CHF 445 billion when adjusted for currency effects. In addition, UBS reduced its collateral trading volumes by CHF 236 billion, or by CHF 203 billion when adjusted for currency effects.
While the Investment Bank continued to significantly pare back its balance sheet assets excluding positive replacement values by CHF 253 billion in the fourth quarter, and by CHF 664 billion since year-end 2007, the positions of Global Wealth Management & Business Banking (CHF 291 billion)

and Global Asset Management (CHF 25 billion) remained relatively stable compared with both 30 September 2008 and year-end 2007.

Lending and borrowing

Lending

Cash and balances with central banks increased CHF 17 billion compared with 30 September 2008 and stood at CHF 33 billion on 31 December 2008. Due from banks decreased by CHF 6 billion in fourth quarter, largely due to the variability of interbank placements (fixed term and current accounts), and partially offset by increased variation margin deposited for derivative instruments. Loans to customers decreased to CHF 340 billion on 31 December 2008, a drop of CHF 6 billion since 30 September 2008. The fourth quarter decreases stemmed mainly from UBS’s prime brokerage business in the Investment Bank and to a lesser extent from lower lombard lending in Global Wealth Management & Business Banking, partially offset by the reclassification of trading assets to loans.

Borrowing

The reduction of the Investment Bank’s assets (excluding positive replacement values) led to lower unsecured borrowing needs. Financial liabilities designated at fair value stood at CHF 102 billion on 31 December 2008, a drop of CHF 33 billion from 30 September 2008. In particular the mark-to-market value of equity-linked notes dropped as major stock indices fell. Long-term debt rose by CHF 3 billion to CHF 86 billion at 31 December 2008. The CHF 6 billion mandatory convertible notes placed with the Swiss Confederation and around CHF 2 billion of mortgage bonds being issued via the Swiss Mortgage Bond Bank outweighed currency-related declines and maturing senior straight bonds. Money market paper issuance volume at CHF 112 billion remained stable, despite the general difficulties experienced in the US commercial paper market in particular during fourth quarter 2008. Customer deposits (due to customers) amounted to CHF 475 billion on 31 December 2008, a decrease of CHF 45 billion during the fourth quarter, or CHF 22 billion on a currency-adjusted basis. CHF 16 billion of the currency-adjusted drop occurred in the Investment Bank, predominantly from prime brokerage clients and to a lesser extent on fixed-term deposits. Global Wealth Management & Business Banking client deposits declined slightly (CHF 7 billion on a currency-adjusted basis) and recorded in the last two months of the fourth quarter slight net inflows in savings and personal accounts. Due to banks was net CHF 126 billion on 31 De-

cember 2008, down CHF 9 billion from 30 September 2008. The quarterly decrease was driven by the firm’s central funding entity, the Investment Bank’s foreign exchange and money market desk, partially offset by increased margin calls.

Repurchase/reverse repurchase agreements and
securities borrowing/lending

The amount of cash lent out on a secured basis (through the receipt of securities in return) via securities borrowed and reverse repurchase agreements declined by CHF 124 billion during the fourth quarter, almost entirely in the Investment Bank, to stand at CHF 348 billion on 31 December 2008. As part of the Investment Bank’s overall balance sheet reduction, a portion of this largely offsetting (“matched book”) secured funding and lending activity was pared back. Additionally, a significant amount of trading portfolio assets are funded via repurchase agreements, so the decrease in trading portfolio assets also contributed to the fourth-quarter drop in repurchase agreements. These reductions are reflected on the liability side of the balance sheet, where repurchase agreements and securities lent against cash collateral declined by another CHF 104 billion during the fourth quarter, standing at CHF 117 billion on 31 December 2008. The Investment Bank covers its trading short positions (liabilities) by borrowing the necessary securities against the provision of cash collateral via reverse repurchase agreements and securities borrowed transactions. The drop in trading liabilities by CHF 40 billion during the fourth quarter therefore contributed an equivalent reduction of reverse repurchase agreements and securities borrowed on the asset side of the balance sheet.

Trading portfolio

Significant reductions were again achieved in the trading portfolio, which fell by CHF 145 billion during fourth quarter 2008, or CHF 133 billion on a currency-adjusted basis, bringing the trading portfolio down to CHF 312 billion at the end of fourth quarter. Reductions occurred across all trading products, with debt instruments declining CHF 92 billion during fourth quarter 2008, equity instruments falling by CHF 39 billion, traded loans by CHF 9 billion and precious metals by CHF 5 billion. The majority of the decrease was related to the Investment Bank’s overall balance sheet reductions and included the initial USD 16.4 billion asset transfer of illiquid assets to the Swiss National Bank StabFund in December and approximately CHF 21 billion of reclassified trading assets to loans. The reduction in equities inventories was mainly driven by lower stock market valuations.

Replacement values

The positive and negative replacement values (RVs) of derivative instruments developed in parallel, showing continued strong increases during fourth quarter 2008 exceeding the increases seen in third quarter 2008. Positive RVs grew by CHF 290 billion to CHF 854 billion in fourth quarter 2008, while negative RVs of derivative instruments increased by CHF 278 billion to CHF 852 billion. In both cases, the increases were largely driven by movements in currencies, interest rate and credit spreads. Increases occurred mainly within interest rate contracts, which grew by CHF 205 billion, followed by foreign exchange contracts with CHF 54 billion and credit derivative contracts with CHF 47 billion.

Shareholders’ equity

On 31 December 2008, equity attributable to UBS shareholders was CHF 34.1 billion, representing a decrease of CHF 12.3 billion compared with 30 September 2008.
The decline in the fourth quarter reflects mainly the net loss attributable to UBS shareholders of CHF 8.1 billion and a reduction in share premium of CHF 5.4 billion. Remaining movements are mainly attributable to treasury shares and share-based compensation. The share premium decline resulted mainly from the negative impact of the MCNs placed with the Swiss Confederation in December of CHF 3.6 billion and the realized losses on treasury shares and warrant activities of CHF 2.0 billion (refer to note 14 of this report for more information on the MCNs).

Balance sheet trend

Capital management, balance sheet,
liquidity management & off-balance sheet
10 February 2009

Liquidity management

UBS defines liquidity as the ability to meet obligations as they come due and to provide funds for increases in assets without incurring unacceptable costs.

Market liquidity overview: fourth quarter 2008

The financial and credit market crisis continued to gain in intensity throughout fourth quarter 2008, spreading to the non-financial sector and unfolding into a broader economic crisis pointing towards a global recession. After the failure of one of the major US investment banks in mid-September, the tenor of the interbank lending market was dramatically reduced at the end of September and into October. Access to other term funding was also severely constrained, while credit spreads surged, and companies’ financing costs reached new heights. Many governments around the world took intensified actions to stabilize their financial systems and support their economies. These included implementing new policies to permit direct government investment in banks, loan and bank debt guarantees and provision of a large volume of additional liquidity to their financial systems via extraordinary financing facilities. Certain major banks became majority-owned by their governments, while several major countries announced that they would insure all domestic bank deposits and substantially increase the insurance protection for their bank debt, pressuring the deposits and debts of banks covered by weaker protection schemes. In the fourth quarter, the Swiss government announced a number of steps to support its banking system, including a strengthening of the country’s bank deposit insurance scheme and a willingness to guarantee interbank liabilities if and when deemed necessary. Throughout most of fourth quarter 2008, public bond market issuances were largely limited to banks whose debt was government-guaranteed.

Liquidity

UBS continuously tracks its liquidity position and asset and liability profile. This involves monitoring its contractual and behavioral maturity profiles, projecting and modeling its liquidity exposures under various stress scenarios and monitoring its secured funding capacity. The results are then factored into the overall contingency plans of UBS. In the early stages of the current market crisis, UBS increased both its modeling and monitoring frequency, and the projected severity of the scenarios it uses to assess and develop effective responses that mitigate potential liquidity exposures in a crisis scenario. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity being limited to a very narrow range of asset classes. Despite the severity of the current market crisis, the assumptions incorporated into UBS’s current stressed scenario analysis exceed the conditions that have thus far been experienced.

Since the onset of the financial crisis, UBS has undertaken a number of measures to safeguard its liquidity position. Combined with the broad diversity of its funding sources, its contingency planning processes and its global scope, these additional measures have proven extremely helpful in enabling UBS to maintain a balanced asset / liability profile, in spite of this extended period of unprecedented market dislocation. In particular, UBS was able to benefit from its substantial multi-currency portfolio of unencumbered high-quality short-term assets. The transaction with the SNB, which was announced in October, further bolsters UBS’s liquidity and funding position by reducing overall funding requirements.
While UBS, like many other major financial institutions, has experienced decreased access to wholesale term funding and a drop in client deposits during the current crisis, this has been counterbalanced by UBS’s continued deliberate balance sheet reductions – mostly in the Investment Bank – which have reduced UBS’s overall funding needs and helped generate liquidity through asset reductions.

Funding profile

UBS continues to maintain a balanced portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm’s business activities are the primary reasons for its funding stability. Funding is provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients. UBS’s domestic retail and global wealth management businesses are a valuable source of funding.

The overall composition of UBS’s funding sources, as illustrated in the graphs on the right side, has remained stable. In terms of currencies, the share of US dollar and Euro has increased slightly, to 48% and 22%, respectively, compared with third quarter 2008. The proportion of funding raised on a secured basis, primarily through repurchase agreements (and to a lesser extent through cash collateral received for securities lent), dropped to 11% from 19% during the fourth quarter primarily due to continued asset reductions. UBS’s unsecured funding remains well diversified. At the end of the fourth quarter, the proportion of UBS’s funding from savings and demand deposits was at 24%, up from 21% at the end of the third quarter. Long-term debt (including financial liabilities designated at fair value) accounted for 19% of its funding sources, similar to the third quarter (18%), while the proportion of money market paper increased to 11%. Compared with the prior quarter-end, the proportion of funding from time deposits remained constant, at 17%, as did the relative share of short-term inter-bank borrowing, at 12%, and of fiduciary deposits, at 6%. UBS raised new long-term funds (excluding MCNs) in fourth quarter 2008 through the issuance of approximately CHF 9.1 billion of long-term debt and structured notes.
The programs that various major central banks had previously introduced and subsequently expanded to provide funding to depository institutions and primary dealers were maintained throughout the fourth quarter. It is expected that most of these programs will remain open at least through first quarter 2009.

UBS: funding by product type

UBS: funding by currency

Capital management, balance sheet,
liquidity management & off-balance sheet
10 February 2009

Off-balance sheet

Note 12 of this report discusses committed amounts of un-drawn irrevocable credit facilities, credit guarantees, performance guarantees, documentary credits and similar instruments, as well as commitments to acquire auction rate securities from clients. Refer to UBS’s 2008 annual report, which will be published on 19 March 2009, for further information on off-balance sheet items.

Derivative instruments
	31.12.08					30.9.08					31.12.07
					Notional					Notional					Notional
	Replacement values				values	Replacement values				values	Replacement values				values
CHF billion	Positive		Negative			Positive		Negative			Positive		Negative

Derivative instruments[1]

Interest rate contracts	375		368		36,571	170		175		38,855	164		162		33,466

Credit derivative contracts	197		185		3,654	149		144		4,574	105		106		5,361

Foreign exchange contracts	222		229		6,006	168		170		8,423	98		99		7,718

Equity / index contracts	35		46		557	50		59		884	40		55		848

Precious metals contracts	6		6		108	6		6		213	6		7		147

Commodity contracts, excluding precious metals contracts	19		18		227	21		20		669	14		14		488

Total	854	[2]	852	[3]	47,123	564	[2]	574	[3]	53,618	428	[2]	444	[3]	48,028

1 Replacement values based on IFRS netting. Refer to note 23 to the financial statements of UBS’s 2007 annual report.  2 The Swiss Financial Market Supervisory Authority (FINMA) allows to net, for calculation of adjusted leverage ratio, positive replacement values to CHF 202 billion on 31 December 2008, CHF 174 billion on 30 September 2008 and CHF 136 billion on 31 December 2007.  3 The FINMA allows to net, for calculation of adjusted leverage ratio, negative replacement values to CHF 200 billion on 31 December 2008, CHF 184 billion on 30 September 2008 and CHF 151 billion on 31 December 2007.

Financial information

            (unaudited)

Financial information (unaudited)
10 February 2009

Financial information (unaudited)

Income statement

		Quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Continuing operations

Interest income	3	11,745	16,393	25,820	(28)	(55)	65,890	109,112

Interest expense	3	(9,879)	(14,971)	(24,283)	(34)	(59)	(59,687)	(103,775)

Net interest income	3	1,866	1,422	1,537	31	21	6,203	5,337

Credit loss (expense) / recovery		(2,310)	(357)	(238)	547	871	(2,996)	(238)

Net interest income after credit loss expense		(444)	1,065	1,299			3,207	5,099

Net fee and commission income	4	4,784	5,709	7,727	(16)	(38)	22,929	30,634

Net trading income	3	(8,779)	(1,509)	(13,915)	(482)	37	(25,474)	(8,353)

Other income	5	359	292	757	23	(53)	884	4,341

Total operating income		(4,079)	5,556	(4,132)		1	1,545	31,721

Personnel expenses	6	2,378	3,997	6,284	(41)	(62)	16,262	25,515

General and administrative expenses	7	2,806	1,702	2,258	65	24	9,581	8,429

Depreciation of property and equipment		395	288	310	37	27	1,241	1,243

Impairment of goodwill		0	0	0			341	0

Amortization of intangible assets		66	50	66	32	0	213	276

Total operating expenses		5,645	6,036	8,918	(6)	(37)	27,638	35,463

Operating profit from continuing operations before tax		(9,724)	(480)	(13,050)		25	(26,092)	(3,742)

Tax expense		(1,727)	(913)	(162)	(89)	(966)	(6,766)	1,369

Net profit from continuing operations		(7,997)	433	(12,888)		38	(19,327)	(5,111)

Discontinued operations

Profit from discontinued operations before tax		19	0	34		(44)	198	145

Tax expense		0	0	2		(100)	1	(258)

Net profit from discontinued operations		19	0	32		(41)	198	403

Net profit		(7,978)	433	(12,856)		38	(19,129)	(4,708)

Net profit attributable to minority interests		123	137	111	(10)	11	568	539

from continuing operations		123	136	111	(10)	11	520	539

from discontinued operations		0	1	0	(100)		48	0

Net profit attributable to UBS shareholders		(8,100)	296	(12,967)		38	(19,697)	(5,247)

from continuing operations		(8,119)	297	(12,999)		38	(19,847)	(5,650)

from discontinued operations		19	(1)	32		(41)	150	403

Earnings per share

Basic earnings per share (CHF)	8	(2.55)	0.10	(6.03)		58	(7.11)	(2.42)

from continuing operations		(2.56)	0.10	(6.04)		58	(7.17)	(2.61)

from discontinued operations		0.01	0.00	0.01		0	0.05	0.19

Diluted earnings per share (CHF)	8	(2.55)	0.09	(6.03)		58	(7.12)	(2.43)

from continuing operations		(2.56)	0.09	(6.04)		58	(7.17)	(2.61)

from discontinued operations		0.01	0.00	0.01		0	0.05	0.19

Balance sheet

				% change from
CHF million	31.12.08	30.9.08	31.12.07	31.12.07

Assets

Cash and balances with central banks	32,744	16,239	18,793	74

Due from banks	64,451	70,182	60,907	6

Cash collateral on securities borrowed	122,897	127,386	207,063	(41)

Reverse repurchase agreements	224,648	344,629	376,928	(40)

Trading portfolio assets	271,838	372,549	660,182	(59)

Trading portfolio assets pledged as collateral	40,216	84,199	114,190	(65)

Positive replacement values	854,475	564,099	428,217	100

Financial assets designated at fair value	12,882	13,211	11,765	9

Loans	340,308	346,267	335,864	1

Financial investments available-for-sale	5,248	4,187	4,966	6

Accrued income and prepaid expenses	6,141	8,897	11,953	(49)

Investments in associates	892	1,352	1,979	(55)

Property and equipment	6,706	7,173	7,234	(7)

Goodwill and intangible assets	12,935	14,189	14,538	(11)

Other assets	19,170	22,160	20,312	(6)

Total assets	2,015,549	1,996,719	2,274,891	(11)

Liabilities

Due to banks	125,628	134,932	145,762	(14)

Cash collateral on securities lent	14,063	21,892	31,621	(56)

Repurchase agreements	102,561	198,924	305,887	(66)

Trading portfolio liabilities	62,431	102,762	164,788	(62)

Negative replacement values	851,834	574,125	443,539	92

Financial liabilities designated at fair value	101,546	134,783	191,853	(47)

Due to customers	474,774	520,031	641,892	(26)

Accrued expenses and deferred income	10,196	14,327	22,150	(54)

Debt issued	197,254	193,075	222,077	(11)

Other liabilities	33,146	47,008	61,496	(46)

Total liabilities	1,973,433	1,941,859	2,231,065	(12)

Equity

Share capital	293	293	207	42

Share premium	25,374	30,809	12,433	104

Net income recognized directly in equity, net of tax	(4,471)	(3,532)	(1,161)	(285)

Revaluation reserve from step acquisitions, net of tax	38	38	38	0

Retained earnings	16,082	24,182	35,795	(55)

Equity classified as obligation to purchase own shares	(46)	(97)	(74)	38

Treasury shares	(3,156)	(5,281)	(10,363)	70

Equity attributable to UBS shareholders	34,114	46,412	36,875	(7)

Equity attributable to minority interests	8,002	8,448	6,951	15

Total equity	42,116	54,860	43,826	(4)

Total liabilities and equity	2,015,549	1,996,719	2,274,891	(11)

Financial information (unaudited)
10 February 2009

Statement of changes in equity

	For the year ended
CHF million	31.12.08	31.12.07

Share capital

Balance at the beginning of the year	207	211

Issue of share capital	86	0

Cancellation of second trading line treasury shares	0	(4)

Balance at the end of the year	293	207

Share premium

Balance at the beginning of the year	8,884	9,870

Change in accounting policy	3,549	2,770

Premium on shares issued and warrants exercised	20,003	12

Net premium / (discount) on treasury share and own equity derivative activity	(4,502)	(560)

Employee share and share option plans	(1,961)	898

Tax benefits from deferred compensation awards	(176)	(557)

Transaction costs related to share issuances, net of tax	(423)	0

Balance at the end of the year attributable to UBS shareholders	25,374	12,433

Balance at the end of the year attributable to minority interests	417	556

Balance at the end of the year	25,791	12,989

Net income recognized directly in equity, net of tax

Foreign currency translation

Balance at the beginning of the year	(2,627)	(1,618)

Change in accounting policy	27	4

Movements during the year	(3,901)	(986)

Subtotal – balance at the end of the year attributable to UBS shareholders	(6,501)	(2,600)

Balance at the end of the year attributable to minority interests	(1,095)	(480)

Subtotal – balance at the end of the year	(7,596)	(3,080)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax

Balance at the beginning of the year	1,471	2,876

Net unrealized gains / (losses) on financial investments available-for-sale	(648)	1,213

Impairment charges reclassified to the income statement	42	14

Realized gains reclassified to the income statement	(524)	(2,638)

Realized losses reclassified to the income statement	6	6

Subtotal – balance at the end of the year attributable to UBS shareholders	347	1,471

Balance at the end of the year attributable to minority interests	2	32

Subtotal – balance at the end of the year	349	1,503

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(32)	(443)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	1,836	239

Net realized (gains) / losses reclassified to the income statement	(121)	172

Subtotal – balance at the end of the year attributable to UBS shareholders	1,683	(32)

Balance at the end of the year attributable to minority interests	0	0

Subtotal – balance at the end of the year	1,683	(32)

Net income recognized directly in equity, net of tax – attributable to UBS shareholders	(4,471)	(1,161)

Net income recognized directly in equity – attributable to minority interests	(1,093)	(448)

Balance at the end of the year	(5,564)	(1,609)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the year	38	38

Movements during the year	0	0

Balance at the end of the year attributable to UBS shareholders	38	38

Statement of changes in equity (continued)

	For the year ended
CHF million	31.12.08	31.12.07

Retained earnings

Balance at the beginning of the year	38,081	49,151

Change in accounting policy	(2,286)	(1,423)

Net profit attributable to UBS shareholders for the year	(19,697)	(5,247)

Dividends paid	(16)	(4,275)

Cancellation of second trading line treasury shares	0	(2,411)

Balance at the end of the year attributable to UBS shareholders	16,082	35,795

Balance at the end of the year attributable to minority interests	234	16

Balance at the end of the year	16,316	35,811

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(74)	(185)

Movements during the year	28	111

Balance at the end of the year attributable to UBS shareholders	(46)	(74)

Treasury shares

Balance at the beginning of the year	(10,363)	(10,214)

Acquisitions	(367)	(7,169)

Disposals	7,574	4,605

Cancellation of second trading line treasury shares	0	2,415

Balance at the end of the year attributable to UBS shareholders	(3,156)	(10,363)

Minority interests – preferred securities	8,444	6,827

Total equity attributable to UBS shareholders	34,114	36,875

Total equity attributable to minority interests	8,002	6,951

Total equity	42,116	43,826

Additional information: Equity attributable to minority interests
	For the year ended
CHF million	31.12.08	31.12.07

Balance at the beginning of the year	6,951	6,089

Issuance of preferred securities	1,618	996

Other increases	12	101

Decreases and dividend payments	(532)	(502)

Foreign currency translation	(615)	(272)

Minority interest in net profit	568	539

Balance at the end of the year	8,002	6,951

Statement of recognized income and expense

For the year ended	31.12.08			31.12.07
	Attributable to			Attributable to
	UBS	Minority		UBS	Minority
CHF million	shareholders	interests	Total	shareholders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(1,465)	(30)	(1,495)	(1,825)	2	(1,823)

Changes in fair value of derivative instruments designated as cash flow hedges, before tax	2,236		2,236	541		541

Foreign currency translation	(3,884)	(615)	(4,499)	(1,025)	(272)	(1,297)

Tax on items transferred to / (from) equity	(196)		(196)	329		329

Net income recognized directly in equity, net of tax	(3,309)	(645)	(3,954)	(1,980)	(270)	(2,250)

Net income recognized in the income statement	(19,697)	568	(19,129)	(5,247)	539	(4,708)

Total recognized income and expense	(23,006)	(77)	(23,083)	(7,227)	269	(6,958)

Financial information (unaudited)
10 February 2009

Notes (unaudited)

Note 1 Basis of accounting

UBS AG’s (UBS) consolidated financial information (financial information) is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). The interim Financial Information is unaudited. In preparing the interim financial information, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2007 and for the year then ended except for the changes set out below. This fourth quarter interim financial information should be read in conjunction with the audited Financial Statements included in the UBS Annual Report 2007. It is not fully in accordance with IAS 34 Interim Financial Reporting. It does not include a cash flow statement and certain explanatory notes, which will be included in UBS’s annual report for 2008, to be published on 19 March 2009. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods have been made.
For fair value measurements applied at 31 December 2008, UBS provides complementary information note 10 of this report and UBS’s annual report for 2008, to be published on 19 March 2009.

IFRS 2 Share-based Payment: Vesting Conditions and Cancellations

On 1 January 2008, UBS adopted an amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations and fully restated the two comparative prior years. The amended standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions.
The amended standard no longer considers vesting conditions to include certain non-compete provisions.
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Additional compensation expense of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively. The implementation of the amended IFRS 2 resulted in the following increases of compensation expenses previously reported in the quarterly Financial Statements 2007: CHF 280 million, CHF 124 million, CHF 79 million and CHF 314 million for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as of 31 December 2007 was a decrease of CHF 366 million. Retained earnings at 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) increased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share as follows: CHF 0.12, CHF 0.03, CHF 0.01 and CHF 0.24 for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively. In order to provide comparative information, these amounts also reflect the retrospective adjustments to shares outstanding in 2007 due to the capital increase and the share dividend paid in 2008.
The additional compensation expense is attributable to the acceleration of expense related to share-based awards as well as for certain alternative investment vehicle awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the amended standard.

Changes to segment reporting

UBS has continuously reduced its private equity business in Industrial Holdings over the last three years. The business no longer includes consolidated industrial private equity investments.
Starting first quarter 2008, UBS is reporting the remaining activities from this business, mainly financial investments available-for-sale, under the Corporate Center.

Note 1 Basis of accounting (continued)

Recognition of a defined benefit asset for
the Swiss pension plan

In third quarter 2008, UBS concluded that it meets the requirements in IAS 19 Employee Benefits to recognize a defined benefit asset associated with its Swiss pension plan. Prior to this, it had been UBS policy to only disclose this amount in the Note “Pension and Other Post-Retirement Benefit Plans” of UBS’s annual report for 2007. UBS concluded that recognition of an asset should also consider unrecognized net actuarial losses and past service cost as permitted by IAS 19 as this results in a better reflection of the corridor approach.
UBS has considered this a change in accounting policy to be applied retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The change in accounting policy resulted in the following effects on the balance sheets for 1 January 2007, 31 December 2007, 30 September 2008 and 31 December 2008: an increase of approximately CHF 2.1 billion in Other assets, an increase of approximately CHF 0.5 billion in Deferred tax liabilities and an increase of approximately
CHF 1.6 billion in Retained earnings. There was no material impact to the income statements or earnings per share for these periods.

Reclassifications of financial instruments

In October 2008, the IASB published certain amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures. Under certain circumstances, the amendments to IAS 39 permit financial assets to be reclassified out of the category “held for trading” (fair value through profit or loss) if UBS has the intent and ability to hold the financial asset for the foreseeable future or until maturity. Financial assets are permitted to be reclassified to the category “loans and receivables” carried at amortized cost less impairment or to the category “available-for-sale” carried at fair value through equity with impairment recognized in profit and loss.
In fourth quarter 2008, UBS reclassified certain financial assets that meet the criteria set forth in the amended standard. Refer to note 11 of this report for further information on assets subject to reclassification.

Financial information (unaudited)
10 February 2009

Note 2 Segment reporting

For the year ended 31 December 2008

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a business division on a reasonable basis. Transactions between business divisions are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments reflects UBS’s organization structure and management responsibilities. UBS’s businesses are organized on a worldwide basis into three business divisions and a Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The business divisions Investment Bank and Global Asset Management constitute one segment each. In total, UBS now reports five business segments and the Corporate Center. The Corporate Center includes all corporate functions and elimination items and is not considered a business segment.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Impairment of goodwill

Amortization of intangible assets

Total operating expenses

Performance from continuing operations before tax

Performance from discontinued operations before tax

Performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Note 2 Segment reporting

For the year ended 31 December 2007

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a business division on a reasonable basis. Transactions between business divisions are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments reflects UBS’s organization structure and management responsibilities. UBS’s businesses are organized on a worldwide basis into three business divisions and a Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The business divisions Investment Bank and Global Asset Management constitute one segment each. In addition, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports six business segments and the Corporate Center.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Total operating expenses

Performance from continuing operations before tax

Performance from discontinued operations before tax

Performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

UBS
Global Wealth Management &			Global Asset
Business Banking			Management	Investment Bank	Corporate Center
Wealth Management
International &	Wealth	Business Banking
Switzerland	Management US	Switzerland

10,819	5,959	5,024	2,904	(21,194)	1,029	4,541

(390)	(25)	(5)	0	(2,575)	0	(2,996)

10,429	5,933	5,019	2,904	(23,769)	1,029	1,545

3,112	3,891	2,376	926	4,882	1,076	16,262

1,084	2,348	1,018	434	3,399	1,299	9,581

1,581	238	(893)	150	990	(2,066)	0

97	94	70	29	231	720	1,241

0	0	0	0	341	0	341

38	60	0	33	83	0	213

5,911	6,631	2,570	1,572	9,925	1,029	27,638

4,518	(698)	2,449	1,333	(33,694)	0	(26,092)

					198	198

4,518	(698)	2,449	1,333	(33,694)	198	(25,894)

						(6,766)

						1

						(19,129)

UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management
International &	Wealth	Business Banking
Switzerland	Management US	Switzerland			Corporate Center	Industrial Holdings

12,893	6,662	5,286	4,094	(538)	2,873	689	31,959

(1)	(2)	31	0	(266)	0	0	(238)

12,892	6,660	5,317	4,094	(804)	2,873	689	31,721

3,873	4,551	2,584	1,856	11,286	1,334	31	25,515

1,064	976	1,138	559	3,386	1,298	8	8,429

1,531	314	(739)	153	811	(2,194)	124	0

95	79	67	53	210	739	0	1,243

19	66	0	19	172	0	0	276

6,582	5986	3,050	2,640	15,865	1,177	163	35,463

6,310	674	2,267	1,454	(16,669)	1,696	526	(3,742)

					7	138	145

6,310	674	2,267	1,454	(16,669)	1,703	664	(3,597)

							1,369

							(258)

							(4,708)

Financial information (unaudited)
10 February 2009

Note 3 Net interest and trading income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group’s trading businesses and the Investment Bank’s lending activities. Net income from interest margin businesses comprises interest income from the Group’s loan portfolio. Net income from treasury and other activities reflects all income from the Group’s centralized treasury function.

Net interest and trading income
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Net interest income	1,866	1,422	1,537	31	21	6,203	5,337

Net trading income	(8,779)	(1,509)	(13,915)	(482)	37	(25,474)	(8,353)

Total net interest and trading income	(6,913)	(88)	(12,378)		44	(19,271)	(3,016)

Breakdown by businesses
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Net income from trading businesses[1]	(4,892)	(1,896)	(14,420)	(158)	66	(26,485)	(10,658)

Net income from interest margin businesses	1,540	1,513	1,637	2	(6)	6,160	6,230

Net income from treasury activities and other	(3,561)	296	405			1,053	1,412

Total net interest and trading income	(6,913)	(88)	(12,378)		44	(19,271)	(3,016)

1 Includes lending activities of the Investment Bank.

Net interest income
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Interest income

Interest earned on loans and advances	4,991	5,074	6,360	(2)	(22)	20,424	21,263

Interest earned on securities borrowed and reverse repurchase agreements	2,306	5,977	10,753	(61)	(79)	22,521	48,274

Interest and dividend income from trading portfolio	4,288	5,165	8,603	(17)	(50)	22,397	39,101

Interest income on financial assets designated at fair value	134	104	76	29	76	404	298

Interest and dividend income from financial investments available-for-sale	26	73	28	(64)	(7)	145	176

Total	11,745	16,393	25,820	(28)	(55)	65,890	109,112

Interest expense

Interest on amounts due to banks and customers	3,244	4,539	6,921	(29)	(53)	18,150	29,318

Interest on securities lent and repurchase agreements	1,523	3,889	8,985	(61)	(83)	16,123	40,581

Interest and dividend expense from trading portfolio	1,481	2,323	3,144	(36)	(53)	9,162	15,812

Interest on financial liabilities designated at fair value	1,613	2,150	2,272	(25)	(29)	7,298	7,659

Interest on debt issued	2,018	2,071	2,961	(3)	(32)	8,954	10,405

Total	9,879	14,971	24,283	(34)	(59)	59,687	103,775

Net interest income	1,866	1,422	1,537	31	21	6,203	5,337

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Note 3 Net interest and trading income (continued)

Net trading income[1]
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Equities	(1,418)	1,928	1,751			4,694	9,048

Fixed income	(5,196)	(5,532)	(15,696)	6	67	(36,854)	(20,949)

Foreign exchange and other[2]	(2,164)	2,094	30			6,685	3,548

Net trading income	(8,779)	(1,509)	(13,915)	(482)	37	(25,474)	(8,353)

thereof net gains / (losses) from financial liabilities designated at fair value[3]	16,768	13,537	2,363	24	610	44,284	(3,779)

thereof net gains / (losses) from own credit changes of financial liabilities designated at fair value[4]	158	2,546	659	(94)	(76)	3,993	659

1 Refer to the “Net Interest and Trading Income” table on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).  2 Includes trading from money markets, currencies and commodities.  3 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.  4 Refer to note 10 of this report for further information.

Significant impacts on net trading income[1]
	Quarter ended 31.12.08		Quarter ended 30.9.08		Year ended 31.12.08		Year ended 31.12.07
	USD billion	CHF billion [2]	USD billion	CHF billion [2]	USD billion	CHF billion	USD billion	CHF billion

US sub-prime residential mortgage market	0.4	0.5	(0.4)	(0.4)	(8.1)	(8.2)	(14.6)	(16.6)

US Alt-A residential mortgage market	0.0	0.0	(0.7)	(0.8)	(7.4)	(7.6)	(2.0)	(2.3)

US prime residential mortgage market	0.0	0.0	(0.9)	(1.0)	(1.8)	(1.9)

Credit valuation adjustments for monoline credit protection	(2.0)	(2.3)	(1.0)	(1.1)	(7.6)	(8.2)	(0.8)	(0.9)

US commercial mortgage market	(0.2)	(0.3)	0.0	0.0	(0.3)	(0.3)

US reference linked notes (RLN)	(0.3)	(0.3)	(0.3)	(0.3)	(2.6)	(2.7)	(1.3)	(1.5)

Leveraged finance	(0.1)	(0.1)	(0.7)	(0.7)	(1.2)	(1.3)

US student loans	0.2	0.2	(0.4)	(0.4)	(1.6)	(1.6)

Subtotal	(1.9)	(2.2)	(4.4)	(4.8)	(30.6)	(31.9)	(18.7)[3]	(21.3)[3]

SNB Transaction / Mandatory convertible notes[4]		(4.2)				(0.3)

Total		(6.4)		(4.8)		(32.2)		(21.3)

1 The positions disclosed in this table are reflected in Net trading income of negative CHF 8,799 million and negative CHF 1,509 million for the quarters ended 31 December 2008 and 30 September 2008, respectively. Includes mainly positions (previously) considered risk concentrations (refer to the “Risk management and control” section of this report). Certain positions have been reclassified from “held for trading” to “loans and receivables” in fourth quarter 2008. Refer to note 11 of this report. Profit or loss resulting from these positions is included in net interest income and, if applicable, credit loss (expense) / recovery.  2 The exchange rates represent the average rates for 4Q08 (1 USD = 1.15 CHF) and for 3Q08 (1 USD = 1.09 CHF).  3 Includes only positions disclosed in note 3 to the financial statements of UBS’s annual report 2007.  4 Refer to notes 13 and 14 of this report for details.

Financial information (unaudited)
10 February 2009

Note 4 Net fee and commission income
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Equity underwriting fees	230	252	799	(9)	(71)	1,138	2,564

Debt underwriting fees	83	234	221	(65)	(62)	818	1,178

Total underwriting fees	313	486	1,020	(36)	(69)	1,957	3,742

M&A and corporate finance fees	353	446	775	(21)	(54)	1,662	2,768

Brokerage fees	1,861	2,039	2,484	(9)	(25)	8,355	10,281

Investment fund fees	1,166	1,388	1,876	(16)	(38)	5,583	7,422

Fiduciary fees	66	77	82	(14)	(20)	301	297

Custodian fees	267	295	360	(9)	(26)	1,198	1,367

Portfolio and other management and advisory fees	1,297	1,530	1,943	(15)	(33)	6,169	7,790

Insurance-related and other fees	4	96	112	(96)	(96)	317	423

Total securities trading and investment activity fees	5,327	6,357	8,652	(16)	(38)	25,540	34,090

Credit-related fees and commissions	70	73	60	(4)	17	273	279

Commission income from other services	233	255	260	(9)	(10)	1,010	1,017

Total fee and commission income	5,630	6,684	8,972	(16)	(37)	26,823	35,386

Brokerage fees paid	404	461	629	(12)	(36)	1,909	2,610

Other	442	515	616	(14)	(28)	1,984	2,142

Total fee and commission expense	846	976	1,245	(13)	(32)	3,894	4,752

Net fee and commission income	4,784	5,709	7,727	(16)	(38)	22,929	30,634

Note 5 Other income
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	1	27	(7)	(96)		8	(70)

Net gains from disposals of investments in associates	0	167	23	(100)	(100)	199	28

Share of net profits of associates	(27)	(24)	55	(13)		(6)	145

Total	(27)	170	71			201	103

Financial investments available-for-sale

Net gains from disposals	383	113	686	239	(44)	615	3,338 [1]

Impairment charges	(135)	(33)	(55)	(309)	(145)	(202)	(71)

Total	247	80	631	209	(61)	413	3,267

Net income from investments in property[2]	28	19	28	47	0	88	108

Net gains from investment properties[3]	(6)	(2)	9	(200)		0	31

Other income from Industrial Holdings	0	0	3		(100)	0	689

Other	117	25	15	368	680	183	143

Total other income	359	292	757	23	(53)	884	4,341

1 Included in the year ended 31 December 2007 is a pre-tax gain from UBS’s sale of its 20.7% stake in Julius Baer.  2 Includes net rent received from third parties and net operating expenses.  3 Includes unrealized and realized gains from investment properties at fair value.

In December 2008, UBS disposed of its equity stake in Bank of China through a placing of approximately 3.4 billion Bank of China Limited H-shares to institutional investors for a cash consideration of approximately CHF 887 million (HKD 6,519 million). UBS acquired the shares in 2005 in preparation for Bank of China’s IPO to the international market. The investment in Bank of China was accounted for as a financial investment available-for-sale. The disposal resulted in a net gain of approximately CHF 360 million recognized in fourth quarter 2008.

Note 6 Personnel expenses
	Quarter ended			% change from		Year ended
CHF million	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Salaries and bonuses	1,349	3,099	5,074	(56)	(73)	12,207	20,715

Contractors	102	105	160	(3)	(36)	423	630

Insurance and social security contributions	86	184	277	(53)	(69)	706	1,290

Contribution to retirement plans	208	234	241	(11)	(14)	926	922

Other personnel expenses	633	376	532	68	19	2,000	1,958

Total personnel expenses	2,378	3,997	6,284	(41)	(62)	16,262	25,515

Note 7 General and administrative expenses
	Quarter ended				% change from		Year ended
CHF million	31.12.08		30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Occupancy	397		374	409	6	(3)	1,516	1,569

Rent and maintenance of IT and other equipment	186		161	176	16	6	669	701

Telecommunications and postage	215		220	238	(2)	(10)	888	948

Administration	279		212	269	32	4	926	991

Marketing and public relations	94		87	153	8	(39)	408	585

Travel and entertainment	184		168	267	10	(31)	728	1,029

Professional fees	338		274	337	23	0	1,085	1,106

Outsourcing of IT and other services	267		254	327	5	(18)	1,029	1,233

Other	846	[1]	(47)	82		932	2,332	267

Total general and administrative expenses	2,806		1,702	2,258	65	24	9,581	8,429

1 Included in the quarter ended 31 December 2008 is an amount of CHF 545 million for the expected costs associated with the repurchase of auction rate securities from clients. Refer to note 15 of this report.

Financial information (unaudited)
10 February 2009

Note 8 Earnings per share (EPS) and shares outstanding
	Quarter ended			% change from		Year ended
	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(8,100)	296	(12,967)		38	(19,697)	(5,247)

from continuing operations	(8,119)	297	(12,999)		38	(19,847)	(5,650)

from discontinued operations	19	(1)	32		(41)	150	403

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(8,100)	296	(12,967)		38	(19,697)	(5,247)

Less: (Profit) / loss on equity derivative contracts	(6)	(7)	(13)	14	54	(29)	(16)

Net profit attributable to UBS shareholders for diluted EPS	(8,106)	289	(12,980)		38	(19,726)	(5,263)

from continuing operations	(8,125)	290	(13,012)		38	(19,876)	(5,666)

from discontinued operations	19	(1)	32		(41)	150	403

Weighted average shares outstanding

Weighted average shares outstanding	3,171,364,525	3,105,620,481	2,151,663,642	2	47	2,769,575,922	2,165,301,597

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[1]	2,273,325	32,023,242	1,497,416	(93)	52	1,257,095	1,467,326

Weighted average shares outstanding for diluted EPS	3,173,637,850	3,137,643,723	2,153,161,058	1	47	2,770,833,017	2,166,768,923

Earnings per share (CHF)

Basic	(2.55)	0.10	(6.03)		58	(7.11)	(2.42)

from continuing operations	(2.56)	0.10	(6.04)		58	(7.17)	(2.61)

from discontinued operations	0.01	0.00	0.01		0	0.05	0.19

Diluted	(2.55)	0.09	(6.03)		58	(7.12)	(2.43)

from continuing operations	(2.56)	0.09	(6.04)		58	(7.17)	(2.61)

from discontinued operations	0.01	0.00	0.01		0	0.05	0.19

	As of			% change from
	31.12.08	30.9.08	31.12.07	30.9.08	31.12.07

Shares outstanding

Ordinary shares issued	2,932,580,549	2,932,574,213	2,073,547,344	0	41

Treasury shares	61,903,121	95,079,837	158,105,524	(35)	(61)

Shares outstanding	2,870,677,428	2,837,494,376	1,915,441,820	1	50

Retrospective adjustments for stock dividend[2]			95,772,091		(100)

Retrospective adjustments for rights issue[3]			141,850,917		(100)

Mandatory convertible notes and exchangeable shares[4]	600,557,453	271,510,195	518,711	121

Shares outstanding for EPS	3,471,234,881	3,109,004,571	2,153,583,539	12	61

1 Due to UBS’s losses, 27 million, 36 million, 28 million and 54 million of potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the quarters ended 31 December 2008 and 31 December 2007 and for the years ended 31 December 2008 and 31 December 2007. Shares were retrospectively adjusted for the rights issue.   2 Shares outstanding are increased by 5% to reflect the 1:20 ratio of the stock dividend.   3 Shares outstanding are increased by 7.053% due to the rights issue.   4 31 December 2008 includes 329,447,681 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008. 31 December 2008 and 30 September 2008 include 270,438,942 shares for the mandatory convertible notes issued to two investors in March 2008, adjusted for the dilution effect of the rights issue; remaining amounts related to exchangeable shares (31 December 2007 amounts have been adjusted for the stock dividend and rights issue).

Note 9 Income taxes

UBS recognized a net income tax benefit of CHF 1,727 million for fourth quarter 2008. This includes an income statement benefit of CHF 995 million from the recognition of an incremental net deferred tax asset on tax losses; which was partly offset by a decrease in the amount of deferred tax asset on available losses recognized directly to equity of CHF 653 million. Therefore, the net additional deferred tax asset was CHF 342 million.

The additional deferred tax asset relates to tax losses incurred in UBS AG Switzerland during the quarter (primarily due to the writedown of investments in US subsidiaries) which can be used to offset Swiss taxable income in future years. Its effect has been partially offset by a decrease in the amount of deferred tax assets recognized for US tax losses due to uncertainties related to the future taxable income position of the relevant entities.

Swiss tax losses can be carried forward for 7 years and US federal tax losses for 20 years. The deferred tax assets recognized at 31 December 2008 have been based on future profitability assumptions over a five year horizon. The level of assets recognized may, however, need to be adjusted in the future in the event of changes to those profitability assumptions.

Note 10 Fair value of financial instruments

Details about fair value measurements, including valuation techniques applied and inputs used, on 31 December 2008, will be included in the annual financial statements for 2008, which will be published on 19 March 2009.

a) Fair value hierarchy and measurements

Determination of fair values from quoted market prices or valuation techniques
	31.12.08				30.9.08
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	128.1	128.4	15.3	271.8	161.9	172.7	37.9	372.5

Trading portfolio assets pledged as collateral	25.4	13.2	1.6	40.2	42.0	39.1	3.1	84.2

Positive replacement values	5.1	811.2	38.2	854.5	9.7	524.1	30.3	564.1

Financial assets designated at fair value	1.1	11.2	0.6	12.9	1.4	11.3	0.5	13.2

Financial investments available-for-sale	2.4	1.2	1.6	5.2	0.4	1.9	1.9	4.2

Total assets	162.1	965.2	57.3	1,184.6	215.4	749.1	73.7	1,038.2

Trading portfolio liabilities	33.9	27.5	1.0	62.4	65.6	36.6	0.6	102.8

Negative replacement values	4.9	812.0	34.9	851.8	9.9	534.8	29.4	574.1

Financial liabilities designated at fair value	0.0	91.2	10.3	101.5	0.0	121.6	13.2	134.8

Total liabilities	38.8	930.7	46.3	1,015.8	75.5	693.0	43.2	811.7

Level 3 instruments

At 31 December 2008, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly include structured rates and credit trades, bespoke collateralized debt obligations (CDOs), instruments linked to the US sub-prime residential, US commercial and non-US real estate markets, non-real estate ABS, and leveraged finance instruments. Level 3 financial liabilities include in addition hybrid financial liabilities from structured product issuances.

Material changes in level 3 instruments

The reduction of level 3 instruments recognized as Trading portfolio assets by approximately CHF 24 billion in fourth quarter 2008 mainly relates to reclassifications from the IAS 39 category “held for trading” to the category “loans and receivables” (approximately CHF 13 billion), and the sale of positions to the fund owned and controlled by the Swiss National Bank in fourth quarter 2008 (approximately CHF 6 billion). In addition, writedowns, sales and foreign exchange movements contributed to the decrease of level 3 trading instruments. Net amounts of approximately CHF 3 billion have been reclassified from level 2 to level 3. Level 3 instruments reclassified to the category “loans and receivables” mainly relate to student loan auction rate securities. Level 3 instruments transferred to the SNB in fourth quarter mainly include products linked to US residential and commercial real estate markets and US reference linked notes.

Financial information (unaudited)
10 February 2009

Note 10 Fair value of financial instruments (continued)

a) Fair value hierarchy and measurements (continued)

Derivatives classified as level 3 increased by approximately CHF 8 billion (Positive replacement values) and approximately CHF 6 billion (Negative replacement values), predominately driven by widening credit spreads impacting fair values of structured rates and credit trades and bespoke CDOs. For positive and negative replacement values, net amounts of approximately CHF 2 billion and CHF 3 billion respectively have been reclassified out of level 3, mainly due to increased observability of valuation inputs for certain bespoke CDOs.
The transfer of further level 3 instruments to the SNB fund in 2009 will lead to more reductions in level 3 trading assets, positive and negative replacement values.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Own credit changes were calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. In the absence of relevant issuances and other market transactions, credit default swap spreads were considered as well.

Management report sections: economic own credit

The own credit amounts disclosed in the management report sections of this fourth quarter report represent economic own credit changes of financial liabilities designated at fair value through profit or loss. Included in economic own credit is the overall quantification of changes in fair value attributable to changes in UBS’s credit spread during the period. In addition, it includes the credit effect of peri-
od changes in fair values attributable to factors other than credit spreads, including benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates or index prices or rates (i. e. credit effect of volume changes). Prior periods have been restated to adhere to this approach. Economic own credit for fourth quarter 2008 was a loss of CHF 1,616 million. This loss mainly resulted from significant redemptions and repurchases of UBS debt in fourth quarter 2008. The redeemed debt instruments created unrealized own credit gains in prior periods, which were realized in fourth quarter 2008.

Own credit as calculated according to IFRS 7

The impact of own credit changes disclosed in note 3 of this report was calculated according to the guidance provided in IFRS 7 (CHF 158 million gain for fourth quarter 2008). It is different to the economic own credit amount disclosed in the management report sections. Own credit changes as defined by IFRS 7 include only the change in credit spread applied to closing fair values. Prior periods have been restated to adhere to this approach. The amount disclosed in note 3 of this report for fourth quarter 2008 excludes a loss due to changes in fair values during the period of CHF 1,773 million attributable to the economic own credit factors described above.

Credit valuation adjustments on monoline credit protection

Credit valuation adjustments for monoline credit protection increased CHF 2.2 billion to CHF 7.5 billion in fourth quarter 2008. Continued deterioration in the underlying CDO markets resulted in an increase of insured amounts, requiring higher credit valuation reserves. In addition, credit spreads for monoline counterparties deteriorated in the period, which led to further increased credit valuation adjustments. Valuation details and sensitivity information will be provided in UBS’s annual financial statements for 2008, which will be published on 19 March 2009.

b) Deferred Day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS’s Financial Statements at their transaction price although the values obtained from the relevant valua-

tion model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

Note 10 Fair value of financial instruments (continued)

b) Deferred Day-1 profit or loss (continued)

	Quarter ended
CHF million	31.12.08	30.9.08	31.12.07

Balance at the beginning of the period	654	513	578

Deferred profit / (loss) on new transactions	117	168	146

Recognized (profit) / loss in the income statement	(105)	(76)	(161)

Foreign currency translation	(39)	49	(13)

Balance at the end of the period	627	654	550

Note 11 Reclassification of financial assets

In fourth quarter 2008 and pursuant to the amendments to IAS 39 and IFRS 7, UBS reclassified certain financial assets out of Trading portfolio assets to Loans and receivables. The financial assets were reclassified using their fair value on the date of the reclassification which became their new cost basis at that date. The reclassification of these financial assets reflects UBS’s change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term.

Financial assets with a fair value of CHF 17.2 billion and CHF 8.4 billion were reclassified out of Trading portfolio assets to Loans and receivables on 1 October 2008 and 31 December 2008, respectively.
At 31 December 2008, the reclassified financial assets had a total carrying value of CHF 24.8 billion and a total fair value of CHF 21.4 billion.
Fair value gains of CHF 0.2 billion were recognized in the income statement in fourth quarter 2008 on the financial assets reclassified on 31 December 2008.
If the financial assets had not been reclassified, the change in their fair values would have resulted in losses of CHF 4.2 billion in the income statement in fourth quarter 2008.
After reclassification, the contribution of the reclassified financial assets to UBS’s income statement was an increase in Net interest income of CHF 0.3 billion, net of a Credit loss expense of CHF 1.3 billion, resulting in a total negative impact on operating profit before tax of CHF 1.0 billion for the quarter ended 31 December 2008.

Note 12 Commitments

The table below shows the maximum committed amount of contingent claims and other commitments given.

	31.12.08			30.9.08
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	13,124	(344)	12,780	15,708	(444)	15,264

Performance guarantees and similar instruments	3,596	(446)	3,150	4,119	(642)	3,477

Documentary credits	2,979	(415)	2,564	3,762	(477)	3,285

Total contingent claims	19,699	(1,205)	18,494	23,589	(1,563)	22,026

Irrevocable commitments to acquire auction rate securities[1]	15,539	0	15,539	20,868	0	20,868

Undrawn irrevocable credit facilities	60,316	(1)	60,315	78,638	(2)	78,636

1 At 31 December 2008, the commitment to repurchase auction rate securities is recognized on the balance sheet as a Negative replacement value of CHF 1,028 million (USD 964 million). Refer to note 15 of this report.

Financial information (unaudited)
10 February 2009

Note 13 Changes in organization

Reorganizations and disposals

Sale of assets to a third-party fund controlled by
the Swiss National Bank (SNB)

As announced on 16 October 2008, UBS entered into an agreement with the Swiss National Bank (SNB) to transfer certain illiquid securities and other positions to the SNB Stab-Fund limited partnership for collective investments (the “fund”), which is fully owned and controlled by the SNB.
For each transfer of assets, the SNB finances 90% of the purchase price by providing a loan to the fund and the remaining 10% by making an equity contribution to the fund. Upon each asset transfer, UBS purchases, for an amount equal to the SNB’s equity contribution to the fund on that date, an option to repurchase the fund’s equity (all such options referred to collectively as the “call option”). The exercise price of the call option is set at USD 1 billion plus 50% of the fund’s equity value that exceeds USD 1 billion at the time of exercise. The call option will be exercisable upon repayment in full of the loan provided by the SNB. The loan is secured by the assets of the fund and bears interest at a rate of one-month USD-LIBOR plus 250 basis points. Service of the loan will be made from the cash flows generated by the fund’s assets.
In the event of a change in control of UBS, the SNB has the right but not the obligation to request that UBS purchase the loan it provided to the fund at its outstanding principal amount plus accrued interest and the fund’s equity for 50% of its value at the time (the “put option”).
If, upon termination of the fund, the SNB incurs a loss on its loan, it will be entitled to receive 100 million UBS ordinary shares, subject to anti-dilution adjustments, in exchange for payment of the par value of these shares (the “contingent share issue”).
The positions are transferred to the fund at fair value determined at 30 September 2008. UBS’s estimated fair values as of 30 September 2008 are subject to review by independent third-party valuation agents and the positions transferred to the SNB are priced at the lower of UBS’s estimated fair value and the value determined by the SNB based on the valuation estimated by the valuation agents.
Compared with the initial announcement on 16 October 2008, the overall size of the portfolio to be transferred has been reduced. UBS has transferred or identified for transfer positions totaling a maximum loss potential of approximately USD 39.1 billion. Positions identified for transfer include approximately USD 21.9 billion of positions previously disclosed as risk concentrations, primarily US real estate-related securities and assets from the US reference-linked note program (RLN), and approximately USD 17.5 billion of other positions, mainly non-US real estate-related securities as well as other asset-backed securities, prior to the price difference of USD 0.3 billion on the already transferred securities.
On 16 December 2008, UBS completed the sale of a first tranche of securities positions for approximately USD 16.4 billion consisting primarily of US and European residential and commercial mortgage-backed securities and other asset-backed securities. The purchase price was USD 0.3 billion lower than the value UBS assigned to these securities on 30 September 2008. The remaining positions are expected to be sold in first quarter 2009 in one or more transfers.
Under IFRS, the option to purchase the fund’s equity is recognized on the balance sheet as a derivative at fair value with changes in fair value recognized in profit and loss. In fourth quarter 2008, the gain on the call option held by UBS was CHF 1,206 million.
The put option was evaluated as a contingent liability that has been deemed remote. The contingent share issue is treated as an equity instrument and was recognized at fair value in equity as an increase to Share premium and an expense in Net trading income. The fair value of the contingent share issue was estimated at approximately CHF 607 million and will not hereafter be re-measured to fair value.
Overall, the impact of the transaction on the income statement was a loss of approximately CHF 4,875 million in fourth quarter 2008. This reflects the amount paid or to be paid to the SNB for the call option of approximately CHF 4,822 million, partially offset by the fair value of the call option of approximately CHF 1,206 million, and the expense of approximately CHF 607 million associated with the contingent issuance of UBS shares in connection with the SNB transaction as well as a CHF 309 million loss due to price differences on the securities sold and CHF 343 million losses on hedges that were subject to trading restrictions as a result of the transaction.

Repositioning of the Investment Bank

In connection with the repositioning of the Investment Bank announced in October 2008, restructuring costs of approximately CHF 737 million were incurred in fourth quarter 2008. These costs consisted of approximately CHF 435 million of personnel expenses, mainly severance payments and other compensation, and approximately CHF 302 million of costs related to real-estate, including impairment losses on properties and equipment of CHF 100 million and costs for unused premises of CHF 202 million.

Acquisitions announced after the balance sheet date

Acquisition of the commodity index business of
AIG Financial Products Corp.

On 19 January 2009, UBS announced that its Investment Bank had entered into a binding agreement to purchase the commodity index business of AIG Financial Products Corp,

Note 13 Changes in organization (continued)

including AIG’s rights to the DJ-AIG Commodity Index. The purchase price for the transaction is USD 15 million, payable upon closing, and additional payments of up to USD 135 million over the following 18 months, based upon future earnings of the purchased business. Closing of the transaction, expected by May 2009, is subject to a number of regulatory and other conditions. No assurances can be given that any such conditions will be satisfied.

Regulatory considerations

UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Financial Market Supervisory Authority and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.

Note 14 Capital increases

Share capital increase

On 23 April 2008, the annual general meeting of shareholders (AGM) approved a proposal that UBS strengthen its shareholders’ equity by way of an ordinary capital increase. The capital increase was completed in June 2008 by means of a rights offering and resulted in the issue of 760,295,181 new fully paid registered shares with a par value of CHF 0.10 each. Net proceeds from the capital increase were approximately CHF 15.6 billion.

Mandatory convertible notes (MCNs)

March issuance

On 5 March 2008, UBS issued CHF 13 billion in mandatory convertible notes (March 2008 MCNs) to two investors. The March 2008 MCNs have a coupon of 9% per annum and are convertible into UBS shares after two years, with earlier conversion options for the investors and UBS. The terms of the March 2008 MCNs initially linked conversion to the share price at the date of conversion, with the minimum conversion price set at CHF 51.48 and the maximum conversion price at CHF 60.23 per share. As a result of anti-dilution adjustments triggered by the June 2008 capital increase, the initial conversion prices were adjusted and the March 2008 MCNs will be converted into a fixed number of 270,438,942 shares. The March 2008 MCNs have been treated as an equity instrument since the conversion prices were adjusted. In 2008, share premium increased due to the March 2008 MCNs by approximately CHF 7 billion; the impact on net profit from the valuation of the commitment with the two investors up to the issuance of the March 2008 MCNs on 5 March 2008 amounted to approximately CHF 3.9 billion. As of 31 December 2008, a liability representing the present value of the 9% coupon payments due on 5 March 2009 and 2010, respectively, was CHF 2.3 billion.

December issuance

On 15 October 2008, UBS entered into an agreement with the Swiss Confederation to issue mandatory convertible notes (December 2008 MCNs) with a face value of CHF 6 billion. The December 2008 MCNs were issued on 9 December 2008 after the shareholders approved, at the Extraordinary General Meeting held on 27 November 2008, the creation of conditional capital in a maximum amount of 365,000,000 shares to satisfy the conversion into UBS shares. The December 2008 MCNs counted as tier 1 capital for regulatory capital purposes from the date of issue.
The December 2008 MCNs pay a coupon of 12.5% per annum and are convertible into UBS shares after 30 months, with earlier conversion options for the note holder and UBS. Conversion is linked to the share price at the time of the conversion, with the minimum conversion price set at CHF 18.21 and the maximum conversion price set at CHF 21.31 per share. If the share price is at or below CHF 18.21, conversion will result in the issuance of the maximum number of 329,447,681 shares. If the share price is at or above CHF 21.31, conversion will result in the issuance of a minimum number of 281,579,096 shares plus an additional variable number of shares, provided however that the total number of shares to be issued will not exceed the maximum number of shares. If the share price is between the minimum and maximum conversion prices, the December 2008 MCNs will be converted into a variable number of shares by dividing CHF 6 billion by the market price determined immediately before conversion. Conversion prices are subject to anti-dilution adjustments in the event of certain corporate actions.
Under IFRS, the commitment to issue the December 2008 MCNs entered into by UBS on 15 October 2008 was subject to

Financial information (unaudited)
10 February 2009

Note 14 Capital increases (continued)

derivative accounting between the date the commitment was entered into and the date of issuance. Changes in the fair value of the commitment between 15 October 2008 and 9 December 2008 resulted in a gain of approximately CHF 329 million in fourth quarter 2008. The commitment was attributable to the equity component and was reclassified as a reduction to Share premium upon issuance of the December 2008 MCNs.
Upon issuance, the December 2008 MCNs were treated as a compound financial instrument consisting of a debt host and embedded equity and derivative components. The debt host was recognized as a liability initially measured at fair value and accounted for at amortized cost. The fair value of the debt host was estimated at approximately CHF 7,733 million. At 31 December 2008, the carrying value of the liability was approximately CHF 7,740 million and interest expense recognized in fourth quarter 2008 amounted to approximately CHF 8 million.
The fair value of the derivative component was determined to be approximately CHF 1,425 million, recognized as a Negative replacement value. Subsequent changes in the fair value of the derivative component resulted in a gain of approximately CHF 367 million in fourth quarter 2008. The equity component was attributed a fair value of approximately CHF 3,158 million, recorded in equity as a reduction to Share premium. The value of the equity component is not re-measured to fair value after 9 December 2008.

Note 15 Provisions
CHF million	31.12.08	30.9.08	31.12.07

Operational risks including litigation	771	1,663	772

Other[1]	1,039	844	944

Total	1,810	2,507	1,716

1 Excludes contingent claims and pensions.

Commitments to acquire auction rate securities

In second quarter 2008, Wealth Management US made provisions of CHF 919 million (USD 900 million) for the expected costs of the repurchase of auction rate securities and related costs, including fines. In third quarter 2008, the expected cost estimate remained unchanged.

In October, UBS proceeded with the settlement by registering with the SEC the offering of ARS rights (in the legal form of securities) to clients. The issued ARS rights provide eligible clients the right to sell ARS (put option), while UBS stipulated a right to call ARS from clients (as well as a litigation release from institutional clients).
Pursuant to the issuance of the ARS rights to clients, the commitment to repurchase auction rate securities from clients is treated as a derivative. As a result, the provision for the expected costs of the repurchase, excluding fines, was reclassified to Negative replacement value in fourth quarter 2008.
Up to the date of reclassification, the estimate of the expected costs, presented as general and administrative expenses in the income statement, increased by CHF 545 million, due to the timing of investor elections to sell their ARS to UBS, market developments and adjustments in UBS’s valuation methodology. After reclassification, changes in the fair value of the commitment resulted in an additional CHF 60 million loss in Net trading income. As of 31 December 2008, the fair value of the commitment recognized as Negative replacement value was CHF 1,028 million (USD 964 million). Refer to the “Exposures to auction rate securities” sidebar in the “Risk management and control” section of this report for more information.

Financial information (unaudited)
10 February 2009

Note 16 Litigation

UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on the operations or financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated. No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
At 31 December 2008, UBS is involved in the following legal proceedings which could be material to the Group:
a)	Tax Shelter Investigation: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (US Attorney’s Office) continues to examine certain tax-oriented transactions in which UBS and others engaged between 1996 and 2000. UBS is continuing to cooperate in this investigation.
b)	Municipal Bond: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC’s Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.
c)	HealthSouth: UBS is defending itself in two putative securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. In October 2008, UBS agreed to settle derivative litigation brought on behalf of HealthSouth in Alabama State Court. Due to existing insurance coverage this settlement has no impact on UBS’s result in 2008.
d)	Auction Rate Securities: UBS was sued by three state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of Auction Rate Securities (ARS) to clients and to UBS’s role and participation in ARS auctions. UBS also has been named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the class actions followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators are generally seeking rescission, i.e., for UBS to purchase the ARS that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. In May 2008, UBS entered into a settlement with the Massachusetts Attorney General in which UBS agreed to buy back USD 36 million in auction rate securities that had been sold to general purpose municipal accounts but were impermissible investments for those accounts. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), including the Massachusetts Securities Division (MSD), whereby UBS agreed to offer to buy back ARS from eligible customers within certain time frames, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). On 2 October 2008, UBS finalized its settlement with the MSD, on 11 December 2008 with the SEC and the NYAG, and UBS is continuing to finalize agreements with the other state regulators. UBS’s offer to purchase back ARS was done by a registered securities offering effective 7 October 2008. UBS’s settlement is largely in line with similar industry regulatory settlements; however, UBS is the only firm of its major competitors that offered to purchase ARS from institutional clients before a date certain. UBS’s settlement with the SEC and MSD require UBS to offer to buy eligible ARS from eligible institutional clients by no later than 30 June 2010. Settlements with the other NASAA states are being worked out. The NYAG settlement does not reference a date certain, but contains language similar to other industry settlements requiring that UBS make ‘best efforts’ to provide liquidity solutions for institutional investors. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARS or who had responsibility for disclosures. On 7 October 2008, the NYAG announced a settlement with the former Investment Bank Global General Counsel relating to his trading of ARS allegedly in violation of New York’s Martin Act. The former Investment Bank Global General Counsel neither admitted nor denied the state’s allegations, but agreed to certain penalties and sanctions.

Note 16 Litigation (continued)

e)	U.S. Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000–2007. In particular, the US Department of Justice (DOJ) is examining whether certain U.S. clients sought, with the assistance of UBS client advisors, to evade their U.S. tax obligations by avoiding restrictions on their securities investments imposed by the Qualified Intermediary Agreement (QIA) UBS entered into with the U.S. Internal Revenue Service (IRS) in 2001. DOJ and IRS are also examining whether UBS AG has been compliant with withholding obligations in relation to sales of non-US securities under the so-called Deemed Sales and Paid In US tax regulations. In connection with DOJ’s investigation, a senior UBS employee was detained by U.S. authorities as a “material witness”. In August, after his status as a witness had been resolved, the senior employee returned to Switzerland. On 19 June 2008, a former UBS AG client advisor pleaded guilty to one count of conspiracy to defraud the United States and the IRS in connection with providing investment and other services to a U.S. person who is alleged to have evaded U.S. income taxes on income earned on assets maintained in, among other places, a former UBS AG account in Switzerland. The sentencing hearing is currently scheduled for February 2009. In November 2008, the CEO of Global WM&BB was indicted by a U.S. federal grand jury sitting in the Southern District of Florida on one count of conspiring to defraud the IRS in violation of U.S. law. Among other things, the indictment alleges that the CEO of Global WM&BB had involvement in the operation and maintenance of the U.S. cross-border business while knowing that such business was being conducted in violation of certain U.S. laws. The IRS has submitted legal and administrative assistance requests seeking information relating to US clients of UBS AG to the competent Swiss authorities. UBS is addressing these requests with both Swiss and U.S. government authorities within the legal framework for intergovernmental cooperation and assistance established between Switzerland and the U.S. The IRS has also issued a civil summons and the District Attorney for the County of New York has issued a request for information seeking information located in the U.S. concerning UBS’s cross-border business, including any information located in the US relating to clients of that business. UBS understands that the IRS is presently also considering pursuing enforcement of this civil summons to require production of records located in Switzerland. Further, the IRS has delivered to UBS AG a notice concerning alleged violations of the QIA which UBS is responding to under the applicable cure process. The SEC is examining whether Swiss-based UBS client advisors engaged in activities in relation to their U.S.- domiciled clients that triggered an obligation for UBS Switzerland to register with the SEC as a broker-dealer and / or investment adviser. Finally, the Swiss Financial Market Supervisory Authority (FINMA) investigated UBS’s cross-border servicing of US private clients under Swiss Banking Supervisory legislation. The investigations are also focused on the management supervision and control of the US cross-border business and the practices at issue. UBS has been working to respond in an appropriate and responsible manner to all of these investigations in an effort to achieve a satisfactory resolution of these matters. As announced on 17 July 2008, UBS will no longer provide securities and banking services to US resident private clients (including non-operating entities with US beneficiaries) except through its SEC-registered affiliates. In addition, UBS is implementing steps to strengthen its overall QI compliance framework. Following disclosure of the US cross-border matter, it is possible that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions. It is premature to speculate as to the scope or effect of any such reviews.
f)	Sub-prime Related Matters: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitration and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting, and contractual obligations. In particular, UBS has been in regular communication with, and responding to inquiries by FINMA, its home country consolidated regulator, as well as the SEC and the United States Attorney’s Office for the Eastern District of New York (USAO), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of sub-prime instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management (DRCM). While FINMA has concluded its investigation in October 2008, the investigation by the SEC and the USAO are ongoing. In addition, a consolidated class action was filed against UBS and a number of senior directors and officers in the Southern District of New York alleging securities fraud in connection with the firm’s valuations and disclosures relating to sub-prime and asset-backed securities. UBS and a number of senior officers and directors have also been sued in a consolidated class action brought on behalf of holders of UBS ERISA retirement plans in which there were purchases of UBS stock. Both class actions are in early stages.

Financial information (unaudited)
10 February 2009

Note 16 Litigation (continued)

g)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de surveillance du secteur financier (CSSF). CSSF has made inquiries concerning two third party funds established under Luxembourg law the assets of which were managed by Bernard L. Madoff Investment Securities LLC, and which now face severe losses. The documentation establishing both funds suggests that UBS entities act in vari-
ous capacities including custodian, administrator, manager and promoter, and that UBS employees serve as board members. UBS is also involved in proceedings regarding redemption requests delivered to these funds prior to the revelation of the Madoff scheme. Further, certain clients of UBS Sauerborn (the KeyClient segment of UBS Deutschland AG) are exposed to Madoff-managed positions through third party funds and funds administered by UBS Sauerborn.

Note 17 Goodwill impairment

The ongoing crisis in the financial markets, dramatically changed industry dynamics, and the related decrease in market capitalization of UBS made it necessary to review if there is indication that goodwill allocated to its cash generating units is impaired. In fourth quarter 2008, Equity attributable to UBS shareholders decreased to CHF 34 billion. UBS’s market capitalization further decreased and amounted to CHF 44 billion at 31 December 2008 but was still well above book value.
The re-assessment of goodwill focused on UBS’s Investment Bank goodwill of CHF 4.3 billion, which is most affected by the implications of the financial market crisis. The Investment Bank business division represents one cash generating unit for purposes of assessing goodwill impairment. In its review, UBS considered the performance outlook of its Investment Bank business division and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount.
The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast fifth-year profit, the underlying equity, the cost of equity and the long-term growth rate.
On this basis, UBS concluded that goodwill allocated to the Investment Bank remains recoverable on 31 December 2008. The conclusion was reached on the basis of the forecast results of the Investment Bank which include those activities that are expected to generate positive cash flows in future years. The forecasts are based on an expectation that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in our performance forecasts, the goodwill carried in the Investment Bank business division may need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce IFRS Equity attributable to UBS shareholders and Net profit but it would not impact cash flows, as well as the BIS tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

Note 18 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			Quarter ended			Year ended
	31.12.08	30.9.08	31.12.07	31.12.08	30.9.08	31.12.07	31.12.08	31.12.07

1 USD	1.07	1.12	1.13	1.15	1.09	1.14	1.06	1.22

1 EUR	1.49	1.58	1.65	1.50	1.61	1.66	1.58	1.65

1 GBP	1.56	2.00	2.25	1.73	2.03	2.30	1.96	2.31

100 JPY	1.17	1.06	1.02	1.19	1.02	1.01	0.98	1.02

UBS registered shares
10 February 2009

UBS registered shares

UBS share price chart vs DJ Stoxx banks

UBS shares and market capitalization
	As of			% change from
	31.12.08	30.09.08	31.12.07	30.09.08	31.12.07

Share price (CHF)[1]	14.84	18.46	46.60	(20)	(68)

Market capitalization (CHF million)	43,519	54,135	108,654	(20)	(60)

[1] Historical share price adjusted for the 2008 rights issue and stock dividend.					Source: Bloomberg

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on SWX Europe, the New York Stock Exchange and the Tokyo Stock Exchange.
Ticker symbols
Trading exchange	Bloomberg	Reuters

SWX Europe	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities, including the possibility that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of new and more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0901

© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner

	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ John Cryan

	Name:	John Cryan
	Title:	Group Chief Financial Officer
Date: February 10, 2009